Form 20-F
period 2015-11-30
Focus Ventures Ltd.
filed 2016-04-15
CIK 1471603

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________

Commission File Number:

000-55349

FOCUS VENTURES LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

David Cass, President

Tel:  604-688-5288, Fax:  604-682-1514

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:           116,560,554 Common Shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes            No    X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ___   No    X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes    X       No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes ___     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___  Accelerated filer  ___ Non-accelerated filer    X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17        Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         No     X

GLOSSARY OF TECHNICAL TERMS

In this Annual Report, the following technical terms have the following meanings:

Apatite	A group of calcium - phosphate minerals.

Assay	An analysis to determine the presence, absence or quantity of one or more elemental components.

Au	The elemental symbol for gold.

Capa	Phosphate seam.

Cm	Centimeter.

Concession	A concession provides the holder with the exclusive right to undertake a specific mining activity within a determined area.

Deposit

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade to warrant further exploration and/or development expenditures.

Development	Preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.

Diatomite	Naturally occurring fossilized remains of single-celled aquatic algae (also known as diatomaceous earth).

Exploration	The prospecting, mapping, sampling, remote sensing, geophysical surveying, diamond drilling and other work involved in the searching for ore bodies.

Feldspar	A group of minerals primarily used in industrial applications for their alumina (synthetically produced aluminum oxide) and alkali content.

g/cm3	Grams per cubic centimeter.

Gypsum	A sedimentary rock consisting of hydrated calcium sulphate.

Hectare	An area totaling 10,000 square metres.

Interburden	Material that lies between two mineralized area.

Intrusive	A rock mass formed below earth’s surface from magma which has intruded into a pre-existing rock mass.

IP	Induced polarization.

Laminae	A thin layer, plate or scale of sedimentary rock.

Mineralization	Minerals of value occurring in rocks.

Mtpy	Million tonnes per year.

Ooliths	Spherical grains composed of concentric layers, most commonly composed of calcium carbonate (calcite or aragonite), but can be composed of phosphate, dolomite or iron.

Overburden	Material such as soil and rock that lies above a mineralized area.

Phosphate / P2O5	A salt or compound that has phosphorus in it and that is used especially in products (called fertilizers) that help plants grow.

Phosphorus	A chemical element essential for all life. In plants, its compounds form part of the structure of cells and assist in the transport of vital energy between cells.

Porphyry	A rock formed from the solidification of molten rock material, consisting of large-grained crystals.

Quartz	An oxide of silicon and a common rock-forming mineral that is frequently a dominant constituent of veins, especially those containing gold and silver mineralization.

Sandstone	A sedimentary rock consisting of grains of sand cemented together.

Sedimentary rocks	Types of rock formed by the deposit of material at the earth’s surface and within bodies of water.

Shale	Sedimentary rock formed by the consolidation of mud or silt.

Single super phosphate	A commercial mineral fertilizer produced by reacting naturally occurring phosphate rock with sulphuric acid.

Stratigraphy	The sequence of bedded rocks in a particular area.

Tonne	A metric tonne, 1000 kilograms or 2,204.6 pounds.

Tpy	Tonnes per year.

Tuffaceous / Volcanic Tuff	Sediments of which greater than 50% are rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.

μm	Micrometer.

- i -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” which represent expectations or beliefs of Focus Ventures Ltd. (the “Company”) about future events.  These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words.  Forward-looking statements relate to, among other things, the interpretation of results from completed exploration programs and planned exploration (including drilling) programs, as well as the Company’s intention to raise additional funds.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 3.D of this Annual Report under the heading “Risk Factors”, and elsewhere in this Annual Report.  Some of these risks and uncertainties include:

•

The Company has not achieved profitable operations;

•

The Company has no mineral properties in profitable production and even if the development of any of its properties is found to be economically feasible, the Company will be subject to all of the risks associated with establishing new mining operations;

•

Mineral reserves and resources as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

Exploration programs and mining are inherently risky and subject to conditions or events beyond the Company’s control;

•

The Company requires further rights and permits in order to conduct anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that the Company has obtained, could adversely affect its business;

•

The Company may face equipment shortages, access restrictions and lack of infrastructure;

•

Mining operations and exploration activities are subject to various federal, state and local laws and regulations;

•

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations;

•

Land reclamation requirements for the Company’s properties may be burdensome;

•

Title to mineral properties is not guaranteed and could result in future claims against the Company;

•

The Company may be subject to changing political and regulatory environments, which could adversely affect its business, results of operations and financial condition;

•

Local communities may adversely affect the Company’s ability to conduct exploration or development activities on its properties;

•

The Company is subject to currency exchange rate risk;

•

The Company may be adversely affected by commodity prices;

•

The Company’s financial position and its ability to finance obtain future financings may be adversely affected by fluctuations in securities markets;

•

The Company may not be able to compete with other mineral resource companies;

•

Additional equity financings may dilute the ownership interests of existing shareholders;

•

If the Company is unable to retain key members of management, the Company’s business might be harmed;

•

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies;

•

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations;

•

The Company believes that it may be a “passive foreign investment company” for the current taxable year which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors;

- ii -

•

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as the anti-bribery laws of the nations in which the Company conducts business, could subject it to penalties and other adverse consequences; and

•

It may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws.

The Company’s forward-looking statements contained in this Annual Report are made as of the respective dates set forth in this Annual Report.  Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made.  The Company does not intend to update these forward-looking statements except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.  You should carefully review the cautionary statements and risk factors contained in this Annual Report.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), which is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  The terms “mineral resource,” “measured resource,” “indicated resource” and “inferred resource” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003.  These terms, however, are not recognized by SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”).  In particular, the term “resource” does not equate to the term “reserve”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC.

Accordingly, information contained in this Annual Report containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

- iii -

PART I

Item 1 - Identity of Directors, Senior Management and Advisers.

A.

Directors and Senior Management.

Not applicable.

B.

Advisers.

Not applicable.

C.

Auditors.

Not applicable.

Item 2  -  Offer Statistics and Expected Timetable.

Not applicable.

Item 3  -  Key Information.

A.

Selected Financial Data.

The following table sets forth selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the fiscal years ended November 30, 2015, 2014, 2013, 2012 and 2011.  The Company’s transition date to IFRS was December 1, 2010.  The Company’s consolidated financial statements as at November 30, 2015 and 2014 and for the years ended November 30, 2015, 2014 and 2013 (the “Financial Statements”) have been audited by BDO Canada LLP (“BDO”), Chartered Professional Accountants, and are reported in Canadian dollars.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects”, and in conjunction with the Financial Statements and the Notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on November 30 of each year.

The following are summaries of certain selected financial information as at and for the fiscal years ended November 30, 2015, 2014, 2013, 2012 and 2011.

- 1 -

	11/30/15 ($)	11/30/14 ($)	11/30/13 ($)	11/30/12 ($)	11/30/11 ($)
Working Capital (Deficiency)	(3,313,554)	436,096	1,296,628	2,960,911	556,377
Exploration and Evaluation Assets (Mineral Properties)	9,472,448	1,541,532	438,378	470,196	216,644
Mineral Interest	587,564	-	-	-	-
Deferred Income Tax Liability	3,376,710	-	-	-	-
Shareholders’ Equity Attributed to Shareholders of the Company	1,356,834	2,114,228	1,848,083	3,517,930	828,274
Total Assets	12,909,720	2,432,402	2,136,903	3,755,669	1,202,598

Revenue	-	-	-	-	-
Loss and Comprehensive Loss Attributed to Shareholders of the Company	(7,083,179)	(5,114,769)	(3,166,231)	(136,908)	(2,671,664)
Income (Loss) Per Share – basic and diluted	(0.08)	(0.08)	(0.08)	(0.00)	(0.09)
Dividends Per Share	-	-	-	-	-
Weighted Average Number of Shares	88,348,674	64,595,292	40,182,403	36,973,919	29,313,746

Exchange Rate Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; and references to “US$” refer to United States dollars.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per United States dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended November 30.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on April 8, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = CDN$1.2994.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended March 31, 2016	1.3466	1.2962
Month ended February 29, 2016	1.4039	1.3522
Month ended January 31, 2016	1.4592	1.3970
Month ended December 31, 2015	1.3989	1.3357
Month ended November 30, 2015	1.3360	1.3093
Month ended October 31, 2015	1.3242	1.2901
Month ended September 30, 2015	1.3414	1.3146

Average
Fiscal year ended November 30, 2015	1.2720
Fiscal year ended November 30, 2014	1.1003
Fiscal year ended November 30, 2013	1.0290
Fiscal year ended November 30, 2012	1.0010
Fiscal year ended November 30, 2011	0.9845

The exchange rates set forth above are as set forth in the H.10 statistical release of the Federal Reserve Board.

B.

Capitalization and Indebtedness.

Not applicable.

C.

Reasons for the Offer and Use of Proceeds.

Not applicable.

D.

Risk Factors.

An investment in the Common Shares is highly speculative and involves a high degree of risk due to the nature of the Company’s business and the present early stage of the exploration and development of its mineral properties.  The following risk factors, as well as risks not currently known to the Company, could materially and adversely affect the Company’s future business, operations, financial condition and prospects, which could cause purchasers of Common Shares to lose part or all of their investment.  Before deciding to invest in any Common Shares, investors should carefully consider the risk factors described below.

The Company may not be able to continue as a going concern.

The Company currently has not achieved profitable operations and has accumulated losses of $33,712,303 from inception to November 30, 2015.  There is no guarantee that any of the Company’s properties will obtain profitable production in the near future, if at all, and the Company expects continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis.  The Company will periodically have to raise additional financing, either through equity or debt, in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  The Company’s ability to continue as a going concern is thus substantially in doubt and is dependent upon, among other things, the Company establishing mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis.

There can be no assurance that the Company will be successful in securing financings on favorable terms in the future.  Failure to obtain necessary financing at the time required may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties, or the loss of one or more of its property interests, and could ultimately cause the Company to cease operations.  Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities.

Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.  The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

The Company has no mineral properties in profitable production and even if the development of any of its properties is found to be economically feasible, the Company will be subject to all of the risks associated with establishing new mining operations.

While there is a small-scale gypsum operation on the Bayovar 12 Project, there is no production of phosphate.  The Company does not yet control the gypsum operations (see Item 4.D, “Information on the Company – Property, Plants and Equipment – Material Property – Bayovar 12 Project – Acquisition Terms”.

Exploration and development of mineral properties involves significant financial risks.  Most exploration projects do not result in the discovery of commercially mineable deposits, and no assurance can be given that any anticipated level of recovery of mineral reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) reserve body which can be legally and economically exploited.

Major expenses involved in determining the economic feasibility of a project include establishing mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting using such processes.  The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental management and protection; and gold prices, which are highly volatile.  Development projects are also subject to the successful completion of preliminary economic assessments, prefeasibility and feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

It can take several years from the initial phases of exploration until production is possible, if at all.  During this time, the economic feasibility of production may change. Estimates of mineral reserves, mineral resources, mineral deposits and production costs are merely estimates that may be incorrect when made and can be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations, work interruptions and fluctuations in commodity prices.

The costs, timing and complexities of developing the Company’s projects may be greater than anticipated because of inadequate road access, inadequate water and power supply and other support infrastructure issues.  Cost estimates may increase as more detailed engineering work is completed on a project.  It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up.  Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

If exploration programs of any of its properties do not result in the discovery of mineral reserves, the Company may need to write-off part or all of its investment in exploration stage properties.  Any such write-offs will adversely affect the Company’s business, financial condition and results of operations.

Mineral reserves and resources as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond our control.  The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.  Assumptions about prices are subject to greater uncertainty and industrial mineral prices have fluctuated widely in the past.  Declines in the market price of industrial minerals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit.  Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Exploration programs and mining are inherently risky and subject to conditions or events beyond the Company’s control.

Management of the Company has experience in the exploration and development of mineral properties.  The Company has also previously relied on, and may continue to rely on, consultants and others for its exploration and operating expertise.  Even with such expertise, the exploration, development and operation of a mine or mine property are inherently dangerous and involve many risks that experience, knowledge and careful evaluation may not be able to overcome, including:

●	unusual or unexpected geological formations;
●	metallurgical and other processing problems;
●	metal losses;
●	environmental hazards;
●	power outages;
●	labour disruptions;
●	industrial accidents;
●	periodic interruptions due to inclement or hazardous weather conditions;
●	flooding, explosions, fire, rockbursts, cave-ins and landslides;
●	mechanical equipment and facility performance problems;
●	avalanches; and
●	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company’s employees, environmental damage, delays in exploration or mining, increased exploration and production costs, asset write downs, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company requires further rights and permits in order to conduct anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that the Company has obtained, could adversely affect its business.

The Company’s anticipated future operations, which may include exploration, development and/or commencement of production on any of its mineral properties, require permits from various governmental authorities.  Obtaining or renewing governmental permits is a complex and time-consuming process.  Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents may evolve rapidly.  The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control.  Shortages of personnel in various levels of government could result in delays or inefficiencies.  Backlog within permitting agencies affected by the number of other large-scale projects currently in a more advanced stage of development could slow down the review process and adversely affect the permitting timeline of the Company's projects.  Negative public and stakeholder opinion is another factor that could affect the permitting timeline.  As well, the specific permitting requirements that will ultimately apply to any project are difficult to correctly assess at the exploration and development stage.  In addition, the Company’s future development plans may require it to obtain the necessary access rights in order to complete the development of its projects.

The Company cannot provide assurance that all rights and permits that it requires for its operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all.  Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Company has obtained, would adversely affect its business.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted.  A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities.  Certain equipment may not be immediately available, or may require long lead time orders.  A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure.  Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labor and other infrastructure are important determinants that affect capital and operating costs.  The availability of such infrastructure is subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company’s control.  The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining.  No assurances can be provided that the Company will be able to secure these rights on favourable terms, or at all.  Any failure by the Company to secure surface rights could prevent or delay exploration or development of the Company’s projects.

Mining operations and exploration activities are subject to various federal, state and local laws and regulations.

The Company’s operations and exploration activities are subject to extensive federal, state, and local laws and regulations governing various matters, including:

•

environmental protection;

•

expropriations of property;

•

restrictions on production;

•

exploration and development of mines, production and post-closure reclamation;

•

management and use of toxic substances and explosives;

•

management of tailings and other wastes;

•

mine construction;

•

management of natural resources and land;

•

import and export controls;

•

price controls;

•

royalties and taxation;

•

restrictions on repatriation of profits;

•

labour standards and occupational health and safety; and

•

historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. It is possible that future laws and regulations, amendments to existing laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of the Company’s properties.

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities.  There can be no assurance that future changes to environmental legislation will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties that are unknown by current management, and that may have been caused by previous owners or operators or that may have occurred naturally.  These hazards, as well as any pollution caused by the Company’s activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. Such laws are continually changing and, in general, are becoming more onerous.  Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Land reclamation requirements for the Company's properties may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration and mining companies in order to minimize long term effects of land disturbance.  Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish predisturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs.  The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required.  Therefore, the amount that the Company is required to spend may be materially higher than its estimates.  Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on the Company's financial performance, financial condition and results of operations.

Title to mineral properties is not guaranteed and could result in future claims against the Company.

The Company cannot provide assurance that title to its properties will not be challenged.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.  The Company may not have, or may not be able to obtain, all necessary surface rights to develop a mineral property.  Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained a secure claim to individual mining properties may be severely constrained.  The Company’s practice of obtaining industry standard title reports with respect to its properties should not be construed as a guarantee of title.  A successful claim contesting the Company’s title to a property could cause it to lose its rights to explore and, if warranted, develop that property or undertake or continue production thereon.  This could also result in a lack of compensation for the Company's prior expenditures relating to such property.

The Company may be subject to changing political and regulatory environments, which could adversely affect its business, results of operations and financial condition.

The Company is currently operating in countries that have relatively stable political and regulatory environments.  However, changing political aspects may affect the regulatory environments in which the Company operates and no assurances can be given that the Company’s plans and operations will not be adversely affected by future developments.  The Company’s property interests and operations in emerging nations are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and changing political conditions and international monetary fluctuations.  The occurrence of any such events, or changes to the laws and regulations governing such events, could have an adverse effect on the Company’s ability to explore or develop any of its properties and thus, its business, results of operations and financial condition.

Local communities may adversely affect the Company’s ability to conduct exploration or development activities on its properties.

The activities of the Company may be subject to negotiations with the local communities on or nearby its mineral properties for access to facilitate the completion of geological studies and exploration work programs.  The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such certain groups or individuals within the community.

The Company is subject to currency exchange rate risk.

The Company’s equity financings are often sourced in Canadian dollars but its current debt financing is sourced in US dollars and a significant portion of its expenditures may be incurred in other currencies.  At this time the Company does not hedge against exchange rate fluctuations.  Therefore, a weakening of the Canadian dollar against other currencies could have an adverse impact on the Company’s financial condition and thus, on the extent of the Company’s activities.

The Company may be adversely affected by commodity prices.

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered.  Commodity prices have historically fluctuated widely over short periods of time and are affected by numerous factors beyond the Company’s control, including domestic and international economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors on the exploration and development of the Company’s properties and the ability of the Company to enter into contracts and raise additional funds through debt or equity financings cannot accurately be predicted.

Generally, however, significant or continued reductions or volatility in commodity prices may adversely affect the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues, profits or losses.

The Company’s financial position and its ability to obtain future financings may be adversely affected by fluctuations in securities markets.

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects.  Further exploration and development of one or more of the Company’s projects will be dependent upon the Company’s ability to obtain financing through equity or debt or other means.

Securities markets have at times experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects.  There can be no assurance that these kinds of share price fluctuations will not occur in the future.  If such fluctuations do occur, they may negatively impact the Company’s ability to raise additional funds through equity or debt.

The Company may not be able to compete with other mineral resource companies.

The mineral exploration and mining industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater capitalization, financial resources, operational experience and technical facilities than itself or which are further advanced in their development, significantly larger or in possession of greater mineral reserves, for the acquisition of mineral claims, leases and other interests as well as for the recruitment and retention of qualified employees.  The Company’s competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than the Company can.  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties.  Competition could adversely affect the Company’s ability to acquire suitable new properties or prospects for exploration or development in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.  The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on its business, results of operations or financial condition.

Additional equity financings may dilute the ownership interests of existing shareholders.

The Company will require additional financings to continue its exploration and development activities and to repay the Loan (as hereafter defined).  If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders of the Company and reduce the value of their investment.  Such dilution may discourage ownership of the Company’s Common Shares or hinder the Company’s ability to raise additional funds through equity in the future.

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: Simon Ridgway, Chairman, Chief Executive Officer and a director of the Company; Kevin Bales, Chief Financial Officer; David Cass, President and a director of the Company; and Ralph Rushton, Vice-President, Corporate Development and a director of the Company.  Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all.  The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with several other natural resource companies that acquire interests in mineral properties.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the Board, any director in a conflict must disclose his interest and abstain from voting of such matter.  Such associations may give rise to conflicts of interest from time to time.  As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations.

All companies are subject to legal claims, with and without merit.  The Company’s current and future operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.  The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify.  Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees.  There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company’s financial position and results of operations.

The Company believes that it may be a "passive foreign investment company" for the current taxable year which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company believes that it may have been classified as a passive foreign investment company (“PFIC”) for the taxable year ending November 30, 2015, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined under “Taxation—U.S. Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a “qualified electing fund” election, which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

U.S. Holders are urged to consult their own tax advisers as to whether the Company may be treated as a PFIC and the tax consequences thereof.

Failure to comply with the FCPA, as well as the anti-bribery laws of the nations in which the Company conducts business, could subject it to penalties and other adverse consequences.

The Company’s business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.  Since all of the Company’s presently held mineral property interests are located in Peru, there is a risk of potential FCPA violations.  In addition, the Company is subject to the anti-bribery laws of Peru and of any other nations in which it conducts business in the future.  The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA or other anti-bribery laws for which the Company may be held responsible.  If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

It may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws.

The Company is incorporated under the laws of the Province of British Columbia, Canada.  Most of its directors and officers reside in Canada.  Because all or a substantial portion of the assets of the Company and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws.  There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

Item 4  -  Information on the Company.

A.

History and Development of the Company.

Corporate Overview

The Company was incorporated as Orinoco Gold Inc. pursuant to the Company Act (British Columbia) on April 30, 1993, and changed its name to Active Assets & Associates Inc. on September 16, 1999.  Effective May 16, 2002, the Company consolidated its share capital on the basis of one new Common Share for every ten existing Common Shares and changed the Company’s name to Focus Ventures Ltd.

The Company is currently organized pursuant to the Business Corporations Act (British Columbia) (“BCBCA”) which replaced the Company Act (British Columbia) in 2004.  The Company’s registered and head offices are located at 200 Burrard Street, Suite 650, Vancouver, BC, V6C 3L6, and its telephone number at such address is 604-688-5288.

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on September 24, 1996 and currently trades on the TSXV under the symbol “FCV”.

Material Events in the Development of the Business

The Company was initially engaged in the acquisition and exploration of mineral resource properties, and commenced exploration work on two properties in the Yukon Territory, Canada in 1995.  In September 1996, the Company’s Common Shares were listed on the Vancouver Stock Exchange (now called the TSXV), and in early 1997, it conducted an exploration program on a property located in Honduras, Central America.  The Company subsequently disposed of its mineral property interests and in 1999, changed its business to e-commerce in order to commence development of an international business to business, online auction hub for the sale of industrial equipment and excess assets.  In 2000, the Company discontinued the development of its internet auction website in view of unfavourable market conditions, lack of funds and the failure of the contracted internet auction site developer to perform.

In order to revert back to mineral exploration, the Company changed its business focus to natural resources in 2002 with the aim of acquiring and exploring mineral properties.  The Company, however, remained dormant with minimal cash resources and no business activity for several years.  On April 21, 2008, with the consent of the Company, the SEC issued an order revoking the registration statement of the Company’s Common Shares under section 12(j) of the U.S. Exchange Act.  The Company consented to this administrative procedure as the Company was dormant at that time.  The Company’s Common Shares continued to trade publicly on the TSXV; however, broker-dealers in the United States were not permitted to effect transactions in U.S. markets.  The Company filed a new registration statement under section 12(g) of the U.S. Exchange Act which became effective on March 10, 2015.  This filing resulted in the removal of the restrictions on U.S. broker-dealers caused by the section 12(j) order, so that trading of the Company’s Common Shares in U.S. markets may resume.

In 2009, the Company re-activated, acquiring a mineral property interest in Peru and raising funds to carry out exploration work on the property.  Since 2009, the Company has held interests in several mineral properties located in Mexico, Peru and Colombia, and has focused its acquisition and exploration activities on properties hosting phosphate mineralization in addition to properties containing precious and base metals.

Recent History

In 2012, the Company acquired an interest in the Aurora porphyry copper-molybdenum property in Peru.  The Company also entered into option and strategic alliance agreements on phosphate mineral concessions in Colombia, and acquired by staking and by option several phosphate concessions in Peru.  After completing exploration programs on each of its gold/silver properties in Mexico, the Company relinquished all interests in its Mexican properties in 2013.  In late 2013, the Company acquired an option to acquire a 70% interest in the Bayovar 12 phosphate project located in Peru (the “Bayovar 12 Project”).

In September 2014, the Company relinquished its property option agreements in Colombia.  In November 2014, the Company decided to terminate an option agreement involving a portion of its Quebranta Project (as defined below) in Peru.  In October 2014, the Company released a NI 43-101 compliant resource estimate report on the Bayovar 12 Project.

In March 2015, the Company signed agreements whereby the Company’s option to acquire an interest in the Bayovar 12 Project was terminated and the Company agreed to purchase outright a 70% interest in the Bayovar 12 Project in consideration of a cash payment of US$4,000,000 ($4,985,200).  The closing of this acquisition took place on March 26, 2015.  See Item 4.D, “Information on the Company – Property, Plants and Equipment – Material Property – Bayovar 12 Project” for further information on these agreements.

In order to raise funds to cover the purchase price of the 70% interest in the Bayovar 12 Project and for general working capital, the Company entered into a credit agreement (the “Credit Agreement”) whereby Resource Income Partners Limited Partnership and Sprott Resource Lending Partnership (the “Lenders”) lent US$5,000,000 ($6,231,500)  (the “Loan”) to the Company.  The closing of the Loan took place on March 26, 2015.  Key terms of the Loan are:

•

an interest rate of 12% per annum and a maturity date of September 30, 2016;

•

the loan is repayable prior to maturity, in full or in part, at the option of the Company, provided a minimum of six months of interest has been paid;

•

the Lenders received a structuring fee of US$75,000 ($93,413) cash, and a drawdown fee equal to 3.5% of the amount drawn paid by the issuance of 1,018,554 Common Shares to the Lenders; and

•

the Company was to complete within 90 days of the closing of the Loan an equity financing to raise net proceeds of at least US$1,500,000 ($1,855,500) which was to be used  to prepay a portion of the Loan.

In order to provide the Company with additional funds for ongoing operations, the Company entered into an agreement (the “Royalty Sale Agreement”) dated April 15, 2015 whereby it has sold to a subsidiary of Radius Gold Inc. (“Radius”) for US$1,000,000 ($1,227,552)a royalty on future phosphate production from the Bayovar 12 Project equal to 2% of the Company’s 70% interest in the Bayovar 12 Project.  Pursuant to the terms of the Royalty Sale Agreement, the Company has the right until April 15, 2016 to buy back one-half of the royalty for US$1,000,000.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.  The Company and Radius have two common directors.

In the latter half of 2015, the Company decided to let lapse all of its concessions, and options to acquire concessions, in Peru which did not form part of the Bayovar 12 Project.  In June 2015, the Company completed a private placement financing to raise gross proceeds of $4,000,000, of which US$1,500,000 ($1,855,500) was used to make the required prepayment of the Loan, as described above.  In August 2015, the Company released an updated NI 43-101 compliant resource estimate report on the Bayovar 12 Project.  In November 2015, the Company completed a private placement financing to raise gross proceeds of $2,334,000.  These funds were allocated for continued development of the Company’s Bayovar 12 Project.

See Item 4.D, “Information on the Company – Property, Plants and Equipment”, below for further information on the Company’s properties and for a description of the legal framework for conducting mining in Peru, including royalties, taxes and environmental regulations.

B.

Business Overview.

The Company is primarily engaged in the exploration and development of quality phosphate projects in Latin America, where the Company believes the discovery and advancement of new deposits is becoming increasingly important given the growing demand and limited supply of phosphate for fertilizer production.  The Company presently owns a 70% interest in the Bayovar 12 Project.  The Company considers the Bayovar 12 Project to be its only material property and the Company is currently focusing its resources on development of this project.

See Item 4.D, “Information on the Company – Property, Plants and Equipment”, below, and Notes 6 through 12 to the Financial Statements for more detailed information.

The Company is in the exploration stage and its properties do not contain a known commercially viable minable deposit.  There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and further exploration or development is required before a final evaluation of the economic and legal feasibility is determined.

See Item 3.D, “Key Information – Risk Factors” and Item 4.D, “Information on the Company – Property, Plants and Equipment – Legal Framework for Mining Activities in Peru” below for a description of the legal framework for conducting mining in Peru, including royalties, taxes and environmental regulations.

Property Acquisitions

The Company has capitalized the following acquisition costs on its mineral properties as at and during the past three fiscal years:

	Peru	Mexico	Colombia	Total
Balance, November 30, 2012	$ 284,783	$ 135,843	$ 49,570	$ 470,196
Acquisition costs - cash	104,025	126,561	-	230,586
Write-off of exploration and evaluation assets	-	(262,404)	-	(262,404)
Balance, November 30, 2013	$ 388,808 388,808	$ -	$ 49,570	$ 438,378
Acquisition costs - cash	1,276,031	-	-	1,276,031
Write-off of exploration and evaluation assets	(123,307)	-	(49,570)	(172,877)
Balance, November 30, 2014	$1,541,532	$ -	$ -	$1,541,532
Acquisition costs – cash	122,747	-	-	122,747
Exploration and evaluation assets acquired through business combination	9,607,016	-	-	9,607,016
Write-off of exploration and evaluation assets	(571,295)	-	-	(571,295)
Recovery of exploration and evaluation assets costs	(1,227,552)	-	-	(1,227,552)
Balance, November 30, 2015	$9,472,448	$ -	$ -	$9,472,448

Property Dispositions

In 2010, the Company granted to Compañia de Minas Buenaventura (“Buenaventura”) an option to acquire up to a 75% interest in the Minas Chanca claims located in Peru by spending US$3 million in exploration over a period of 3.5 years.  As of April 2012, Buenaventura had completed its expenditure commitments and vested its 75% interest.  In order to monetize the Company’s interest in the property, the Company sold its remaining 25% interest and royalty to Buenaventura for US$2.5 million in May 2012.

In May 2012, the Company sold its Santo Domingo Property in Peru to Fresnillo plc for US$1.1 million.

Current Plans

The Company’s activities are currently focused on advancing the Bayovar 12 Project.  Management’s plan of operations for the coming 12 months are to complete a feasibility study on the Bayovar 12 Project, including the taking a bulk sample.

Sustaining the Company’s planned activities over the next 12 months will be dependent on the Company completing additional financing.  See Item 5, “Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Outlook” for more detailed information.

C.

Organizational Structure.

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

D.

Property, Plants and Equipment.

The Company owns no material plant or equipment.  The majority of equipment required to conduct work on the Bayovar 12 Project is provided by contractors.

The Company holds a 70% interest in the Bayovar 12 Project located in northern Peru, as set out in the following map and more particularly described below:

Material Property

Bayovar 12 Project

Description of Property

The Bayovar 12 Project consists of the Bayovar No. 12 mining concession which covers 12,575 hectares in the Sechura Province, Piura Region of northwestern Peru, approximately 950 kilometres north of the Peruvian capital of Lima, 90 kilometres southwest of the city of Piura and 65 kilometres south of the town of Sechura.  It is accessible year round via a series of multi-lane sealed roads and highways, and is a 40 kilometre drive to marine port facilities located on Sechura Bay.

The property shows potential to host a large sedimentary phosphate deposit.  The Bayovar district is situated in the Sechura Desert, a north-trending basin approximately 22,000 square kilometres in area comprising Miocene-aged sedimentary rocks.  Phosphate was discovered in the 1950s during drilling for petroleum.  The phosphate occurs as beds of pelletal phosphate within the Zapallal Formation, a thick sequence of diatomite, phosphate and sandstone.  The phosphate beds are remarkably regular in P2O5 content over long distances, a typical characteristic of marine phosphate deposits.

The Pan-American Highway crosses the claim at its eastern end, and an easement for power transmission lines transects the Bayovar 12 Project at its northern end.  Water can be sourced from surface water and from the nearby Sechura Bay.  A location map for the Bayovar 12 Project is set out below:

LEGEND
Bayovar 12 Concession
Pan-American Highway
Primary Road
Secondary Road
Bayovar Port
REFERENCE
DATUM: WGS84 PROJECTION: UTM ZONE 17S
25
0
25
50
Kilometers
SCALE 1:1,000,000
METRES
PROJECT
FOCUS VENTURES LTD.
FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU
TITLE
PROJECT LOCATION MAP
Piura
BAYOVAR 12
Peru
Lima
Sources: Esri, DeLorme, USGS, NPS. Sources: Esri, USGS, NOAA
Sullana
La Huaca
Tambo Grande
Bahia de Paita
Paita
Chulucanas
Morropón
Castilla
Catacaos
Buenos Aires
Huancabamba
PIURA
Sechura
Bahia de Sechura
Peru Trench
Bayovar
Olmos
LAMBAYEQUE
Motupe
Salas
Pan-American Highway
Jayanca
Tucume
Morrope
Mochumi
Ferreñafe
Lambayeque
Picsi
Chiclayo
Pimentel
Monsefú
Eten
Saña
Pacific Ocean
National Geographic, Esri, DeLorme, NAVTEQ, UNEP-WCMC, USGS, NASA, ESA, METI, NRCAN, GEBCO, NOAA, iPC
374964
424964
474964
524964
574964
624964
674964

The Company is responsible for keeping the Bayovar 12 Project concession in good standing by paying taxes of US$37,725 in June of each year.  The Peruvian government owns the surface lands comprising the Bayovar 12 Project, and the Company makes annual royalty and surface lease payments to the government and local community totalling US$104,640.

To March 31, 2016, the Company has incurred approximately US$10,795,000 in acquisition, concession maintenance, exploration and development costs on the Bayovar 12 Project.

Acquisition Terms

Pursuant to an agreement (the “Bayovar 12 Option Agreement”) dated January 7, 2014 among the Company’s Peruvian subsidiary, Agrifos Peru S.A.C. (“Agrifos”), Juan Paulo Quay S.A.C. (“JPQ”), and the shareholders of JPQ, Trabajos Maritimos S.A. and Inca Terminals & Mining Inc. (together the “Vendors”), Agrifos had the option to acquire a 70% interest in the issued share capital of JPQ (the “JPQ Interest”), the titleholder of the Bayovar 12 Project.

As part of the requirements to keep the Bayovar 12 Option Agreement in good standing, Agrifos spent a minimum of US$1.0 million on exploration and drilling of the Bayovar 12 Project, and paid US$1.0 million to the Vendors.

On March 5, 2015, Agrifos entered into two purchase agreements with the Vendors (the “Bayovar 12 Purchase Agreements”) whereby Agrifos paid to the Vendors an aggregate of US$4.0 million to acquire the JPQ Interest, and thereby cancelled the Bayovar 12 Option Agreement.  The terms of both of the Bayovar 12 Purchase Agreements are as follows:

a)

Agrifos has committed to spending a minimum of US$14.0 million, with no time limitation, in development of the Bayovar 12 Project, without dilution to the Vendors’ remaining 30% interest;

b)

if after spending US$14.0 million further funding is needed to determine the viability of a phosphate operation, the Company must incur additional development expenditures of up to US$4.0 million of which 30% will be treated as a loan to the Vendors;

c)

the Company was required to complete the PFS by December 31, 2015 or else obtain an extension by making a cash penalty payment to the Vendors;

d)

port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the JPQ Maritime Terminal located 40 kilometres west of the Bayovar 12 Project;

e)

the Vendors will maintain responsibility for gypsum operations on the concession until the delivery of the PFS, and the transfer from JPQ of the Vendors’ port activities and assets and all related licenses and permissions; and

f)

Agrifos will retain a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ.

The purchase of the JPQ Interest was completed on March 26, 2015, and the Company delivered the PFS to the Vendors prior to the December 31, 2015 deadline.  The transfer from JPQ of the Vendors’ port activities and assets has also been completed.  The transfer of all related licenses and permissions is not yet completed.

Royalty Sale

In order to provide the Company with additional funds for ongoing operations, the Company entered into the Royalty Sale Agreement whereby it has sold to a subsidiary of Radius for US$1.0 million a royalty on future phosphate production from the Bayovar 12 Project equal to 2% of the Company’s 70% interest in the Bayovar 12 Project.  Pursuant to the terms of the Royalty Sale Agreement, the Company has the right until April 15, 2016 to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.  The Company and Radius have two common directors.

Phase 1 Drill Program

During March and April 2014, the Company conducted a first phase drill program to target phosphate beds within the Diana Formation, a sequence of horizontally bedded diatomites and sandstones.  The program concentrated on the western portion of the Bayovar 12 Project.

The program consisted of 20 HQ vertical core holes totaling 2,027 metres. Drill hole total depths ranged from 81 to 131 metres (mean of 101 metres).  All of the drill holes were completed to their planned total depths, and no drill holes were lost or abandoned due to technical or ground issues.  The drilling was conducted on a nominal 800 by 800 metres spaced grid covering approximately 650 hectares of the total 12,575 hectare concession.

The Company intersected 15 distinct and correlatable phosphorite beds (identified as PH01 through PH15) across the concession.  The upper 13 phosphorite beds (PH01 to PH13) are Diana ore zone Beds with the lower two beds (PH14 and PH15) interpreted as phosphorite beds occurring in the underlying Tuffaceous Diatomite unit.  The individual phosphorite beds exhibit relatively uniform thickness and P2O5 grade profiles across the concession.

All 20 of the drill holes intersected the full sequence of phosphorite beds which span a total mean thickness of 40 metres including interburden diatomite beds.  Shallowing of the phosphate beds occurs in the eastern part of the grid, less than 26 metres below surface in some holes.  Mineralization is open in all directions outside of the drill grid.  The phosphate beds comprise up to 40% apatite pellets, ooliths and fossil debris consisting of mainly fish teeth, bones and scales representing the remains of marine organisms that accumulated on the sea floor.  Flat-lying deposits such as sedimentary phosphates and other bulk commodities such as bauxite and gypsum may be amenable to precision mechanized strip mining using continuous surface miners.

Sampling Quality Analysis and Quality Control

Logging and sampling is undertaken at site under a Quality Analysis and Quality Control (“QA/QC”) protocol developed by the Company.  Due to the friable nature of the diatomite, the core cannot be split by diamond saw or mechanical splitter, and has to be split by hand.  Once logged and sampled, the core is bagged and transported in sealed plastic drums by Company personnel to Certimin Laboratories in Lima, Peru for analysis.  Phosphorous pentoxide (P2O5) and silica are determined by gravimetric methods.  Major oxides are determined by ICP-OES.  Certimin Laboratories is a certified ISO 9001 laboratory and uses standards for phosphate and silica from the Association of Fertilizer and Phosphate Chemists.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the Company’s QA/QC program which involves the insertion by Company personnel of blind certified standards, blanks and core duplicates into the sample stream at regular intervals in order to independently assess analytical precision and accuracy of each batch of samples as they are received from the laboratory.

Phase 2 Drill Program

During April 2015, the Company completed a Phase 2 diamond drill program at the Bayovar 12 Project.  A total of 42 vertical holes were drilled mainly in the eastern part of the original drill grid where the horizontal phosphate beds are closest to surface.  The drilling outlined phosphate mineralization over approximately eight kilometres from west to east and five kilometres north to south.  All holes intersected the same sequence of phosphate beds and highlight the remarkably consistent geology and grades of the phosphate mineralization over long distances, with no faults or structures affecting the beds.

David Cass, the Company’s President and a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the NI 43-101 Qualified Person responsible for the drilling programs described above.

2014 and 2015 Resource Estimates

In September 2014, the Company received a maiden NI 43-101 compliant mineral resource estimate for the Bayovar 12 Project based on the Company’s Phase 1 20-hole drill program.  The estimate was prepared by Golder Associates (“Golder”) and supervised by Jerry DeWolfe, MSc. P.Geo, an Independent Qualified Person defined under NI 43-101.

In August 2015, the Company announced that it received an updated NI 43-101 compliant mineral resource estimate for the Bayovar 12 Project. The resource estimate was based on 62 boreholes drilled over 2,400 hectares of the 12,575-hectare property, at drill spacings ranging from 400 to 800 metres.

See “Cautionary Note to United States Investors” herein stating that the technical information contained herein, including the use of the terms “resources” and “reserves”, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

2016 Prefeasibility Study

In September 2014, the Company began the preparation of a preliminary economic assessment study (the “PEA”) to examine options for production from the Bayovar 12 Project.  Prior to completion of the PEA, the Company decided in July 2015 to upgrade the scope of the PEA to a prefeasibility study of production of phosphate rock concentrate for use as direct application fertilizer (“DAPR”).

In January 2016, the Company announced the results of its independent NI 43-101 prefeasibility study (the “PFS”) on its Bayovar 12 Project.  The Company subsequently engaged a third party mining consultancy to undertake an independent review of the study’s mine plan and production schedule, with a goal of optimizing the project economics.

The following information is from the technical report (the “PFS”) entitled “Bayovar 12 Phosphate Project, NI 43-101 Pre-Feasibility Study, Department of Piura, Peru” dated effective December 18, 2015, as amended April 4, 2016, prepared by Conrad E. Huss, Jerry DeWolfe, Tom Drielick, Glenn Gruber and Edward Mines.  The full text of the PFS is available for viewing on SEDAR at www.sedar.com and on EDGAR at https://www.sec.gov/edgar.shtml, and is incorporated by reference in this Annual Report.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the PFS.

See “Cautionary Note to United States Investors” herein stating that the technical information contained herein, including the use of the terms “resources” and “reserves”, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Summary

The Bayovar 12 Phosphate Project has been investigated as an open pit mine and beneficiation plant to produce two grades of direct application phosphate rock (DAPR) fertilizer for local and international markets. DAPR is primarily produced from three locations: North Carolina, Tunisia, and the Sechura region of northwest Peru. The variety of DAPR from Sechura is referred to as reactive phosphate rock (RPR) since it most readily releases phosphate (P2O5) to acidic soil in humid regions. The Company intends to produce 24% P2O5 RPR as organic fertilizer and 28% P2O5 RPR as an organic substitute to single super phosphate (SSP).

The results of this prefeasibility study indicate that it is both technically and commercially feasible to produce and ship these RPR products from the phosphate resources contained on the Bayovar 12 concession in both the near and long-term.

Property Description and Ownership

The Bayovar 12 Concession is located in the Province of Sechura, Department of Piura in northwestern Peru.  The property is located approximately 950 kilometres north of the Peruvian capital, Lima, 65 kilometres south of the town of Sechura and 90 km southwest of Piura. The concession is approximately 40 kilometres east of the fishing village of Puerto Rico, which is situated on the southern margin of Sechura Bay on the Pacific coast of Peru.

The Bayovar 12 Concession is located approximately 15 kilometres northeast of Vale’s operating Miski Mayo Phosphate Mine and directly east of the Fosfatos del Pacifico (FOSPAC) phosphate reserve area.

The concession is connected by sealed road to tidewater and the JPQ marine port facilities 40 kilometres to the west. The marine port facility is used by JPQ principally for the export of gypsum currently mined from the Bayovar 12 Concession and for phosphate rock produced locally from adjacent concessions. The JPQ port terminal was previously used to export phosphate rock extracted from the Bayovar Mine, prior to its acquisition by Vale.

Mineral Tenure

Juan Paolo Quay S.A.C (JPQ) is the title holder of the Bayovar 12 mining concession.  JPQ was a marine transport and service provider owned by Trabajos Maritimos S.A. and Inca Terminals and Mining Inc., subsidiaries of Grupo Romero (Peru) and Mamut Andino C.A. (Ecuador), respectively. On March 26, 2015, Focus (via Peruvian subsidiary Agrifos) acquired an outright 70% interest in the issued share capital of JPQ, by paying US$4 million cash to the owners of JPQ.

The Bayovar 12 Concession comprises 12,575 hectares and was acquired by JPQ in 2007 under a contract with state company Activos Mineros S.A.C. for the exploitation of gypsum rock by open pit methods from the claim.

Geology and Mineralization

The Bayovar-Sechura Phosphate Deposit occurs in the Sechura Basin, a shallow north-trending basin situated in northwestern Peru.  The basin is filled by a thick sequence of interlayered marine sediments including phosphorite, diatomite, sandstone, shale and volcanic tuff, ranging in age from Eocene (56.0 to 33.90 Ma) at the base to Pliocence (5.33 to 2.58 Ma) in the upper basin.

The phosphate bearing units occur in the upper 135 to 215 metres of the Miocene (23.22 to 5.33 Ma) strata in the basin, within the Zapallal Formation.  The phosphorite beds are comprised primarily of massively bedded phosphate pellets with lesser grains and fragments of diatoms, volcanic glass; evaporate salts; quartz; feldspar; sponge fragments; gypsum, mica flakes and organic matter.  The phosphate is marine in origin and is generally in the form of the mineral francolite, a fluorhydroxycarbonate apatite.

The apatite is generally in the form of individual pellets although agglomerations of pellets, oolites, laminae, nodules and fragments of teeth, bones or shells are also present. The pellet grain size ranges from 0.4 to 2.0 mm in diameter, with larger pellets occurring in the phosphorite beds while finer grained pellets occur in the diatomite.

The Zapallal Formation stratigraphy dips gently to the east within the Bayovar 12 Concession. No faulting or folding was identified within the concession.

The Company has intersected 16 distinct and correlatable phosphorite beds (identified as PH01 through PH16) across the concession.  The Company and Golder have interpreted the upper 13 phosphorite beds (PH01 to PH13) as Diana ore zone beds that have been modeled as mineral resources. The phosphorite beds range in thickness from 0.31 meters to 1.76 metres.  The individual phosphorite beds exhibit relatively uniform thickness and P2O5 grade profiles across the concession; however, there is a pronounced zonation of P2O5 grades in both the phosphorite and diatomite beds that effectively divides the Diana ore zone into an Upper Diana ore zone and Lower Diana ore zone.

Exploration Status

Detailed exploration drilling activities on the Bayovar 12 Concession to date have been limited to the Phase 1 (2014) and Phase 2 (2015) Focus exploration programs.

The Phase 1 exploration program resulted in the completion of 20 HQ (63.5 millimetre core diameter) vertical core holes totaling 2,027 metres while the Phase 2 exploration program added an additional 42 HQ vertical core holes totaling 3,944 metres for an overall project total of 62 drill holes and 5,971 metres. The drill hole total depths for both programs ranged from 81 to 131 metres (mean of 96 metres); total depth variation was due to the location relative to the Tablazo.

The Phase 1 drilling was conducted on a nominal 800 by 800 metre spaced grid covering approximately 27.36 square kilometres (2,736 Ha) of the total 125.75 square kilometres (12,575 Ha) of the Bayovar 12 Concession. The Phase 1 drilling program concentrated on the western portion of the Bayovar 12 Concession.

The Phase 2 drilling expanded the nominal 800 by 800 metre spaced drilling grid towards the east of the Phase 1 drilling, while also including some closer 400 by 400 metre spaced drilling to allow for evaluation of shorter range thickness and grade variability.  As of the effective date of this technical report, a significant portion of the concession remained undrilled.

Development and Operations

As of the effective date of this technical report there has been no phosphate development work undertaken on the Bayovar 12 Concession.

Mining activity on the Bayovar 12 Concession property is limited- to small-scale surface mining of quaternary age gypsum that occurs at surface on the low ground immediately east of the Tablazo.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are always reported as in situ tonnage and are not adjusted for mining losses or mining recovery.

Geological modelling and subsequent mineral resource estimation was performed by Golder in accordance with Golder internal modelling and resource estimation guidelines and in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (May 2003 edition).

Geological Database and Interpretation

All available Phase 1 and Phase 2 drill hole data and observations provided by Focus were compiled and loaded into a geological database.  Golder independently reviewed all phosphorite bed picks and correlations. The phosphorite-diatomite contact roof and floor picks performed by the Focus drill site geologists were reviewed by Golder using the drill hole descriptive geological logs, core photographs and the down hole analytical results.

Once the drill hole geological intervals were reconciled with the downhole analytical results, Golder performed a review of the overburden, phosphorite and diatomite bed correlation interpretations that were provided by Focus. Correlation fences were created in both the east-west and north south directions across the Bayovar 12 Concession. All 62 of the Focus drill holes were included in the correlation fences.

See “Cautionary Note to United States Investors” herein stating that the technical information contained herein, including the use of the terms “resources” and “reserves”, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Mineral Processing and Metallurgical Testing

No metallurgical testing has been performed prior to 2014 on the phosphorite layers underlying the Bayovar 12 Concession. The phosphorite layers are extensive and similar to those being mined by Vale (Bayovar Concession 2) and to those being developed by Fosfatos del Pacifico (Bayovar Concession 9). The unconsolidated phosphorite layers from Concessions 2 and 9 do not require grinding. The bench-scale test program for Bayovar 12 phosphorite layers examined the proven unit operations for recovering concentrate from the ore at Concessions 2 and 9.

The ben

ch-scale testing in 2014/15 was performed by Jacobs Engineering (Jacobs) to develop a process for recovering a phosphate rock product from the Bayovar 12 phosphorite layers.

 Metallurgical Samples

The metallurgical testing was performed on two sets of samples.

The Company’s geology team in Peru took the first set of samples from air-dried drill cores. Jacobs’ preparation and characterization of these samples are described in Sections 13.1.1 and 13.1.2. Testing these samples was directed at recovering a phosphate rock concentrate containing +29% P2O5 that was suitable for conversion to phosphatic fertilizer by acidulation and granulation.

The second sample set comprised two composite samples – one for phosphorite layers 2 through 6 and the other for phosphorite layers 11 to 13, both of which had been prepared by ALS, an analytical laboratory in Vancouver, British Columbia. ALS had previously dried and crushed the cores to obtain a representative sample for chemical analysis. The two representative composites were prepared from PQ diameter drill core drilled specifically for metallurgical test work. Testing these samples was directed at recovering a concentrate containing +24% P2O5 that was suitable for use as direct application phosphate rock (DAPR). Jacobs’ chemical analysis of these two composites is discussed in Section 13.1.4.

 Bench-Scale Tests of Individual Layer Samples

Drum Scrubbing and Desliming

Drum scrubbing is a proven unit operation for disaggregating unconsolidated phosphorite. The retention time and slurry % solids for drum scrubbing were investigated using the larger composite samples (PH02, PH06, and PH13).  The scrubbing parameters selected for subsequent tests were 37% solids slurry and 3 minutes retention time for all 13 composite samples.

Attrition Scrubbing and Desliming

The purpose of attrition scrubbing is to disaggregate the remaining diatomite so that it can be removed by desliming. One-stage and two-stage attrition were tested. The lab data indicated that the % P2O5 of the deslimed attrition cell discharge was not significantly different for one- or two-stage attrition; however, two-stage attrition reduced the recovery of P2O5 by as much as 6%.

Drum scrubbing used moist samples diluted to 37% solids with 3 minutes retention time. Attrition scrubbing used the +53 µm from the drum discharge diluted to 55% solids with 12 minutes retention time. The deslimed attrition cell discharge, including the >600 μm, contained 26.1% P2O5 on average, which is below the normal minimum for phosphate rock sold for use in phosphoric acid plants, but is suitable for use as DAPR.

The final washed products were sieved at 600 µm and 150 µm to determine which fraction was causing the grade dilution. Except for PH01, the grade dilution was consistently caused by the 150/53 µm fraction, which averaged 22.7% of the composite weight and 23.8% P2O5. Combining the +600 µm and the 600/150 µm fractions gave an average yield of 19.9% weight with 29.5% P2O5, which meets the normal minimum for commercial phosphate rock used to manufacture phosphoric acid, but the yield is low.

To achieve the normal minimum grade for commercial phosphate rock for the manufacture of phosphoric acid with an improved yield, it is necessary to upgrade the 150/53 µm fraction by flotation. Flotation is not a required component in the current Bayovar 12 flowsheet for the production of DAPR.

The chemical compositions of composites PH02 to PH13 indicate that the phosphate rock can readily be converted to phosphoric acid (% P2O5 > 28.5 and Calcium Oxide Ratio (COR) < 1.65) and high analysis fertilizers (MER < 0.100).

Bayovar phosphate concentrates typically contain +5% CO2.  The substitution of CO3 for PO4 in the crystal lattice causes the Bayovar phosphate concentrates to be highly reactive and well-suited for use as direct application phosphate rock (DAPR).

The laboratory data indicate the simple washing flowsheet with desliming at 53 µm can produce a concentrate averaging more than 24% P2O5 except for layers PH01 and PH02. If PH01 is excluded, the yield and P2O5 grade average 44.6% and 24.8% respectively. The average grade of +24% P2O5 is acceptable for DAPR. To bring the washed products from PH01 and PH02 up to a grade of 24% P2O5 it will be necessary to coarsen the tertiary slimes cut point. Similarly, to obtain washed products with a composite grade of 28% P2O5 from layers PH03 to PH13 it will be necessary to coarsen the tertiary slimes cut-point.

 Metallurgy Conclusions

The testing of individual phosphorite layers established a robust process for production of a 29% P2O5 concentrate suitable for the manufacture of phosphoric acid. Preliminary analysis indicated that the estimated capital and operating costs of a mine and plant for producing export quality phosphate concentrate suitable for manufacturing phosphoric acid were greater than for a scaled-down operation producing DAPR. The data from the same test work were used to establish a simpler flowsheet for producing 24% P2O5 DAPR (Plant 1) and 28% P2O5 DAPR (Plant 2).

The Company intends to develop Bayovar 12 rock for the production of direct application fertilizer, taking advantage of its very high reactivity and suitability for use on the acid/slightly acidic soils typical throughout Latin America. Plant 1 produces 24% P2O5 DAPR by (tertiary desliming) at 53 µm and Plant 2 produces higher-grade DAPR by coarsening the tertiary desliming cut-point to reject lower-grade near-size material. The hydrosizer (tertiary) cut-point may be adjusted by increasing the teeter bed density set-point and increasing the flow of teeter water.

Mineral Resource Estimation and Classification

Mineral resources have been classified into Measured, Indicated and Inferred Mineral Resource using area of influence polygons around points of observation.  Classification was performed individually for each phosphorite bed using drill hole intercepts on the floor of the unit for the location of the point of observation.  Golder performed a statistical and geostatistical analysis of the phosphorite bed thickness and P2O5 grade data.  Given the relatively limited dataset (62 drill holes) and the general uniformity of thickness and grade across the concession area for most of the phosphorite beds, the preliminary review of the thickness and P2O5 variograms suggested a broad range for the variograms.

The resultant areas of influence classification parameters used by Golder for the Bayovar 12 Concession Mineral Resource estimate are as follows:

•

Measured Mineral Resources – 400 metre spacing between points of observation

•

Indicated Mineral Resources – 800 metre spacing between points of observation

•

Inferred Mineral Resources – 1,600 metre spacing between points of observation

 Statement of Mineral Resources

A summary of the classified Mineral Resources for phosphorite beds PH01 through PH16 from the Company’s Bayovar 12 Concession is presented in the following table:

Summary of Mineral Resources, Beds PH01 to PH16

Category	Tonnes (Mt; wet )	Tonnes (Mt; dry )	P2O5 Grade (wt. %)
Measured	23.4	17.7	13.16
Indicated	277.1	209.5	13.04

Inferred	135.0	102.2	13.11
Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

The reader is cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.  Only reserves have undergone analysis to demonstrate economic viability.  There is no guarantee that resources outside of the current reserves will become economically viable.

See “Cautionary Note to United States Investors” herein stating that the technical information contained herein, including the use of the terms “resources” and “reserves”, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Mineral Reserve Estimates

Estimated Phosphorite Reserves

The Bayovar 12 phosphate deposit has been delineated over an area of approximately 34 square kilometres. The deposit consists of sixteen mineralized units. This Mineral Reserve Estimate only concerns the 13 of the 16 modelled units.

Mining Model Development

Criteria for Determination of ROM Phosphorite

ROM mining surfaces were created to account for anticipated 7.5-centimetre roof and 7.5-centimetre floor dilution gain where the phosphorite capa was greater than the minimum mineable thickness of 30 cm. These assumed dilution and mining loss factors are based on extracting the phosphorite with surface miners to recover the entire thickness of the capas to calculate ROM tonnages. ROM quality surfaces were also developed to account for the dilution gains using the quality data from the geological resource model.

 Beneficiation Plant Yield and Project Quality Model

Beneficiation plant yields were estimated using a set of capa-specific predictive equations that are driven by the ROM (feed) P2O5 quality. Yield recommendations developed by Metallurgy QP Glenn Gruber and equations were based on the results of the laboratory testing performed on the metallurgical, geological holes drilled during 2014 and 2015.

Mineral Reserve Estimation Methodology

The assessment of surface-mineable phosphorite reserves within the Project area was based on a 20-year mine plan open-pit design which accounts for the effects of highwall laybacks on the estimated 20-year mineable reserve.

The pit boundary assessments were completed over a range of unit revenue values for phosphate concentrate (i.e., saleable product), with unit costs for mining, processing, general and administration, production transportation etc. These unit costs, shown in table below, were based on Golder’s experience and studies on similar deposits.

Summary of the Pro-Forma Unit Costs Used in the Pit Optimization Analysis

Description	Value (US$)
Overburden stripping and haulage	$1.89 / BCM
Phosphorite mining and haulage	$2.12 / ROM tonne
Mine supervision and admin	$3.00 / Product tonne
Beneficiation – Plant Line No. 1 & 2	$20.14 / Product tonne
Trucking and Port Costs	$10.09 /Product tonne
Notes: Costs developed from similar open-pit mining operations in Chile, Argentina, and Peru. Cost based on Golder’s experience

The 3D block resource model formed the initial basis of mining volume estimates for the extent of the project area. Using the modifying mining factors and plant performance yield and quality predictions, the blocks were populated with an economic value for the purpose of conducting Lerchs Grossmann (LG) pit optimization.

Based on the requirement of the 20-year, 1.0 M tonnes phosphate concentrate (product tonnes) per year mine plan, the final pit configuration was designed on the $90/tonne of phosphate concentrate pit optimizations. The resulting pit shell limits for these incremental pits were used for phasing design, refinement of the pit shell and developing the mine plan and schedule.

 Mineral Reserve Estimation Statement

The Phosphate Reserves expressed as mined phosphorite tonnes and phosphate concentrate (product) are shown in following table. The Mineral Reserve Estimate is based on a minimum capa thickness of 30 centimetres.

Proven and Probable Reserves Expressed as ROM Mined Phosphorite

Capa	Proven Reserves	Probable Reserves	Total Reserves	P2O5 (%)
	Million Tonnes (dry)
PH01	1.27	3.55	4.82	12.44
PH02	2.40	6.80	9.19	11.22
PH03	1.21	3.73	4.94	17.65
PH04	0.80	0.95	1.75	13.57
PH05	0.00	0.26	0.26	10.01
PH06	1.62	4.25	5.86	13.69
PH07	0.63	2.75	3.38	10.27
PH08	0.71	1.39	2.09	10.69
PH09	1.10	2.99	4.09	12.57
PH10	0.09	1.50	1.58	10.49
PH11	0.80	2.76	3.56	12.92
PH12	1.19	3.39	4.58	13.96
PH13	2.37	6.18	8.55	13.79
TOTAL	14.19	40.48	54.67	12.99

For the Bayovar 12 Phosphate Deposit 20-year LOM plan, the total estimated Proven and Probable ROM Reserves are 54.7 Mt (dry basis) with an average ROM P2O5 grade 12.99%. Total phosphate concentrate (product) tonnes after beneficiation are estimated to be 18.5 Mt (dry basis) with an average product P2O5 grade of 24.0% for Plant 1 and 28.4% for Plant 2. The overall ROM strip ratio (SR) is estimated to be 8.5 bank cubic metres (BCM) per tonne of ROM phosphorite. The overall product SR is estimated to be 24.1 M BCM per tonne of phosphate concentrate, requiring the removal of approximately 445.8 M BCM of waste over the life of the mine.

See “Cautionary Note to United States Investors” herein stating that the technical information contained herein, including the use of the terms “resources” and “reserves”, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Potential for Future Reserve Expansion

As stated in Section 15.2.4, the Mineral Reserves Estimate is based solely on the 20-year mine plan open-pit design with highwall laybacks and a maximum production rate of 1.0 M tonnes (dry) of phosphate concentrate per year. Although Resources exist outside the 20 year mine plan pit, the mine schedule was limited to the 20 year mine life and were not considered in the Mineral Reserves Estimation.

 Mining Method

The Project Site is contained within a low-lying, open, generally flat area, with elevations varying from 0 metres to 30 metres above mean sea level (amsl). The Bayovar 12 phosphorite deposit dips between 1°and 2° toward the north-northeast with sixteen primary capas, thirteen of which will be mined.  Excavators are the primary method of waste stripping with surface miners to extract the phosphorite.  All waste will be hauled to a waste storage facility (WSF), while phosphorite will be hauled to the plant using trucks.

The phosphorite extraction will be executed by a multiple bench open-pit haul-back mine. A box cut that requires ex-pit storage of waste rock, both overburden and interburden, while the initial pit is developed. Once a sufficient volume has been excavated, the waste rock is back-hauled into the mined-out area.

The data from the test work were used to develop a flowsheet for producing 24% (Plant 1) and 28% (Plant 2) RPR phosphate concentrate. Plant 1 and Plant 2 include scrubbing, attrition, and desliming to reach the required P2O5 concentrate grade. Capas were assigned to a Plant line using the majority process required to reach an acceptable concentrate P2O5 quality of 24% and or 28%.  Plant 1 can produce a 24% P2O5 RPR product through tertiary desliming at 53μm and Plant 2 can produce 28% RPR) by coarsening the tertiary desliming at 105μm to reject lower grade near size material.

Optimization was conducted on Measured and Indicated Resources only; Inferred Resources were treated as waste. To prevent the optimized pits from entering into undesired areas a 180-metre offset buffer zone were established from the Bayovar road.

The mine plan schedule targets producing approximately 300,000 tpy in Year 1 and Year 2, 400,000 tpy in Year 3 and 500,000 tpy in Year 4 from Plant 1.  Plant Line No. 2 commences production in Year 3 at 500,000 tpy through the LOM. At full capacity, the Bayovar 12 Mine will produce 1.0 Mtpy over the life of mine of 20 years for a total of approximately 18.5M product tonnes. The mine production schedule was developed to achieve these targets, maximize in-pit backfill, balance product %P2O5, and minimize fluctuation of total product yield.

 Recovery Methods

The phosphate beneficiation plant processes mined phosphate ore to produce phosphate concentrate. The ore is mined from thirteen phosphate-rich capas. Two plants will beneficiate the Bayovar 12 ore. Plant 1 will produce 500,000 dry mtpy of Reactive Phosphate Rock (RPR) concentrate with a target grade of 24% P2O5. Plant 2 will produce 500,000 dry mtpy of RPR with a target grade of 28% P2O5. The beneficiation process consists of desliming, dewatering to 15% moisture and drying to 4% moisture using unit operations including drum washing, size classification, attrition scrubbing, hydraulic classification, filtering, and fluid bed drying. The process uses seawater throughout: the product is not rinsed with freshwater to remove salts.

Each process plant consists of the following unit operations: Plant 1 and Plant 2 are essentially identical except for the cut point for fines in the tertiary classifying hydrosizer.  Plant 1 sets the cut point at 53 µm to make 24% P2O5 RPR while Plant 2 sets the cut point at 105 µm to make 28% P2O5 RPR.

The test work showed that the phosphate recovery for Plant 1 is 81.1% P2O5 and for Plant 2 it is 72.3% P2O5.

Plant 1 will process 1,320,370 dry mtpy of ore and produce 500,000 dry mtpy of concentrate with a grade of 24% P2O5. The capas designated for Plant 1 contain 11.5% P2O5, 6.45% water soluble salts (WSS) and 30% moisture. Testwork showed that the overall recovery of P2O5 is 81.1%. Losses are due to P2O5 reporting to slimes during washing, attrition scrubbing and classification with a 1% loss to dust and shrinkage. The plant operating availability is 85% based on 7,446 operating hours per year.

Plant 2 will process 1,585,868 dry mtpy of ore and produce 500,000 dry mtpy of concentrate with a grade of 28% P2O5. The capas designated for Plant 2 contain 14.1% P2O5, 2.94% water soluble salts (WSS) and 30% moisture. Testwork shows that the overall recovery of P2O5 is 72.4%. Losses are due to P2O5 reporting to slimes during attrition scrubbing and classification with a 1% loss to dust and shrinkage. The plant operating availability is 85% based on 7446 operating hours per year.

 Infrastructure

The infrastructure for the Bayovar 12 Project includes site access and concentrate haulage roads, a port facility for shipping concentrate overseas, power supply and a new power transmission line, a seawater pipeline for process water supply, ancillary building facilities, a reverse osmosis water treatment plant to deliver desalinated and potable water for human consumption, fire protection and sanitary septic facilities, site communications, and the Tailings Storage Facility (TSF).

Concentrate Shipping

The project is planning to use the port facilities owned by its partner, JPQ, located in the Port of Bayovar. The facility is a medium depth port that handles small Handysize ships that have a capacity of 20,000 long tons deadweight (DWT) – 28,000 DWT and Handysize ships, with a capacity of 28,000 – 40,000 DWT. The port has been actively shipping gypsum for JPQ from open stockpiles.

 Tailing Disposal

The Bayovar 12 TSF will consist of approximately 14 Mm2 of available storage area.  The TSF is designed so that tailings can be impounded to a maximum height of 6.0 metres, with spillway discharge and 1.0 metre freeboard.

Market Studies and Contracts

The Bayovar 12 project, located within the Sechura basin in northern Peru, hosts a world-class deposit of what is arguably the most reactive sedimentary phosphate rock fertilizer in the world (Reactive Phosphate Rock or “RPR”).  The project will produce a highly sought-after, organic DAPR fertilizer. This product will service the rapidly-growing oil palm market in the Americas, especially the organic palm oil plantations of Colombia and Ecuador, including the local Peruvian market where phosphate nutrient needs are currently met entirely by imports.

  Prices Paid FOB Bayovar for DAPR

Two mines close to the Company’s Bayovar project have been producing and selling DAPR for several years. Fosyeiki S.A.C. and Corporación Agrosechura Peru S.A.C. produce and export ~22-24% P2O5 rock by truck and ship to Ecuador, Nicaragua, Bolivia and Colombia. Fosyeiki’s product is claimed to range from 22-24% P2O5 and its sales volumes appear to be limited by its production capacity. FOB prices by ship to Central America have ranged from US$163 per tonne to US$195 per tonne. FOB prices achieved by Agrosechura by truck to Bolivia and Ecuador have ranged up to US$220 per tonne.

 Price Assumption for 24% P2O5 DAPR Product

Retail prices of DAPR to organic farmers in Peru have remained fairly constant at about US$320 per tonne for the past few years. In Malaysia, Bayovar rock is currently being marketed by Union Harvest for US$160-170 per tonne. This Prefeasibility Study assumes a wholesale price of US$145 per tonne for Focus’ 24% P2O5 product.

Price Assumption for 28% P2O5 DAPR Product

Several studies conducted by governmental organizations over the past decade have shown that on plantations located in areas with acidic soils and high rain fall, Sechura RPR competes agronomically with Super Single Phosphate (SSP), achieving similar or higher crop yields. Consequently RPR and SSP tend to compete directly and prices are similar, as seen in countries such as Brazil.

The Company will therefore be looking to displace SSP sales in South and Central America with a cheaper but more effective product. This Prefeasibility Study assumes a wholesale price of US$185 per tonne for Focus’ higher grade product, which represents approximately a 25% discount to SSP prices in Latin America.

 Capital and Operating Costs

Capital Costs

The estimated capital expenditure or capital costs (CAPEX) for the Bayovar 12 Project consists of two components:

(1) The initial CAPEX to design, permit, pre-strip, construct, and commission the mine, plant facilities, ancillary facilities, and utilities. The initial CAPEX also includes indirect costs for engineering, construction management, and Owner’s costs.

(2) The sustaining CAPEX for facilities expansions, mining equipment replacements, expected replacements of process equipment and ongoing environmental mitigation activities.

 Capital Cost Summary

The following table summarizes the initial and sustaining capital costs for the Bayovar 12 Project over 20 years of production:

Capital Cost Summary

Area	Detail	Initial CAPEX ($000s)	Sustaining CAPEX ($000s)	Total CAPEX ($000s)
Capex	Mine	28,724	122,414	151,138
	Processing Plant	81,683	40,210	121,893
	TSF	14,405	58,897	73,302
Owner's Costs		2,508		2,508
Total CAPEX with Contingency		127,320	221,521	348,841

 Operating Costs

Mine Operating Costs

Operating costs of phosphate ore production and capital requirements associated with purchasing mobile mine equipment, to strip interburden material and mine ore to supply the 1.0 Mtpy of dry phosphate concentrate (product). Waste stripping, phosphorite mining and mobile mine capital estimates were developed on an annual basis to reflect mine plan production schedule.

Interburden stripping and phosphorite mining will be performed by the Company using company-owned equipment and company employees. It is assumed that onsite and offsite infrastructures were to start at Year -2 and to be completed in Year -1. The mine plan for the 1.0 Mtpy beneficiated rock concentrate production was estimated based on 20 years of production. The estimates encompassed all costs associated with all mining, phosphate rock and overburden handling, phosphorite stockpile processing, and other mine support services required for the delivery of phosphorite ore to the beneficiation plant. The operations support includes estimates for road grading, scraping, dust suppression, haul road maintenance, and other miscellaneous support activities. The supervision and administration function encompasses the cost of salaried supervisory and administrative personnel stationed at the mine and pickup truck fleet operations and maintenance.

Life-of-Mine (LOM) operating costs have been developed for mining, processing and general & administrative (G&A) costs. Operating costs include labor, equipment operation, power, fuel, reagent, and consumable consumption, maintenance and repairs, and outside services, and are summarized in the following table:

Life-of-Mine Operating Costs based on 18,501,000 tonnes of RPR concentrate

Item	Unit Cost ($USD per Product Tonne)	LOM Cost ($000s)
Owner Mining	$31.99	$591,764
Contract Mining	$20.29	$375,456
Process Plant	$10.49	$193,110
G&A	$2.58	$47,771
Transportation	$10.09	$186,675
Total Cost	$75.44	$1,394,776

 Economic Analysis

The financial model for the project includes the determination of the Net Present Value (NPV), payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (IRR) for the project. Annual cash flow projections were estimated over the life of the mine (LOM) based on the estimates of capital expenditures and production cost and sales revenue. The sales revenue is based on the production of phosphate ore. The estimates of capital expenditures and site production costs have been developed specifically for this project.

Net Income after Tax amounts to $846.9 million.

The economic analysis indicates that the project has an after-tax Internal Rate of Return (IRR) of 17.2% with a payback period of 6.6 years and a Net Present Value at 7.5% of $252.9 million (base case).  The NPV calculation includes Years 1 through 20 and adds the pre-production capital in Years -2 and -1.

A summary of the financial model is set out in the following table:

Financial Model Summary

Item	$ (millions)
Life of Mine Revenue	3,042
Total Pre-Production Capital	127.3
Total Sustaining Capital	230.3
Cumulative Royalties	136.9
Cumulative Income Taxes	303
Pre-Tax Cumulative Cash flow	1,150
After-Tax Cumulative Cash flow	847

 Sensitivity Analysis

The sensitivity analysis shown in the following table compares the project discounted cash flow, IRR, and payback period against the base case when the commodity prices, initial capital and operating cost are varied. The project is most sensitive to variation to the commodity prices; while the initial capital and operating are similar.

Price Sensitivities after Taxes

Price Sensitivity after Taxes
	NPV @7.5	IRR	Payback
Base Case	$252,937	17.2%	6.6
20%	$457,856	23.9%	5.0
10%	$355,396	20.6%	5.7
0%	$252,937	17.2%	6.6
-10%	$150,477	13.5%	7.9
-20%	$48,018	9.5%	9.9

Operating Cost Sensitivity after Taxes
	NPV @7.5	IRR	Payback
Base Case	$252,937	17.2%	6.6
20%	$146,012	13.1%	8.2
10%	$199,474	15.2%	7.4
0%	$252,937	17.2%	6.6
-10%	$306,399	19.2%	6.1
-20%	$359,861	21.2%	5.5

Initial Capital Sensitivity after Taxes
	NPV @7.5	IRR	Payback
Base Case	$252,937	17.2%	6.6
20%	$230,998	15.6%	7.0
10%	$241,967	16.4%	6.9
0%	$252,937	17.2%	6.6
-10%	$263,906	18.1%	6.4
-20%	$274,875	19.1%	6.2

The summary of information contained in the PFS presented above was reviewed by David Cass, the Company’s President, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with NI 43-101.  Mr. Cass regards the information presented as a representative and accurate summary of the information contained in the PFS.

Project Optimization Study

The PFS has demonstrated that the Bayovar 12 Project is technically and economically viable under certain assumptions and parameters and has the potential to generate robust economic returns.  Continued work is warranted to advance the project to feasibility study with opportunities for improvement recognized in several areas including resource/reserves, infrastructure capex and mine opex.  To this end, the Company has engaged a third-party mining consultancy (Independent Mining Consultants of Tucson, Arizona; “IMC”) to undertake an independent review of the PFS mine plan and production schedule.  IMC are reviewing the staged development of the open pit to achieve full capacity by the end of the second year, which would allow the construction of a single larger processing plant making both 24% and 28% P2O5 products from Year 2.

The study will also review in-pit / ex-pit waste storage with the aim of minimizing haulage distances, reducing mine opex, improving the general project economics in the PFS, and providing for an improved mine model for the Bayovar 12 project.  As in most strip mining operations, the economic model is sensitive to haulage of waste so any reductions in the movement of waste rock should positively impact the operating expenditures.

On the product marketing side, onsite blending of RPR concentrates with selected nutrient additives to make custom DAPR fertilizers will be reviewed.  The Company believes that blending can add substantial value to the products from Bayovar 12.

The PFS is not a feasibility study.  Further studies that demonstrate the economic viability of the Bayovar 12 Project must be completed, necessary permits must be obtained, a production decision must be made and financing for construction and development, including government cost sharing for infrastructure, must be arranged before a mineral property becomes economically viable.  See “Cautionary Note to United States Investors” herein stating that the technical information contained herein, including the use of the terms “resources” and “reserves”, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Marketing

The Company is investigating the opportunity for potential production of RPR from the Bayovar 12 Project, targeting local Latin American agricultural markets and organic farmers.  Preliminary visits have been undertaken to Brazil and Argentina to talk to fertilizer consumers and market intelligence groups.  The Company is also investigating exporting its potential product to New Zealand in addition to South and North American markets.

Management believes that there is considerable scope to capture higher prices for its potential RPR organic product through blending with other fertilizer inputs (sulphur, gypsum, urea, DAP etc.) to produce a multi-nutrient product, which under soil conditions that are widespread in South America can perform as effectively as single super phosphate and liquid fertilizers in providing soluble phosphate for crops.  To that end, preliminary discussions have been held with potential Peruvian consumers regarding possible crop tests of Sechura RPR blends initially on oil palms.  The potential specific blends would be formulated in discussion with the consumers regarding crop and soil types, and with input from the Company’s advisors.

The Company is also looking to secure strategic partners to participate in the development of the Bayovar 12 Project and is in discussions with several groups to facilitate introductions to fertilizer manufacturers across the region.  Additionally the Company has been attending international fertilizer industry conferences and conducting meetings with phosphate consumers, traders and shipping companies interested in the Bayovar 12 Project as a potential future supply of rock phosphate.

Formerly Held Properties

Machay Phosphate Project

The Company owned a 100% interest in the Machay phosphate property (the “Machay Project”) which was comprised of eight granted concessions covering 3,700 hectares.  During 2015, the Company let all of these concessions lapse.

In order to keep the Machay Project concessions in good standing, the Company paid taxes of US$11,100 in June of each year.  No surface rights were obtained by the Company.  To March 31, 2016, the Company had incurred approximately US$215,000 in acquisition, concession maintenance and exploration costs on the Machay Project.  The Company wrote off the carrying cost of $74,872 during the 2015 fiscal year.

Quebranta Phosphate Project

The Company held an interest in the Quebranta phosphate property (the “Quebranta Project”) which is located in the Ocucaje region approximately 300 kilometres south of Lima along the coastal desert and 30 kilometres from tidewater.

In 2012, the Company acquired the Quebranta Project which was comprised of 20 concessions covering 11,050 hectares.  Of these concessions, the Company held concession applications for 18 concessions covering 10,600 hectares, and held an option from a private Peruvian company to acquire two additional concessions (one granted and one application) covering a further 450 hectares.

In November 2014, the Company relinquished its option agreement on the 450 hectare concessions, and during 2015, let all of its directly held concessions and concession applications lapse.

In order to keep the Quebranta Project concessions in good standing, the Company paid annual taxes of US$5,100 in June of each year.  No surface rights were obtained by the Company.  To March 31, 2016, the Company had incurred approximately US$152,000 in acquisition, concession maintenance and exploration costs on the Quebranta Project.  The Company wrote off the carrying cost of $117,823 during the 2014 fiscal year.

Aurora Copper/Molybdenum Project

The Company held an interest in the Aurora porphyry copper-molybdenum property (the “Aurora Project”) which was comprised of eight granted concessions covering 3,500 hectares in the Department of Cusco, Peru.

The Company held options on the main 400 hectare concession, plus an 800 hectare concession to the west and south, until October 2015 when the Company terminated such options.  The Company currently holds 100% of six granted concessions covering 2,300 hectares as follows:

Concession Name	No. of Hectares	Status

Maja Linda 1	100	Granted
Maja Linda 2	100	Granted
Maja Linda 3	100	Granted
Maja Linda 4	200	Granted
Maja Linda 5	1,000	Granted
Maja Linda 6	800	Granted
	2,300

The Maja Linda concessions are in good standing until June 30, 2016, and the Company intends to let the concessions lapse on their expiry date.

The Company was responsible for keeping all of the Aurora Project concessions in good standing by paying taxes of US$10,500 in June of each year.  The Company had paid US$30,000 to the local community for access rights to the Aurora Project.  To March 31, 2016, the Company had incurred approximately US$1,303,000  in acquisition, concession maintenance and exploration costs on the Aurora Project.  The Company wrote off the carrying cost of $481,839 during the 2015 fiscal year.

Joint Venture with Daewoo International Corporation

In October 2014, the Company signed a joint venture agreement with Daewoo International Corporation (“Daewoo International”), whereby Daewoo International can earn a 65% interest in the Aurora Project.  The Company and Daewoo International were to establish a joint venture to explore and develop the Aurora Project, subject to the issuance of a drill permit from the Peruvian authorities.  Due to delays in the permitting process, however, management of the Company and Daewoo International decided in November 2015 to discontinue their joint venture arrangement and relinquish the option agreements that the Company had on certain of the Aurora concessions, as noted above.

Katenwill Gold Project

The Company owned a 100% interest in seven granted concessions (the “Katenwill Project”) covering 5,500 hectares in the Province of Carabaya, Department of Puno in the Southern Peru Slate Belt.  During 2015, the Company let all of these concessions lapse.

The Company was responsible for keeping the Katenwill Project concessions in good standing by paying taxes of US$16,500 in June of each year.  No surface rights were obtained by the Company.  To March 31, 2016, the Company had incurred approximately US$15,000 in acquisition, concession maintenance and exploration costs on the Katenwill Project.  The Company wrote off the carrying cost of $14,584 during the 2015 fiscal year.

Legal Framework for Mining Activities in Peru

General

All mining activities in Peru, with the exception of reconnaissance, prospecting, storage and commercialization, must be carried out exclusively under Peru’s concession system.  A concession provides the holder with the exclusive right to undertake a specific mining activity within a determined area.  According to the General Mining Law of Peru, there are four types of concessions:

(i)

Mining concessions which grant the right to explore and exploit mineral resources (either metallic or non-metallic).

(ii)

Processing concessions which grant the right to process and concentrate minerals and, to purify, fund and refine metals.

(iii)

General works concessions which grant the right to give auxiliary services to two or more mining concessions.

(iv)

Mining transportation concessions which grant the right to install and operate a massive transport system of mineral products provided the transportation is not conventional.

The Bayovar 12 concession is a non-metallic mining concession granted in 2007.  Production of gypsum from the concession is in compliance with the minimum production requirements set out below.

Mining concessions are granted by the Instituto Geológico Minero y Metalúrgico and processing, general works and mining transportation concessions are governed by the General Directorate of Mining of the Ministry of Energy and Mines (“MEM”).

The concession title is registered in the Public Mining Registry.  Once recorded, every act, transfer, resolution or agreement related to the concession must be registered in order to have legal effect vis-a-vis the Peruvian government or third parties.

Mining concessions are granted for an unlimited period, subject to (i) the payment of an annual mining good standing fee of US$3.00 per hectare by June 30 of each year, and (ii) the achievement, by the end of the sixth year after the date in which the concession mining title was granted, of a target annual production of US$50 per hectare for non-metallic concessions.

If the annual production target is not obtained by the sixth year, an annual mining penalty of US$6 per hectare shall apply for five years, and US$20 per hectare thereafter.  If the production target is not obtained at the end of the fifteenth year, the mining concession shall be forfeited, or else the term may be extended for five additional years if: (i) the non-achievement of the production target is caused by an event of force majeure, or (ii) a minimum annual investment in exploration works of 10% of the production target per hectare is performed.  If the target production is not obtained by the end of the final five-year term, the mining concession shall be forfeited.

Failure to pay in a timely manner either the mining good standing fee or the mining penalty for two consecutive years will result in termination of a mining concession.

Holding a mining concession does not grant title over the surface lands.  According to the General Mining Law of Peru, a mining concession is a separate and distinct property from the surface land in which it is located.  Surface lands might be owned by a private owner, the Peruvian government or a peasant community, with the following requirements:

(i)

If the surface land is privately owned, use for mining activities requires prior agreement with the landowner.  If an agreement cannot be reached, the holder of a mining concession is entitled to apply to the MEM for a legal mining easement over the surface lands.

(ii)

If the surface land is government-owned, the holder of a mining concession may apply to the MEM for a mining easement over the barren lands where the mining activities will be conducted.  The MEM will submit the application to the Superintendent of National Assets (the “Superintendent”) in order for the Superintendent to grant such easement, temporarily or definitively, over the government lands.

As well, a concession declared by the government as a project of national interest and which is located within government-owned surface land, may be acquired by applying to the Superintendent to purchase the land from the government.  The government can also grant use of the land to the holder of a mining concession for a period of time, and the concession holder shall pay an amount of money to the government as consideration for use of the land.

(iii)

If the surface land is owned by a peasant community, the following rules apply in order to sell, rent, lease or perform any other act of disposal of the land: (a) for peasant communities located on the coast, a favorable vote of at least one-half of members attending an assembly is required, and (b) for peasant communities located in the highlands and jungle, a favorable vote of at least two-thirds of all members of the community is required.

Pursuant to the Peruvian Constitution, foreigners are prohibited from acquiring or possessing mines, lands, forests, water, fuels and energy sources within 50 kilometers of the boundaries of the country, unless there is an exception declared by Supreme Decree based on public convenience or national interest.

Natural Protected Areas (“NPAs”) are continental and/or maritime regions expressly established by the Peruvian government for the conservation of biodiversity and other values associated with cultural, landscape and scientific interests.  NPAs are part of the National Patrimony and fall within the public domain.

The use of mineral resources within NPAs is restricted and can only be authorized if these activities are contemplated in the NPA plan, and if they comply with environmental standards, limitations and restrictions under the NPA’s objectives, zoning and category.  Any activity within the NPA shall be authorized by the National Service of Natural Protected Areas.

Peruvian law permits the exercise of property or other real estate rights pre-existing to the creation of the relevant NPA.  However, these rights shall be exercised in harmony with the goals and purposes for which the NPA was created.

Royalties and Taxes in Peru for Mining Activities

Holders of mining concessions that are in exploitation stage are required to pay a mining royalty to the Peruvian government for the exploitation of metallic and non-metallic resources.  Pursuant to a mining royalty law amendment effective October 1, 2011, the mining royalty is payable on a quarterly basis and is determined based on a sliding scale, with marginal rates ranging from 1.0% to 12.0% applied to operating mining income.  Mining royalty payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

A new tax known as the “Special Mining Tax” has been levied upon the Peruvian mining sector in parallel with the modified royalty regime.  Effective October l, 2011, holders of mining concessions that are in the exploitation stage are required to pay the Special Mining Tax to the Peruvian Government.  The Special Mining Tax only applies to mining concession holders that have not executed a Mining Stability Agreement with the Government.  The Special Mining Tax is payable on a quarterly basis and is determined based on a sliding scale, with marginal rates ranging from 2.0% to 8.4% applied to operating mining income.  Special Mining Tax payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

Also effective October 1, 2011, holders of mining concessions who have entered into a Mining Stability Agreement before the date the amended mining royalties regime and special mining tax regime were established are expected to enter into agreements with the Peruvian government in order to pay a voluntary contribution known as a “Special Mining Burden” to the Peruvian government for the exploitation of non-renewable natural resources.  This regime is very similar to the mining royalties regime described above.

The Special Mining Burden is payable on a quarterly basis and is calculated on the basis of the operating profit obtained exclusively from the sale of metallic resources.  The Special Mining Burden (which is between 4% and 13.2%) is determined by the quarterly operating profit margin of the company and such rate is applied to the operating profit derived from the sale of metallic resources, according to a statutory scale of rates.

On December 19, 2013, the Peruvian government approved the mining regulatory contribution pursuant to which the title holders of large- and medium-scale mining activities shall pay a contribution in favor of Organismo Supervisor de la Inversión en Energía y Minería.  Such contribution is to be calculated over the value of a monthly billing period basis.  Income tax and the municipal promotion tax are deducted from this contribution.

Also in 2013, the Peruvian government approved the mining regulatory contribution in favor of the Environmental Supervisory Body (“OEFA”), pursuant to which holders of mining rights shall pay a contribution in favor of OEFA calculated over the value of a monthly billing period basis.  Income tax and the municipal promotion tax are deducted from this contribution.

Environmental Regulations for Mining Activities

The Peruvian Environmental Regulations for Mining Exploration Projects divide mining activities into two categories according to the magnitude of the project.  Category 1 covers projects that include less than 20 drills and less than 10 hectares of disturbed area or tunnels up to 50 metres long, and Category 2 covers projects that do not fall within the limitations of Category 1.

Activities on Category 1 projects require the submission to the General Bureau of Mining and Environmental Affairs of the MEM (“DGAAM”), prior to any exploration activities, of an Environmental Declaration, while activities included within Category 2 require the submission of a Semi-Detailed Environmental Impact Assessment.  Mining reconnaissance or prospecting does not require an environmental assessment.

According to the Environmental Mining Regulations, once the exploration stage is complete, and prior to the commencement of exploitation activities, the mining concession holder shall prepare and obtain the approval of a Detailed Environmental Impact Assessment (“EIA”) from the DGAAM.  The procedure to obtain the approval of an EIA involves a process of public hearings in locations where the property will be developed.  This requirement is also applicable to concession holders that seek to expand their ongoing operation by 50% or more.

Air emissions, wastewaters discharges and noise production are subject to the compliance of environmental standards and abatement measures.  In addition, the concession holder must monitor and control the discharge of wastewaters and emissions into the environment, and deliver monitoring reports in the frequency established in additional regulations.  The discharge of domestic or industrial wastewaters into rivers, lakes, oceans or land is subject to a special authorization and payments.

According to the Mine Closure Law, when terminating mining activities, all mining concession holders are obliged to reclaim their mining operations in compliance with certain environmental standards.  They are required to submit a closure plan to the DGAAM which describes all the closure and remediation activities foreseen for the mining project, providing a detailed calendar of activities, as well as financial guarantees that ensure their execution.  The objective of this law is to prevent environmental liabilities in the future.

Also, the concession holder of storage activities of mineral concentrates located outside the mining operation areas is obligated to have an EIA, even when this activity is conducted along with other economic activities.

Environmental supervision and law enforcement of mining activities is carried out by the OEFA.  Non-compliance with environmental regulations could result in administrative penalties of up to 30,000 Tax Units (approximately US$40 million in 2016) depending on the magnitude and gravity of the environmental damage, as well as on the offender’s previous environmental record.  In addition to penalties, OEFA can also order the suspension of activities.

Item 4.A  -  Unresolved Staff Comments.

Not applicable.

Item 5  -  Operating and Financial Review and Prospects.

Overview

The following discussion and analysis of the financial condition and operating results of the Company for the fiscal years ended November 30, 2015, 2014 and 2013 should be read in conjunction with the Financial Statements and related notes to the Financial Statements which have been prepared in accordance with IFRS.  The discussion and analysis set forth below covers the results measured under IFRS.

A.

Operating Results.

Compliance

The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

Critical Accounting Policies

Discontinued Operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, from the rest of the Company. Net earnings of a discontinued operation and any gain or loss on disposal are combined and presented as net earnings from discontinued operations in the statements of earnings (loss) and comprehensive earnings (loss).

Business Combinations

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Total comprehensive loss of the Company’s subsidiary is attributed to the equity holders of the Company and to the non-controlling interests even if this results in the non-controlling interest having a deficit balance. For the year ended November 30, 2015, 30% of the net assets of the Company’s consolidated subsidiary, Juan Paulo Quay S.A.C. (“JPQ”), were attributable to its non-controlling interest.

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets. Acquisition related costs are expensed and included in profit or loss.

Any contingent consideration payable is recognized at fair value at the acquisition date.  If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in profit or loss or as a change in other comprehensive loss.

If a change in ownership interest of a subsidiary occurs and the parent company retains control, the transaction is accounted for as a transaction with equity holders in their capacity as equity holders. No gain or loss is recognized in profit or loss; instead it is recognized in equity.  In addition, no change in the carrying amounts of assets (including goodwill) or liabilities is recognized.

The Company adjusts the non-controlling interest by attributing a proportionate amount of the subsidiaries net identifiable assets (excluding goodwill). The Company also adjusts other comprehensive loss to reflect the new ownership interest.  These adjustments are also recognized in equity.

When the carrying amount of an asset is increased to fair value but the tax base of the asset remains at cost to the previous owner, a taxable temporary difference arises which results in a deferred tax liability. The resulting deferred tax liability affects goodwill.

Mineral Interests

Mineral interests include interests in producing mining properties and related plant and equipment. Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses.  The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

Exploration and Evaluation Assets and Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, at the earlier of the date the counterparty’s performance is complete or the share issuance date. Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to mineral properties, capitalized exploration and evaluation assets are assessed for impairment. Proceeds from the sale of minerals recovered during the exploration stage are recorded when title to the minerals passes, the proceeds are reasonably determinable and the collectability is assured.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the share issuance date. Property interests granted to others under an option agreement where payments to be made to the Company are at the sole discretion of the optionee, and payments to the Company resulting from royalty interests sold to others under a royalty agreement are recorded as recoveries against the acquisition costs at the time of receipt. Any excess recoveries are recorded as income when they are received.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.  Generally, the timing of these accruals would be when the actual environmental disturbance occurs.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available. Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company will test the asset for impairment based upon a variety of factors, including current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset. Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives, including goodwill, are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

Provisions

Rehabilitation Provision

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reliable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Other Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

Share-Based Payments

Where equity-settled share options are awarded to employees, or others providing similar services, the fair value of the options at the date of grant is charged to the statement of loss and comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of loss and comprehensive loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in other equity reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in other equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Financial Instruments

Financial Assets

Financial assets are classified into one of four categories: fair-value-through-profit-and-loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for the relevant category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains or losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as when they are amortized.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise trade payables and accrued liabilities and the current portion of term debt. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Accounts payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within forty-five days of recognition.  The current portion of term debt represents a loan facility received on March 24, 2015 with the outstanding balance having a maturity date of September 30, 2016.

The Company has made the following designations of its financial instruments:

Cash	Loans and receivables
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities
Current portion of term debt	Other financial liabilities

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment and estimates applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects;

b)

The carrying value of the investment in acquisition costs relates to exploration and evaluation assets and the recoverability of the carrying value. The Company’s accounting policy for acquisition costs relating to the exploration and evaluation asset requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after acquisition costs relating to exploration and evaluation assets is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available;

c)

When assessing an acquisition as an asset acquisition or business combination, management has had to apply judgments relating to its acquisition of JPQ during the year with respect to whether the acquisition was a business combination or an asset acquisition. Management applied a three-element process to both the phosphate exploration and gypsum commercial activities to determine whether a business or an asset was purchased, considering inputs, processes and outputs of the acquisition in order to reach a conclusion. In contrast, if judgement determined that the acquisition represented the purchase of an asset, there would be no goodwill generated on the transaction and acquisition costs would have been capitalized to the asset purchased rather than expensed. Management concluded that the Gypsum activities constituted a business as it included an integrated set of inputs, processes and outputs including current stripping, processing and the selling ore.

d)

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. JPQ was a business combination and valuation work was required to determine the allocation of the purchase price. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair values of the net assets, including the mineral interests, exploration and evaluation asset and asset retirement obligations have been determined involving discounted cash flow calculations, comparable phosphate exploring and mining companies in Peru and abroad, market capitalization and estimated enterprise value of the Company. Such calculations and models were required to estimate, amongst other items, the estimation of the resource, amount and timing of extraction of mineralization, commodity prices, input costs, discount rates and currency rates. The data utilized to estimate these key items included available NI 43-101 reports, feasibility studies and judgements regarding life of mine and mine plan. If estimates or judgements differed, this would result in a materially different allocation of net assets to the consolidated balance sheets and would result in a change in the amount of goodwill, mineral interests, exploration and evaluation assets and non-controlling interest recognized.

e)

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates.  Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

f)

Judgment is required in the determination that the Company will continue as a going concern for the next year.

g)

The Company may be subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business and on dispositions of mineral property or interests therein, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events, and interpretation of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Results of Operations

All references to ‘net loss’ in the results of operations discussion below refers to the net loss attributed to shareholders of the Company.

Fiscal Year Ended November 30, 2015 compared to Fiscal Year Ended November 30, 2014

For the year ended November 30, 2015, the Company had a net loss of $7,083,179 compared to a net loss of $5,114,769 for the year ended November 30, 2014, an increase of $1,968,410. The 2015 fiscal year incurred more exploration expenses with the total for the 2015 fiscal year being $5,037,104 compared to $3,313,128 for the 2014 fiscal year, an increase of $1,723,976. Included in exploration expenditures are write-downs of exploration and evaluation assets totaling $571,295 for the 2015 fiscal year and $172,877 for the 2014fiscal year. The 2015 fiscal year recorded a foreign exchange loss of $431,439 compared to a foreign exchange gain of $33,291 in the 2014 fiscal year. Significant factors causing the 2015 fiscal year foreign exchange loss are the Loan which is denominated in US dollars and the weakening of the Canadian dollar.

General and administrative expenses during the 2015 fiscal year were $1,702,609 compared to $1,433,170 for the 2014 fiscal year, an increase of $269,439. Only the 2015 fiscal year recorded a finance expense which was $657,535 and relating to the Loan.  Offsetting thispartially, the 2014 fiscal year recorded a stock-based payment expense of $502,316 which was $493,181 higher than the $9,135 recorded in the 2015 fiscal year. The share-based payment expense is related to the granting of stock options and using an option pricing model to determine the value. For the 2015 fiscal year, there were significant cost increases of $58,273 in salaries and benefits, $43,964 in accounting and legal, and $37,097 in shareholder communication. Salaries and benefits were higher due to an increase in administrative personnel requirements and shareholder communication costs were higher due to an increase in promotional activities.  Accounting and legal costs were higher in the 2015 fiscal year due to US regulatory filings, the acquisition of the Company’s interest in JPQ, and the sale of the Bayovar 12 Project royalty.  Besides the share-based payment expense noted above, other notable cost decreases for the 2015 fiscal year were $61,775 in travel and accommodation and $15,500 in management fees. Management fees were higher in the 2014 fiscal year due to a bonus paid to the President, and more travel and accommodation costs were incurred during the fiscal 2014 year.

Fiscal Year Ended November 30, 2014 compared to Fiscal Year Ended November 30, 2013

For the fiscal year ended November 30, 2014, the Company had a net loss of $5,114,769 compared to a net loss of $3,166,231 for the fiscal year ended November 30, 2013, an increase of $1,948,538. The higher net loss is partly due to an increase of $2,193,013 in exploration expenditures, which were $3,313,128 in the 2014 fiscal year and $1,120,115 in the 2013 fiscal year. Included in exploration expenditures for the 2014 fiscal year were write-offs totaling $172,877 in exploration and evaluation asset costs. In comparison, the 2013 fiscal year recorded exploration and evaluation asset cost write-offs totaling $262,404 that were included in discontinued operations.  The net loss on discontinued operations for the 2014 fiscal year was $405,326 compared to a net loss on discontinued operations of $1,443,745 for the 2013 fiscal year, a decrease of $1,038,419.  This decrease is due to Mexican exploration activities being significantly higher in the 2013 fiscal year.

General and administrative expenses during the 2014 fiscal year were $1,433,170 compared to $670,192 for the 2013 fiscal year, an increase of $762,978. This increase is mostly attributable to a share-based compensation expense of $502,316 in the 2014 fiscal year compared to $26,823 for the 2013 fiscal year. Excluding this non-cash expense, the 2014 fiscal year’s general and administrative expenses were $287,485 higher than the 2013 fiscal year. Notable cost increases were $98,467 in travel and accommodation, $94,997 in salaries and benefits, $52,488 in accounting and legal fees, and $36,685 in shareholder communication. Travel and shareholder communication costs were higher as more travel was required to conduct the Company’s business and there was an increase in promotional activities such as trade show participation. Accounting and legal fees were higher due to regulatory filings in the United States.  Salaries and benefits costs were also higher due to the Vice President of Corporate Development taking a more active role during the 2014 fiscal year. Notable cost decreases were $12,486 in office and miscellaneous and $10,013 in consulting fees. These costs were lower in the 2014 fiscal year as less document translation and insurance costs were incurred.

Mineral Properties

Fiscal Year Ended November 30, 2015

During the year ended November 30, 2015, the Company recorded exploration costs in Peru totalling $5,037,104, including $4,259,385 on the Bayovar 12 Project, $661,957 on the Aurora Project, and $115,762 on other properties and general administration.  Included in exploration costs are write-downs of exploration and evaluation assets totalling $571,295, consisting of $481,839 on the Aurora Project, $74,872 on the Machay Project, and $14,584 on other properties.

The most significant overall exploration costs for the year, excluding write-downs of exploration and evaluation assets were $2,270,379 for geological and other consulting fees, $582,243 for salaries, and $455,000 on drilling. Exploration costs also include a Peruvian value added tax amount of $172,659 which is treated as an expense due to the uncertainty of it being refunded.

Upon the acquisition of JPQ, the fair value attributed to the phosphate exploration and evaluation asset was $10,700,000 based on valuation technique which included looking at comparable phosphate mines comparable to that being contemplated by the Company as well its internal enterprise value.  Due to the Company previously having an option agreement with JPQ to acquire an interest in the Bayovar 12 Project, the Company included past option payments of $1,092,984 as consideration given the terms of the acquisition agreement were substantially the same.  Also related to the JPQ acquisition, a fair value of $555,706 was recorded as mineral interests for the gypsum operation component of the Bayovar 12 Project based on discounted cash flows using such inputs as the minimum gypsum extraction of 80,000MT, discount rate of 25%, life of mine and past performance and margins of the operations. During the current year, the gypsum mineral interest carrying value increased by $31,858 to account for an increase in the asset retirement obligation relating to the gypsum property. During the current year, the Company also recorded exploration and evaluation acquisition costs of $122,747 (US$100,000) which was for two option payments on Aurora Project.

Fiscal Year Ended November 30, 2014

During the fiscal year ended November 30, 2014, the Company incurred exploration costs in Peru totaling $3,231,441, including $2,216,229 on the Bayovar 12 Project, $687,342 on general exploration and new property investigation, $192,385 on the Aurora Project, $12,178 on the Machay Project, and a write-down of $123,307 on mineral property acquisition costs.  In Colombia, the Company incurred exploration costs of $32,117.

The most significant overall exploration costs for the 2014 fiscal year were $776,386 for geological and other consulting fees, $583,937 for drilling, $411,208 on assaying, and $459,201 for salaries.  Exploration costs also include a Peru value added tax amount of $255,408 which is treated as an expense due to the unlikelihood of it being refunded.

The Company incurred acquisition costs during the 2014 fiscal year totalling $1,041,068 (US$950,000) which were option payments on the Bayovar 12 Project.  During the 2014 fiscal year, the Company also made option payments totalling $194,332 (US$180,000) regarding the Aurora Project and $40,631 (US$37,500) regarding the Quebranta Project.  During the 2014 fiscal year, the Company wrote off acquisition costs of $49,570 for a property in Colombia, $117,823 for the Quebranta Project, and $5,484 for certain concessions in Peru.

Fiscal Year Ended November 30, 2013

During the fiscal year ended November 30, 2013, the Company incurred exploration costs in Peru totaling $1,097,574, including $692,424 on general exploration and new property investigation, $346,558 on the Aurora Project, $33,252 on the Bayovar 12 Project, and $25,340 on the Machay Project.  During the 2013 fiscal year, the Company also Company incurred exploration costs totaling $1,063,170 in Mexico that are included in discontinued operations for that year..  In Colombia, the Company incurred exploration costs of $22,541.

The most significant overall exploration costs for the 2013 fiscal year from continuing operations and discontinued operations were $594,519 for salaries, $535,460 for geological and other consulting fees, $263,861 on travel, $238,267 for geological expenses, and $135,413 on drilling.  Exploration costs also include a Peru value added tax amount of $58,703 which is treated as an expense due to the unlikelihood of it being refunded.

The Company incurred acquisition costs during the 2013 fiscal year totaling $230,586, of which $126,561 was on properties in Mexico, $51,916 was on the Bayovar 12 Project, $39,591 was on the Aurora Project, and $12,518 was on the Quebranta Project.  During the 2013 fiscal year, the Company wrote off a total of $262,404 in acquisition costs in connection with the termination of options agreements in Mexico, the costs of which were included in discontinued operations for that year.

Loss Per Common Share

The Company reported a loss and loss per Common Share of $0.08 for each of fiscal years 2015, 2014 and 2013.  The Company’s weighted average number of Common Shares issued increased over the three fiscal years, from 40.2 million in fiscal 2013, to 64.6 million in fiscal 2014, and to 88.3 million in fiscal 2015.

As the loss for the past three years increased proportionately with the increase in the weighted average number of issued Common Shares over the same period, the loss per Common Share remained constant during the three year period.

B.

Liquidity and Capital Resources.

Outlook

At November 30, 2015, the Company had cash of $2,136,244 and a working capital deficit of $3,313,554, and as at the date of this Annual Report, the Company had an approximate cash balance of $760,000 (US$589,000) and a working capital deficit of approximately $4,244,000 (US$3,287,000).  Current liabilities include US$3.5 million, being the principal amount of the Loan which matures in September 2016.  The Company anticipates that it will need to raise approximately US$7.5 million (“Short-Term Funds”) to cover anticipated costs over the next 12 months (the “Initial 12 Months”).  These funds are estimated to cover the current working capital deficit, plus US$500,000 for general and administration expenses, US$210,000 for Loan interest payments, and US$3.5 million for continued development of the Bayovar 12 Project (including future gypsum operations).   We expect to raise the Short-Term Funds by way of an equity financing.

The Company will also need to raise additional funds of approximately US$7.5 million to cover anticipated costs during the 12 months following the Initial 12 Months.  These costs are estimated to include US$500,000 for general and administrative expenses, and US$7.0 million to continue development at the Bayovar 12 Project (including future gypsum operations).  Pursuant to the Bayovar 12 Purchase Agreements, the Company has a commitment to spend a minimum of US$14.0 million in exploration and development of the Bayovar 12 Project; however there is no time limit for expending such amount.  The Company has to date spent approximately US$5.8 million towards this requirement.

Actual funding requirements may vary from those planned due to a number of factors, including the amount of property acquisition and exploration activity.  While the Company has been successful in raising capital in the past, there is no assurance that it will be able to do so in the future.

Fiscal Year Ended November 30, 2015 compared to Fiscal Year Ended November 30, 2014

The Company’s cash resources were $2,136,244 as of November 30, 2015 compared to $639,764 at November 30, 2014.  The Company had a working capital deficit of $3,313,554 at November 30, 2015 compared to working capital of $436,096 at November 30, 2014.

During the 2015 fiscal year, the Company received funding as follows:

a)

Received US$5.0 million ($6,231,500 on March 24, 2015 from the Loan, of which US$4.0 million ($4,985,200) was immediately paid to the shareholders of JPQ for the Company’s 70% interest in the Bayovar 12 Project, and the balance of the proceeds being used for further advancement of the Bayovar 12 Project. The Loan is subject to an interest rate of 12% per annum, payable monthly, and a maturity date of September 30, 2016.  In June 2015, the Company made a loan repayment of US$1.5 million and on March 24, 2016, made an anniversary fee payment of US$105,000 in cash.

b)

Received US$1.0 million ($1,227,552) in April 2015 from Radius for the sale of a royalty from future phosphate production from the Bayovar 12 Project.

c)

On June 3, 2015, the Company closed a private placement of 20,000,000 units at $0.20 per unit for gross proceeds of $4,000,000. The Company paid $126,602 cash as finders’ fees in connection with the financing.  Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for two years at a price of $0.265. If the closing price of the Company’s shares exceeds $0.40 for a period of ten trading days, the Company may accelerate the expiry of the warrants by giving notice in writing to the holders, and in such case, the share purchase warrants will expire on the 30th day after the date on which such notice is given.

d)

On November 12, 2015, the Company closed a private placement of 18,672,000 units at $0.125 per unit for gross proceeds of $2,334,000.  Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share for five years at $0.15 in the first, second and third years, and at $0.20 in the fourth and fifth years.

Subsequent to the 2015 fiscal year, the Company closed on April 5, 2016 a private placement of 3,850,000 units at $0.065 per unit for gross proceeds of $250,250.  Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share for one year at $0.065.

Fiscal Year Ended November 30, 2014 compared to Fiscal Year Ended November 30, 2013

The Company’s cash resources decreased from $1,310,019 at November 30, 2013 to $639,764 as of November 30, 2014. The Company had working capital of $436,096 at November 30, 2014 compared to working capital of $1,296,628 at November 30, 2013.

During the fiscal year ended November 30, 2014, the Company raised gross proceeds totaling $1,254,000 through a private placement, and received $3,667,692 from the exercise of warrants. Gross proceeds of $1,500,000 were raised during the fiscal year ended November 30, 2013 from a private placement.  Cash resources were used primarily for acquiring mineral property interests and for other operational expenses.

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information.

The Company is an exploration stage natural resource company engaged in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable.  Consequently, there are no production, sales, or inventory in the conventional sense.  The Company’s financial success will be dependent upon the extent to which it can discover mineralization on its properties and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the commodities which may be produced.

E.

Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements as defined in General Instructions Part 1, Item 5.E of Form 20-F.

F.

Tabular Disclosure of Contractual Obligations.

The following table lists as of November 30, 2015 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligation	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Asset Retirement Obligations(1)	$151,008	Nil	Nil	Nil	$151,008
Sprott Loan	$4,666,550	$4,666,550	Nil	Nil	Nil

The asset retirement obligation relates to the restoration and rehabilitation of JPQ’s gypsum mining operations.  The rehabilitation expenditure is expected to be incurred in various stages up to 2025.

G.

Safe Harbour.

See “Cautionary Note Regarding Forward-Looking Statements.”

Item 6  -  Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of April 8, 2016 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s By-Laws.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway (1) Pemberton, BC, Canada	Director, Chairman and Chief Executive Officer	November 5, 1996
David Cass (2) Vancouver, BC, Canada	Director and President	December 17, 2008
Ralph Rushton (3) Vancouver, BC, Canada	Director and Vice-President, Corporate Development	October 30, 2009
Mario Szotlender (1)(2)(3) Caracas, Venezuela	Director	May 30, 1995
Tim Osler (1)(2)(3) Campbell River, BC, Canada	Director	May 30, 1995
Kevin Bales Delta, BC, Canada	Chief Financial Officer	December 17, 2008

Notes:
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) Member of the Corporate Governance and Nominating Committee.

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway (Age 67) – Director, Chairman & Chief Executive Officer

Mr. Simon Ridgway is a successful prospector and mining financier, gaining his initial experience with grass roots mineral exploration. Starting out as a prospector in the Yukon Territory in the 1970’s, Mr. Ridgway and the teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua and silver deposits in Mexico.  Mr. Ridgway is also a director of Fortuna Silver Mines Inc., Medgold Resources Corp., Rackla Metals Inc. and Radius, all publicly-traded resource companies.

David Cass (Age 50) – Director & President

Mr. Cass is a geologist with over 25 years’ international experience in mineral exploration and mining for precious and base metals.  Fifteen years of his career were spent with major mining company Anglo American plc, where he held positions of increasing responsibility in jurisdictions such as Turkey, Iran, Eastern Europe and the America’s, including four years as Senior Geologist in Peru, and six years as Exploration Manager for North America where he was responsible for Anglo's exploration programs throughout Canada, Central America, Mexico, mainland USA and Alaska.  Since 2006, Mr. Cass has worked for junior exploration companies exploring in Canada, Mexico, Central America and Peru.  Mr. Cass holds Bachelor of Science Degree in Geology and a Master of Science degree in Mineral Exploration and Mining Geology from the University of Leicester, UK (1990), and is a practicing member (P.Geo) of the Association of Professional Engineers and Geoscientists of British Columbia.  Mr. Cass is also a director of Rackla Metals Inc., a publicly-traded resource company.

Ralph Rushton (Age 53) – Director and Vice-President, Corporate Development

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver.  He has over 20 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe.  Mr. Rushton is also a director of Medgold Resources Corp. and Rackla Metals Inc., both publicly-traded resource companies, and is currently responsible for corporate development of the Company and Medgold Resources.

Mario Szotlender (Age 54) - Director

Mr. Szotlender holds a degree in international relations and is fluent in several languages.  He has successfully directed Latin American affairs for numerous private and public companies over the past 25 years, specializing in developing new business opportunities and establishing relations within the investment community.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980’s.

Mr. Szotlender is also a director of Atico Mining Corporation, Endeavour Silver Corp., Fortuna Silver Mines Inc., Radius and Revelo Resources Corp., all publicly-traded resource companies.

Tim Osler (Age 63) - Director

Mr. Osler earned a B.Sc. in marine biology from the University of British Columbia.  He owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory which is currently in production.

Kevin Bales (Age 49) – Chief Financial Officer

Mr. Bales has 20 years of financial reporting experience in mining and information technology industries, and holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also Chief Financial Officer of Medgold Resources Corp., Rackla Metals Inc., Radius and Western Pacific Resources Corp., all publicly-traded resource companies.

There are no family relationships among the directors or members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any director or member of senior management was selected.

B.

Compensation.

The Company’s directors and senior management are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended November 30, 2015, the Company paid to its directors and senior management the following amounts:

Name	Position	Amount
Simon Ridgway (1)	Director, Chairman and Chief Executive Officer	$42,000
David Cass	Director and President	$204,000
Ralph Rushton	Director and Vice-President, Corporate Development	$108,836
Mario Szotlender	Director	Nil
Tim Osler	Director	Nil
Kevin Bales	Chief Financial Officer	$36,621

Note:

(1)	Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  No stock options were granted to or forfeited by directors and senior management of the Company during the fiscal year ended November 30, 2015.

The following table sets out all stock options in the Company which are held as of April 8, 2016 by the current directors and senior management:

Name	No. of Common Shares	Exercise Price Per Common Share	Expiry Date
Simon Ridgway	100,000 235,000 500,000 835,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
David Cass	250,000 275,000 500,000 1,025,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Ralph Rushton	30,000 120,000 150,000 300,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Mario Szotlender	100,000 235,000 275,000 610,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Tim Osler	50,000 50,000 50,000 150,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Kevin Bales	55,000 120,000 150,000 325,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.  All officers are appointed annually and serve at the pleasure of the Board.  The most recent annual general meeting of the Company was held on November 17, 2015, and the next annual general meeting must be held no later than December 31, 2016.

See Item 6.A, “Directors, Senior Management and Employees – Directors and Senior Management” for a discussion of the periods during which the Company’s current directors and senior management have served in their respective offices.

There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The Audit Committee of the Company is comprised of David Cass, Mario Szotlender and Tim Osler, all of whom are financially literate and of whom Messrs. Szotlender and Osler are independent.  The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.  The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

The Audit Committee does not warrant the accuracy or completeness of the Company’s financial statements or disclosure or compliance with accounting procedures as these are the responsibility of management. The Audit Committee does not plan or perform audits of the Company’s financial statements or financial disclosure as these are the responsibility of the external auditors.

Compensation Committee

The Compensation Committee is comprised of Simon Ridgway, Mario Szotlender and Tim Osler, the majority of whom are independent directors.  While the Compensation Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the committee independently of management of the Company.  The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire executive officers and directors.  It makes recommendations to the Board regarding executive officer and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options.

D.

Employees.

As at November 30, 2015, the Company had two employees in Vancouver and nine employees in Peru.  Four employees provide management or administrative services and seven employees provide geological services.  None of the employees is represented by a union.  Other personnel for the Company’s Vancouver operations are provided by a related party through a shared services agreement.

E.

Common Share Ownership.

The following table sets forth, as of April 8, 2016, the number of Common Shares beneficially owned or controlled by the Company’s directors and senior management of the Company, and the percentage ownership of the outstanding Common Shares represented by such shares.  The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options which are exercisable within 60 days from the above date.  The persons listed possess sole voting and investment power with respect to the Common Shares shown.

Name	No. of Common Shares(1)	Percentage of Class(1)
Simon Ridgway	8,812,450(2)	7.23%
David Cass	2,071,214(3)	1.71%
Ralph Rushton	879,374(4)	0.73%
Mario Szotlender	5,829,513(5)	4.82%
Tim Osler	376,709(6)	0.31%
Kevin Bales	325,000(7)	0.27%

Notes:

(1)

Based on 120,410,554 Common Shares outstanding as at April 8, 2016, plus any Common Shares deemed to be beneficially owned by the individual  pursuant to stock options and/or warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

See Item 6.B, “Directors, Senior Management and Employees – Compensation” for a discussion of the number, exercise price and expiry date of options held by the persons listed above.

(2)

Of this amount, 1,669,168 are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee, 835,000 represent Common Shares issuable upon exercise of currently exercisable stock options, and 695,384 represent Common Shares issuable upon exercise of currently exercisable warrants.

(3)

Of this amount, 656,364 are held by Mr. Cass’s spouse, 1,043,182 represent Common Shares issuable upon exercise of currently exercisable stock options, and 18,182 represent Common Shares issuable upon exercise of warrants held by Mr. Cass’s spouse exercisable at $0.265 per Common Share until April 10, 2016.

(4)

Of this amount, 60,000 are held by Mr. Rushton’s spouse, 300,000 represent Common Shares issuable upon exercise of currently exercisable stock options, and 22,958 represent Common Shares issuance upon exercise of warrants exercisable at $0.265 per Common Share until April 10, 2016.

(5)	Of this amount, 610,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

(6)	Of this amount, 150,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

(7)	All of this amount represents Common Shares issuable upon exercise of currently exercisable stock options.

Stock Option Plan

The Company has a stock option plan which was amended effective October 6, 2015 (the “Stock Option Plan”) for its directors, employees and consultants, the material terms of which are as follows:

1.

the Stock Option Plan reserves a rolling maximum of 10% of the issued capital of the Company at the time of granting of each option, with no required vesting provisions other than the vesting restrictions required by the TSXV for options granted to investor relations consultants;

2.

no more than 5% of the issued capital may be reserved for issuance to any one individual in any 12 month period;

3.

no more than 2% of the issued capital may be reserved for issuance to any Consultant (as defined by the TSXV) or to an optionee providing investor relations services in any 12 month period;

4.

the minimum exercise price of an option cannot be less than the Market Price (as defined by the TSXV) of the Company’s shares;

5.

options may be granted for a period of up to 10 years;

6.

options are non-assignable and non-transferable;

7.

unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of the Company or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;

8.

unless otherwise determined by the Board, if an optionee’s employment or service with the Company is terminated by the Company without cause, by the optionee for “Good Reason” (as defined in the Stock Option Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;

9.

unless otherwise determined by the Board, where an optionee’s employment is terminated by the Company within 12 months after a change of control of the Company, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of the Company or its subsidiaries, then all of his or her outstanding options shall immediately vest; and

10.

there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

As at April 8, 2016, there were 5,280,000 Common Shares reserved for issuance and subject to outstanding options granted under the Stock Option Plan.

Item 7  -  Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, 5% or more of the Company’s issued and outstanding Common Shares including any Common Shares deemed to be beneficially owned by the shareholder pursuant to stock options and warrants which are exercisable by the shareholder within 60 days.  To the best of the Company’s knowledge, as of April 8, 2016, the only major shareholders in the Company are:

Name	No of Common Shares(1)	Percentage of Class(1)
Sprott Inc.	23,351,000(2)	18.46%
Elysee Development Corp.	16,000,000(3)	12.46%
Simon Ridgway	8,812,450(4)	7.23%

Notes:

(1)

Based on 120,410,554 Common Shares outstanding as at April 8, 2016, plus any Common Shares deemed to be beneficially owned by the individual pursuant to stock options and/or warrants which are exercisable by the individual within 60 days from the above date.

(2)	A.

Of this amount, 17,061,500 Common Shares are held by Resource Capital Investments Corp. (“RCIC”), 215,000 Common Shares are held in client discretionary accounts, and 6,074,500 represent Common Shares issuable upon exercise of currently exercisable warrants (5,859,500 warrants held by RCIC and 215,000 warrants held in client discretionary accounts).

B.

RCIC is wholly owned by Sprott US Holdings Inc., which is wholly owned by Sprott Inc., which is a publicly-traded company in which Eric Sprott holds a control position.  The voting and/or investment power for the Common Shares held by RCIC is held by Arthur Richards Rule, the President of RCIC.

	C.	The General Partner of RIPLP is RCIC. Arthur Richards Rule holds the voting and/or investment power for the Common Shares held by RIPLP.

D.

The Managing Partner of SRLP is Sprott Lending Consulting Limited Partnership (“SLCLP”).  The General Partner of SLCLP is Sprott Lending Consulting GP Inc. which is wholly owned by Sprott Consulting L.P. (“SCLP”).  The General Partner of SCLP is Sprott Consulting GP Inc., which is wholly owned by Sprott Inc.  The voting and/or investment power for the Common Shares held by SRLP is held by Jim Grosdanis, Narinder Nagra and Peter Grosskopf, subject to exceeding certain authority limits whereafter investment decisions require approval of a committee comprised of Eric Sprott, Peter Grosskopf and Arthur Richards Rule.

(3)	Of this amount, 8,000,000 represent Common Shares issuance upon exercise of currently exercisable warrants.

(4)

Of this amount, 1,669,168 are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee, 835,000 represent Common Shares issuable upon exercise of currently exercisable stock options, and 695,384 represent Common Shares issuance upon exercise of currently exercisable warrants.

Sprott Inc. became a major shareholder of the Company during 2013 when it acquired beneficial ownership of approximately 19% of the outstanding Common Shares of the Company, and it currently holds the same percentage in the Company’s Common Shares.  Elysee Development Corp. became a major shareholder in November 2015 when it acquired beneficial ownership of approximately 10% of the outstanding Common Shares of the Company, and in April 2016, Elysee increased its holdings to approximately 12%.  To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the Common Shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of April 8, 2016, there were a total of 25,120,324 Common Shares (20.9% of the issued and outstanding Common Shares of the Company) held by approximately 136 record holders in the United States.  The major shareholders of the Company do not have different voting rights.

B.

Related Party Transactions.

Other than as disclosed in Item 6.B, “Directors, Senior Management and Employees - Compensation” and disclosed below, there have been no related party transactions or proposed transactions involving any insider, or associate or affiliate of an insider, that have occurred since the beginning of the most recent fiscal year up to the date of this Annual Report which have materially affected or will materially affect the Company.

The Company’s related parties with transactions during the period from December 1, 2015 to March 31, 2016 (the “Current Period”) and the year ended November 30, 2015 consist of directors, officers and the following companies with common directors described below.

Related party	Nature of transactions
Radius Gold Inc. (“Radius”)	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services
The Lenders	Credit Agreement

Related party transactions during the Current Period and the year ended November 30, 2015 comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	Current Period	Year ended Nov. 30, 2015
Office and miscellaneous	$ 12,616	$ 45,718
Regulatory and stock exchange fees	10,190	5,971
Rent and utilities	26,744	69,276
Salaries and benefits	59,871	163,055
Shareholder communication	1,288	23,044
Travel and accommodation	20,756	34,096
	$131,465	$341,160

Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

During the Current Period, the Company was reimbursed by Medgold, a company with common directors and officers, a total of $4,864 for shared personnel costs (fiscal year 2015: $11,164).

c)

During the Current Period, the Company was reimbursed by Radius a total of $955 for shared personnel costs (fiscal year 2015: $Nil).

d)

Since August 1, 2014, the Company paid a management fee to Mill Street for the services of Simon Ridgway as Chief Executive Officer of the Company.  During the Current Period, $14,000 (fiscal year 2015: $42,000) was paid or payable by the Company to Mill Street for services rendered.

e)

In March 2015, the Company borrowed US$5,000,000 from the Lenders pursuant to the Credit Agreement and in June 2015, made a payment of US$1,500,000 towards the principal of the loan.

f)

In April 2015, the Company sold to Radius a royalty from future production from the Bayovar 12 Project pursuant to the Royalty Sale Agreement.

Prepaid expenses and deposits as of the end of the Current Period include $5,269 (November 30, 2015:  $6,186) paid to Gold Group.

Long term deposits as of the end of the Current Period consist of $61,000 (November 30, 2015: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group.  Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due to related parties as of the end of the Current Period consist of $132,853 (November 30, 2015: $22,058) owing to Gold Group.  The amount owing to Gold Group is secured by a deposit and interest bearing if not paid within a certain period.

As of the end of the Current Period, the amount of the Loan owing to the Lenders pursuant to the Credit Agreement was US$3,500,000 ($4,539,150) (November 30, 2015: US$3,500,000 ($4,666,550)).  The Loan matures on September 30, 2016.

Key Management Compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers.  Key management compensation comprises:

	Current Period	Year ended Nov. 30, 2015
Management fees	$ 24,000	$ 102,000
Geological fees	24,000	144,000
Salaries and benefits	36,556	145,457
	$ 84,556	$ 391,457

There were no share-based payments made to directors not specified as key management personnel during Current Period and the year ended November 30, 2015.

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the Current Period and the year ended November 30, 2015.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.  Management believes the transactions are on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

Relationship with Radius

The Company and Radius have common directors in Simon Ridgway and Mario Szotlender.  For additional detail regarding Radius, refer to Note 17 to the Financial Statements.

Relationship with Gold Group

The Company and Gold Group have a common director in Simon Ridgway.  For additional detail regarding Gold Group, refer to Note 17 to the Financial Statements.

Relationship with Medgold

The Company and Medgold have common directors in Simon Ridgway and Ralph Rushton.  For additional detail regarding Medgold, refer to Note 17 to the Financial Statements.

Relationship with Mill Street

Simon Ridgway is a director and officer of the Company, and Mill Street is owned by The Ridgway Family Trust, the Trustee of which is Simon Ridgway.

Relationship with the Lenders

Resource Capital Investments Corp. and the Lenders are indirectly controlled by Sprott Inc. which indirectly holds a total of 23,351,000 Common Shares, or 18.46% of the Common Shares, on a partially diluted basis.  See Item 4, “Information on the Company - History and Development of the Company – Recent History” and Item 7, “Major Shareholders and Related Party Transactions - Major Shareholders” for additional detail regarding the Loan and the holdings of these companies.

C.

Interests of Experts and Counsel.

Not applicable.

Item 8  -  Financial Information.

A.

Consolidated Statements and Other Financial Information.

The Financial Statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  The Company’s auditor is BDO.  An auditor’s report of BDO with respect to the statements of financial position as at November 30, 2015 and 2014 and for the fiscal years ended November 30, 2015, 2014 and 2013 are included herein with the Financial Statements.

There are no legal proceedings which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

The Company has no history of paying dividends and the Company does not contemplate that any dividends will be paid on its Common Shares in the immediate or the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

B.

Significant Changes.

There have been no significant changes in the Company since November 30, 2015 other than the preparation of the PFS.  See Item 4.B, “Information on the Company – Property, Plants and Equipment – Material Property – Bayovar 12 Project” for further information on the PFS.

Item 9  -  The Offer and Listing.

The Company’s Common Shares were listed and posted for trading on the TSXV (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on September 24, 1996 and currently trades on the TSXV under the symbol “FCV”.

A.

Offer and Listing Details.

The following tables set forth the reported high and low trading prices for the Company’s Common Shares on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2016 fiscal year, and (c) for each of the most recent six months.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended November 30	High	Low
2015	$0.27	$0.11
2014	$0.35	$0.16
2013	$0.22	$0.06
2012	$0.30	$0.14
2011	$0.58	$0.18

High and Low Prices for the Current First Quarter and Each Quarter of the Past Two Fiscal Years
Quarter Ended	High	Low
February 29, 2016	$0.12	$0.05
November 30, 2015	$0.20	$0.11
August 31, 2015	$0.24	$0.18
May 31, 2015	$0.27	$0.18
February 28, 2015	$0.24	$0.16
November 30, 2014	$0.29	$0.19
August 31, 2014	$0.32	$0.25
May 31, 2014	$0.35	$0.23
February 28, 2014	$0.30	$0.16

High and Low Prices for the Most Recent Six Months
Month Ended	High	Low
March 31, 2016	$0.07	$0.06
February 29, 2016	$0.08	$0.06
January 31, 2016	$0.12	$0.05
December 31, 2015	$0.12	$0.10
November 30, 2015	$0.13	$0.11
October 31, 2015	$0.16	$0.12

On April 8, 2016, the closing price of the Common Shares was $0.055 per Common Share on the TSXV.  During the last three years, the Common Shares have not been subject to any trading suspensions.

Transfer of Common Shares

The Common Shares of the Company are in registered form and the transfer of the Common Shares  is managed by the Company’s transfer agent, Computershare Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9 (tel: 604-661-9400)

B.

Plan of Distribution.

Not applicable.

C.

Markets.

The Company’s Common Shares were listed and posted for trading on the TSXV (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV under symbol “FCV”.

D.

Selling Shareholders.

Not applicable.

E.

Dilution.

Not applicable.

F.

Expenses of the Issue.

Not applicable.

Item 10  -  Additional Information.

A.

Share Capital.

Not applicable.

B.

Memorandum and Articles of Association.

See the description contained in Item 10.B of the Company’s Registration Statement on Form 20-F, initially filed with the SEC on January 9, 2015, which is incorporated by reference herein.

C.

Material Contracts.

The only material contracts entered into by the Company, other than contracts entered into in the ordinary course of business, during the two-year period immediately preceding the filing of this Annual Report are as follows:

1.

The Credit Agreement.  See Item 4.D, “Information on the Company – History and Development of the Company – Recent History”.

2.

The Royalty Sale Agreement.  See Item 4.D, “Information on the Company – History and Development of the Company – Recent History”.

3.

The Bayovar 12 Purchase Agreements.  See Item 4.D, “Information on the Company – Property, Plants and Equipment – Material Property - Bayovar 12 Project”.

D.

Exchange Controls.

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the Common Shares.  There are no limitations under the laws of Canada on the right of non-Canadian owners to hold or vote the Common Shares imposed by Canadian federal or provincial law, or by the charter or other constituent documents of the Company, except those under the Investment Canada Act.  The Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of the Company by non-Canadians.  The threshold for acquisitions of control is generally defined as being one-third or more of our voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.

Taxation.

Canadian Income Tax Consequences

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder.  Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of Common Shares.  The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States and for the purposes of the Canada – United States Tax Convention (the “Tax Convention”), have never been resident in Canada, will never be resident in Canada, have not been deemed to be resident in Canada, deal at arm’s length with the Company, hold their Common Shares as capital property and who will not use or hold the Common Shares in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.  This summary assumes that the Holder is not a United States limited liability company, and that the Holder is entitled to all of the benefits of the Tax Convention and is not precluded from the benefits of the Tax Convention because of Article XXIX-A of the Tax Convention.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Tax Convention as at the date of this Annual Report and the current administrative practices of Canada Revenue Agency.  This summary does not take into account provincial income tax consequences.  This summary takes into account all amendments to the Tax Act and the Regulations that have been publicly announced by the Canadian Minister of Finance prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their current form.  No assurance, however, can be given that the Tax Proposals will be enacted in the form proposed, or at all.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

The summary below is restricted to the case of a holder (a “Holder”) of one or more Common Shares who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless (i) the Holder held the common share as capital property used by the Holder carrying on a business in Canada, or the Holder or persons with whom the Holder did not deal at arm’s length or partnerships in which the Holder or a person with whom the Holder did not deal alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company; and (ii) if more than 50% of the fair market value of the shares is also derived directly or indirectly from one or any combination of real property situated in Canada, Canadian resource properties, timber resource properties and certain options, etc.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one half of any capital loss  arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the acquisition, ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of the Common Shares, persons that hold the Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.”  For this purpose, “passive income” generally includes interest, dividends, rents, royalties, certain gains from the sale of commodities and certain other gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it may have been classified as a PFIC for the taxable year ending November 30, 2015, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC.  Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

If the Company determines that it, and any subsidiary in which the Company owns, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such subsidiary for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if the Company were to be classified as a PFIC, a U.S. Holder make a QEF election with respect to the Company and any Subsidiary PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the PFIC rules discussed above, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the PFIC rules discussed above, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

F.

Dividends and Paying Agents.

Not applicable.

G.

Statement by Experts.

Not applicable.

H.

Documents on Display.

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s executive offices, located at Suite 650, 200 Burrard Street, Vancouver, BC V6C 3L6.

I.

Subsidiary Information.

Not applicable.

Item 11  -  Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.  The Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in Peru.  The Company monitors this exposure, but has no hedge positions.

As at November 30, 2015, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	Peruvian Soles	US Dollars
	(CDN equivalent)	(CDN equivalent)
Cash	$ 204,552	$ 94,782
Taxes receivable	64,336	-
Other receivables	1,102	-
Current liabilities	(111,093)	(5,604,601)
	$ 158,897	$(5,509,819)

Based on the above net exposures at November 30, 2015, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $535,100 in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Item 12  -  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13  -  Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14  -  Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15  -  Controls and Procedures.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in the U.S. Exchange Act as those controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the annual and interim filings and other reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of November 30, 2015.  Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such terms are defined in the U.S. Exchange Act.  All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls over financial reporting is based upon the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As at November 30, 2015, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective.

Attestation Report of the Registered Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report that has materially affected or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16  -  [Reserved].

Item 16.A  -  Audit Committee Financial Expert.

The Company has not identified an Audit Committee Financial Expert among the three directors currently serving on the audit committee.  The current members are David Cass, Mario Szotlender and Tim Osler.  All three members have extensive experience as officers and directors of public mineral exploration or mining companies, and as a result, have the ability and experience to assess the general application of generally accepted accounting principles and financial statements, and have an understanding of internal controls over financial reporting and audit committee functions.

Item 16.B  -  Code of Ethics.

The Company has adopted a formal written Code of Ethics that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on the Company’s website at www.focusventuresltd.com under “Corporate / Corporate Governance & Policies”.

Item 16.C  -  Principal Accountant Fees and Services.

The chart below sets forth the total fees incurred by the Company during the Company’s fiscal years ended November 30, 2015 and 2014 for services provided by BDO, and breaks down these amounts by category of service:

	Years ended November 30
	2015	2014
Audit Fees	$55,525	$41,000
Audit Related Fees	Nil	Nil
Tax Fees	$3,000	$2,000
All Other Fees	Nil	Nil
Total:	$58,525	$43,000

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, U.S. filings review, and review of various transactions completed by the Company.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated annual financial statements and are not reported under “Audit Fees”.

“Tax Fees” are fees for professional services rendered for tax compliance, tax advice and tax planning.

“All Other Fees” are for amounts not included in the above categories.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the Company’s auditors to audit the Company’s financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  During the fiscal year ended November 30, 2015, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

Item 16.D  -  Exemptions from the Listing Standards for Audit Committees.

None.

Item 16.E  -  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16.F  -  Changes in Registrant’s Certifying Accountant.

None.

Item 16.G  -  Corporate Governance.

Not applicable.

Item 16.H  -  Mine Safety Disclosure.

Not applicable.

PART III

Item 17  -  Financial Statements.

The Financial Statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB.

The Financial Statements as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of BDO is included with the Financial Statements.

Item 18  -  Financial Statements.

Not applicable.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 15, 2016	FOCUS VENTURES LTD.

	By:	/s/ Simon Ridgway
Name: Simon Ridgway
Title: Chief Executive Officer

Item 19  -  Exhibits.

Financial Statements

The Financial Statements of the Company and exhibits listed below are filed with this Annual Report.

Independent Auditor’s Report of BDO Canada LLP, Chartered Accountants dated March 29, 2016
Consolidated Statements of Financial Position as at November 30, 2015 and 2014
Consolidated Statements of Loss and Comprehensive Loss for the years ended November 30, 2015, 2014 and 2013
Consolidated Statements of Changes in Equity for the years ended November 30, 2015, 2014 and 2013
Consolidated Statements of Cash Flows for the years ended November 30, 2015, 2014 and 2013
Notes to the Consolidated Financial Statements for the year ended November 30, 2015

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit No.	Description
1.1 (1)	Certificate of Incorporation dated April 30, 1993, Certificate of Change of Name dated September 16, 1999, and Certificate of Change of Name dated May 16, 2002
1.2 (1)	Notice of Articles dated December 18, 2013
1.3 (1)	Articles dated effective June 28, 2004
4.1 (1)

Bayovar 12 Purchase Agreements dated March 5, 2015 among Agrifos Peru S.A.C., Juan Paulo Quay S.A.C. (“JPQ”), and the shareholders of JPQ, Trabajos Maritimos S.A. and Inca Terminals & Mining Inc. (English translations)

4.2 (1)	Credit Agreement dated March 24, 2015 among Sprott Resource Lending Partnership, the Company, Focus (Cayman) Inc. and Agrifos International (Cayman) Inc.
4.3	Royalty Sale Agreement dated April 15, 2015 among Radius (Cayman) Inc., the Company and Focus (Cayman) Inc.
4.4 (1)	Services Agreement dated July 1, 2012 between Gold Group Management Inc. and the Company
4.5	Amended Stock Option Plan dated October 6, 2015
8 (2)	List of Subsidiaries
31.1	Section 302 Certification of the CEO and CFO.
32.1	Section 906 Certification of the CEO and CFO.

Notes:

(1)

Incorporated by reference to the Company’s Registration Statement on Form 20-F initially filed with the SEC on January 9, 2015.

(2)

See Item 4.C, “Information on the Company - Organizational Structure”, herein

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended November 30, 2015

(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

To the shareholders of Focus Ventures Ltd.

We have audited the accompanying consolidated financial statements of Focus Ventures Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at November 30, 2015 and 2014, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended November 30, 2015, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance  with  International  Financial  Reporting  Standards,  and  for  such  internal  control  as  management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Focus Ventures Ltd. and its subsidiaries as at November 30, 2015 and 2014, and its financial performance and cash flows for each of the years in the three-year period ended November 30, 2015, in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements, which indicates that the Company has not yet achieved profitable operations and has accumulated losses of $33,678,330 since inception. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that cast substantial doubt upon the Company’s ability to continue as a going concern.

/s/ BDO CANADA LLP

Chartered Professional Accountants

Vancouver, Canada

March 29, 2016

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

November 30 2015 and 2014

(Expressed in Canadian Dollars)

As at November 30:	2015	2014

ASSETS
Current assets
Cash (Note 5)	$ 2,136,244	$ 639,764
Prepaid expenses and deposits (Note 17)	68,457	92,237
Taxes receivable	83,636	8,343
Other receivables	10,453	13,926
	2,298,790	754,270

Non-current assets
Long-term deposits (Note 17)	61,000	61,000
Property and equipment (Note 9)	50,281	75,600
Mineral interest (Notes 6 and 10)	587,564	-
Exploration and evaluation assets (Notes 6 and 11)	9,472,448	1,541,532
Goodwill (Note 6)	439,637	-
	10,610,930	1,678,132
TOTAL ASSETS	$ 12,909,720	$ 2,432,402

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 17)	$ 1,204,261	$ 298,052
Due to related parties (Note 17)	22,058	20,122
Current portion of term debt (Note 13)	4,386,025	-
	5,612,344	318,174
Non-current liabilities
Asset retirement obligation (Note 14)	151,008	-
Deferred income tax liability (Note 18)	3,376,710	-
Total liabilities	9,140,062	318,174

Shareholders' equity
Share capital (Note 15)	32,404,635	26,274,705
Other equity reserve (Note 15)	2,664,502	2,468,647
Deficit	(33,712,303)	(26,629,124)
Equity attributed to shareholders of the Company	1,356,834	2,114,228
Non-controlling interest (Note 7)	2,412,824	-
Total shareholders' equity	3,769,658	2,114,228
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,909,720	$ 2,432,402

Approved on behalf of the Board of Directors and authorized for issue on March 29, 2016:

“David Cass”	, Director	“Mario Szotlender”	, Director
David Cass		Mario Szotlender

See accompanying notes to these consolidated financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended November 30, 2015, 2014 and 2013

(Expressed in Canadian Dollars)

	2015	2014	2013
EXPLORATION EXPENDITURES (Note 12)	$ 5,037,104	$ 3,313,128	$ 1,120,115

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and legal	181,532	137,568	85,080
Amortization	18,059	15,155	16,040
Consulting fees	12,538	3,942	13,955
Finance expense (Note 13)	657,535	-	-
Interest and bank charges	6,675	4,829	3,652
Management fees (Note 17)	102,000	117,500	102,000
Office and miscellaneous (Note 17)	81,271	65,784	78,270
Regulatory and stock exchange fees (Note 17)	22,079	17,246	15,881
Rent and utilities (Note 17)	69,276	59,916	49,726
Salaries and benefits (Note 17)	282,998	224,725	129,728
Shareholder communication (Note 17)	162,040	124,943	88,258
Share-based payments (Note 16)	9,135	502,316	26,823
Travel and accommodation (Note 17)	97,471	159,246	60,779
	1,702,609	1,433,170	670,192
Loss before other items	(6,739,713)	(4,746,298)	(1,790,307)

OTHER ITEMS
Interest and other income	2,540	3,564	1,412
Gain on disposal of equipment	2,469	-	-
Foreign exchange gain (loss)	(431,439)	33,291	104,780
Asset retirement obligation accretion (Note 14)	(4,569)	-	-
Write-off of receivables	-	-	(38,371)
Loss and comprehensive loss from continuing operations	(7,170,712)	(4,709,443)	(1,722,486)
Income (loss) on discontinued operation, (Note 8)	83,837	(405,326)	(1,443,745)
Loss and comprehensive loss	$ (7,086,875)	$ (5,114,769)	$ (3,166,231)

Loss and comprehensive loss attributed to:
Equity shareholders of the Company	$ (7,083,179)	$ (5,114,769)	$ (3,166,231)
Non-controlling interest (Note 7)	(3,696)	-	-
	$ (7,086,875)	$ (5,114,769)	$ (3,166,231)
Loss per share
- basic and diluted	($0.08)	($0.08)	($0.08)
Loss per share from continuing operations
- basic and diluted	($0.08)	($0.07)	($0.04)
Weighted average number of shares outstanding
- basic and diluted	88,348,674	64,595,292	40,182,403

See accompanying notes to these consolidated financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES OF EQUITY

For the years ended November 30, 2015, 2014 and 2013

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Deficit	Non-controlling interest	Total
Balance, November 30, 2012	40,112,974	$ 19,934,800	$ 1,931,254	$(18,348,124)	$ -	$ 3,517,930
Loss for the year	-	-	-	(3,166,231)	-	(3,166,231)
Shares issued for private placements	12,500,000	1,500,000	-	-	-	1,500,000
Shares issued for finders' fees	170,800	20,496	-	-	-	20,496
Share issuance costs	-	(65,676)	14,741	-	-	(50,935)
Share-based payments	-	-	26,823	-	-	26,823
Balance, November 30, 2013	52,783,774	21,389,620	1,972,818	(21,514,355)	-	1,848,083
Loss for the year	-	-	-	(5,114,769)	-	(5,114,769)
Shares issued for private placements	5,700,000	1,254,000	-	-	-	1,254,000
Shares issued for finders' fees	21,000	4,620	-	-	-	4,620
Shares issued for warrant exercises	18,365,226	3,667,692	-	-	-	3,667,692
Transfer of other equity reserve on exercise of warrants	-	19,205	(19,205)	-	-	-
Share issuance costs	-	(60,432)	12,718	-	-	(47,714)
Share-based payments	-	-	502,316	-	-	502,316
Balance, November 30, 2014	76,870,000	26,274,705	2,468,647	(26,629,124)	-	2,114,228
Loss for the year	-	-	-	(7,083,179)	-	(7,083,179)
Shares issued for private placements	38,672,000	6,147,280	186,720	-	-	6,334,000
Shares issued for loan fee (Note 13)	1,018,554	218,989	-	-	-	218,989
Share issuance costs (Note 15)	-	(236,339)	-	-	-	(236,339)
Acquired in a business combination (Note 6)	-	-	-	-	2,416,520	2,416,520
Net loss attributed to non-controlling interest	-	-	-	-	(3,696)	(3,696)
Share-based payments	-	-	9,135	-	-	9,135
Balance, November 30, 2015	116,560,554	$ 32,404,635	$ 2,664,502	$(33,712,303)	$ 2,412,824	$ 3,769,658

See accompanying notes to these consolidated financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended November 30, 2015, 2014 and 2013

(Expressed in Canadian Dollars)

	2015	2014	2013
OPERATING ACTIVITIES
Net loss for the year	$ (7,086,875)	$ (4,709,443)	$ (1,722,486)
Items not involving cash:
Amortization	22,716	15,155	16,040
Accretion of asset retirement obligation	4,569	-	-
Finance expense	224,424	-	-
Share-based payments	9,135	502,316	26,823
Unrealized foreign exchange loss	292,654	-	-
Gain on disposal of equipment	(2,469)	-	-
Discontinued operations (Note 8)	(49,448)
Write off of receivables	-	-	38,371
Write off of exploration and evaluation asset costs	571,295	172,877	262,404
	(6,013,999)	(4,019,095)	(1,378,848)
Changes in non-cash working capital items:
Taxes receivable	(75,293)	(5,157)	(106,468)
Prepaid expenses and deposits	23,780	(56,259)	22,886
Other receivables	71,468	(4,145)	27,179
Due to related parties	1,936	(14,594)	(12,263)
Accounts payable and accrued liabilities	880,117	43,948	63,344
Net cash used in operating activities	(5,111,991)	(4,055,302)	(1,384,170)
FINANCING ACTIVITIES
Proceeds from debt	6,231,500	-	-
Debt transaction costs	(285,960)	-	-
Repayment of debt	(1,855,500)	-	-
Proceeds from issuance of capital stock	6,334,000	4,921,692	1,500,000
Share issuance costs	(236,339)	(43,094)	(30,439)
Net cash provided by financing activities	10,187,701	4,878,598	1,469,561
INVESTING ACTIVITIES
Purchase of property and equipment	(1,374)	(42,453)	(794)
Proceeds from disposal of equipment	6,446	-	-
Proceeds from sale of subsidiary (Note8)	49,448	-	-
Proceeds from sale of mineral property royalty rights	1,227,552	-	-
Cash acquired on acquisition of subsidiary	246,645	-	-
Purchase of JPQ ( Note 6)	(4,985,200)	-	-
Exploration and evaluation asset acquisition costs (Notes 11 and 12)	(122,747)	(1,276,031)	(104,025)
Net cash used in investing activities	(3,579,230)	(1,318,484)	(104,819)
Increase (decrease) in cash	1,496,480	(175,067)	(1,550,806)
Cash, beginning of year	639,764	1,310,019	2,880,253
Cash, end of year	$ 2,136,244	$ 639,764	$ 1,310,019

Supplemental disclosure with respect to cash flows (Note 20)

See accompanying notes to these consolidated financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Focus Ventures Ltd. (the “Company”) was incorporated in British Columbia and its common shares are publicly traded on the TSX Venture Exchange (“TSX-V”).

The Company is domiciled in Vancouver, Canada and is engaged in the acquisition and exploration of mineral properties located primarily in Peru. The address of the Company’s corporate office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis.

The consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s and all of its subsidiaries functional currency.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Nature of Operations and Ability to Continue as a Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from the carrying values shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At November 30, 2015, the Company had not yet achieved profitable operations, has accumulated losses of $33,712,303 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern. The Company will periodically have to raise additional financing in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity in which the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s principal subsidiaries at November 30, 2015 are as follows:

Name	Place of incorporation	Ownership %	Principal activity
Minera Focus, S.A.C.	Peru	100%	Exploration company
Agrifos Peru S.A.C.	Peru	100%	Exploration company
Focus (Cayman) Inc.	Cayman Islands	100%	Holding company
Agrifos International (Cayman) Inc.	Cayman Islands	100%	Holding company
Juan Paulo Quay S.A.C.	Peru	70%	Exploration and mining company

Subsidiaries that were included in the operating results for the year but no longer exist as at November 30, 2015 were Minera Oro Pacific, S.A. de C.V. and Servicios Oro Pacific, S.A. de C.V., both of which were wholly owned and incorporated in Mexico (Note 8)

b)

Discontinued Operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, from the rest of the Company. Net earnings of a discontinued operation and any gain or loss on disposal are combined and presented as net earnings from discontinued operations in the statements of earnings (loss) and comprehensive earnings (loss).

c)

Business Combinations

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Total comprehensive loss of the Company’s subsidiary is attributed to the equity holders of the Company and to the non-controlling interests even if this results in the non-controlling interest having a deficit balance. For the year ended November 30, 2015, 30% of the net assets of the Company’s consolidated subsidiary, Juan Paulo Quay S.A.C. (“JPQ”), were attributable to its non-controlling interest.

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets. Acquisition related costs are expensed and included in profit or loss.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

c)

Business Combinations – cont’d

Any contingent consideration payable is recognized at fair value at the acquisition date.  If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in profit or loss or as a change in other comprehensive loss.

If a change in ownership interest of a subsidiary occurs and the parent company retains control, the transaction is accounted for as a transaction with equity holders in their capacity as equity holders. No gain or loss is recognized in profit or loss; instead it is recognized in equity.  In addition, no change in the carrying amounts of assets (including goodwill) or liabilities is recognized.

The Company adjusts the non-controlling interest by attributing a proportionate amount of the subsidiaries net identifiable assets (excluding goodwill). The Company also adjusts other comprehensive loss to reflect the new ownership interest.  These adjustments are also recognized in equity.

When the carrying amount of an asset is increased to fair value but the tax base of the asset remains at cost to the previous owner, a taxable temporary difference arises which results in a deferred tax liability. The resulting deferred tax liability affects goodwill.

d)

Foreign Currency Translation

The functional and presentation currency of the Company is the Canadian dollar. The individual financial statements of each subsidiary are presented in the currency of the primary economic environment in which the entity operates (its functional currency). Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The Company has determined that the functional currency of all its foreign subsidiaries is the Canadian dollar.

e)

Earning / Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share is the same for the periods presented.

For the year ended November 30, 2015, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 46,484,500 (2014: 8,207,741; 2013: 22,717,273) were not included in the computation of loss per share because their effect was anti-dilutive.

f)

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change of value. As at November 30, 2015, the Company does not hold any cash equivalents.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

g)

Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for those taxable temporary differences arising on the initial recognition of goodwill or on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset only to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

h)

Property, Equipment and Amortization

Recognition and Measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition required to bring the asset to the location and condition necessary to be capable of operating in a manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses, with the exception of land which is not amortized.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and Losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, that are recognized net within other income in profit or loss.

Amortization

Amortization is recognized in profit or loss and property and equipment is amortized over their estimated useful lives using the following methods:

Vehicles	5 year straight-line
Computer equipment	30% declining balance and 5 year straight-line
Furniture and equipment	20% declining balance and 10 year straight-line
Leasehold improvements	7 - 8 years straight-line

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

i)

Mineral interests

Mineral interests include interests in producing mining properties and related plant and equipment. Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses.  The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

j)

Exploration and Evaluation Assets and Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, at the earlier of the date the counterparty’s performance is complete or the share issuance date. Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to mineral properties, capitalized exploration and evaluation assets are assessed for impairment. Proceeds from the sale of minerals recovered during the exploration stage are recorded when title to the minerals passes, the proceeds are reasonably determinable and the collectability is assured.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the share issuance date. Property interests granted to others under an option agreement where payments to be made to the Company are at the sole discretion of the optionee, and payments to the Company resulting from royalty interests sold to others under a royalty agreement are recorded as recoveries against the acquisition costs at the time of receipt. Any excess recoveries are recorded as income when they are received.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.  Generally, the timing of these accruals would be when the actual environmental disturbance occurs.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available. Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company will test the asset for impairment based upon a variety of factors, including current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset. Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

k)

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives, including goodwill, are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

l)

Provisions

Rehabilitation Provision

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reliable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

As at November 30, 2015, the Company has determined that it has a rehabilitation provision of $151,008 regarding its Bayovar 12 Project.

Other Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

m)

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Warrants issued by the Company typically accompany an issuance of shares in the Company (a “Unit”), and entitle the warrant holder to exercise the warrants for a stated price and a stated number of common shares in the Company.  The fair value of the Units components sold is measured using the residual value approach.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

n)

Share-based Payments

Where equity-settled share options are awarded to employees, or others providing similar services, the fair value of the options at the date of grant is charged to the statement of loss and comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of loss and comprehensive loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in other equity reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in other equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

o)

Financial Instruments

Financial Assets

Financial assets are classified into one of four categories: fair-value-through-profit-and-loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for the relevant category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains or losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as when they are amortized.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise trade payables and accrued liabilities and the current portion of term debt. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Accounts payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within forty-five days of recognition.  The current portion of term debt represents a loan facility received on March 24, 2015 with the outstanding balance having a maturity date of September 30, 2016.

The Company has made the following designations of its financial instruments:

Cash	Loans and receivables
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities
Current portion of term debt	Other financial liabilities

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

p)

Value Added Taxes

The Company incurred value added tax (VAT) in Peru, Mexico, and Canada. As the collection of VAT payments in Peru is uncertain, they have been expensed and included in Exploration Expenditures. For VAT in Canada, an amount equal to the expected amount refundable has been recorded as Taxes Receivable.  For VAT in Mexico, it was originally recorded as Taxes Receivable but during the 2014 fiscal year, it was determined that there is uncertainty regarding the collection of the VAT and as a result, a provision was been made to reduce the carrying value to $nil.

q)

Adoption of New and Amended IFRS Pronouncements

The mandatory adoption of the following new and revised accounting standards and interpretations on December 1, 2014 had no significant impact on the Company’s consolidated financial statements for the current or prior periods presented:

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

IAS 32 Financial Instruments: Presentations (Amendment)

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements.

IAS 36 Impairment of Assets

The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or cash generating unit (“CGU”) to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

r)

Standards, Amendments and Interpretations Not Yet Effective

The following new standards have been issued by the IASB but are not yet effective:

IFRS 7 Financial Instrument: Disclosure

Applies to additional disclosures required on transition from IAS 39 to IFRS 9. The effective date of IFRS 7 is January 1, 2015. The Company is assessing the impact of this new standard, if any, on the consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods starting on or after January 1, 2018, with earlier application permitted. The Company is in the process of evaluating the impact of the new standard.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases of which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is in the process of evaluating the impact of the new standard.

Amendments to IAS 1, Presentation of Financial Statements

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company is in the process of evaluating the impact of the new standard.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment and estimates applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects;

b)

The carrying value of the investment in acquisition costs relates to exploration and evaluation assets and the recoverability of the carrying value. The Company’s accounting policy for acquisition costs relating to the exploration and evaluation asset requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after acquisition costs relating to exploration and evaluation assets is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available;

c)

When assessing an acquisition as an asset acquisition or business combination, management has had to apply judgments relating to its acquisition of JPQ during the year with respect to whether the acquisition was a business combination or an asset acquisition. Management applied a three-element process to both the phosphate exploration and gypsum commercial activities to determine whether a business or an asset was purchased, considering inputs, processes and outputs of the acquisition in order to reach a conclusion. In contrast, if judgement determined that the acquisition represented the purchase of an asset, there would be no goodwill generated on the transaction and acquisition costs would have been capitalized to the asset purchased rather than expensed. Management concluded that the Gypsum activities constituted a business as it included an integrated set of inputs, processes and outputs including current stripping, processing and the selling ore.

d)

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. JPQ was a business combination and valuation work was required to determine the allocation of the purchase price. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair values of the net assets, including the mineral interests, exploration and evaluation asset and asset retirement obligations have been determined involving discounted cash flow calculations, comparable phosphate exploring and mining companies in Peru and abroad, market capitalization and estimated enterprise value of the Company. Such calculations and models were required to estimate, amongst other items, the estimation of the resource, amount and timing of extraction of mineralization, commodity prices, input costs, discount rates and currency rates. The data utilized to estimate these key items included available NI 43-101 reports, feasibility studies and judgements regarding life of mine and mine plan. If estimates or judgements differed, this would result in a materially different allocation of net assets to the consolidated balance sheets and would result in a change in the amount of goodwill, mineral interests, exploration and evaluation assets and non-controlling interest recognized.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – cont’d

e)

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates.  Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

f)

Judgment is required in the determination that the Company will continue as a going concern for the next year (Note 2).

g)

The Company may be subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business and on dispositions of mineral property or interests therein, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events, and interpretation of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made;

5.

CASH

Cash includes cash at banks and on hand.  Pursuant to a loan agreement covenant (Note 13), the Company is required to maintain a minimum cash or cash equivalent balance of $500,000 throughout the term of the loan.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

6.

ACQUISITION OF JPQ

On March 26, 2015, the Company’s Peruvian subsidiary, Agrifos Peru S.A.C. (“Agrifos Peru”) completed a purchase agreement with the shareholders (the “Vendors”) of Juan Paulo Quay S.A.C. (“JPQ”), titleholder of the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”) located in Northern Peru, whereby the Company paid to the Vendors $4,985,200 (US$4,000,000) in cash to purchase an outright 70% interest in shares of JPQ (the “Bayovar Interest”), and thereby cancelling a previously granted option agreement to earn such interest.

Additional terms to the purchase agreement are as follows:

i)

the Company has committed to spending a minimum of US$14.0 million in development of the Bayovar 12 Project, with no time limit for making such expenditure and without dilution to the Vendor’s remaining 30% interest;

ii)

if after spending US$14.0 million further funding is needed to determine the viability of a phosphate operation, the Company must incur additional development expenditures of up to US$4.0 million of which 30% will be treated as a loan to the Vendors;

iii)

the Company must complete a pre-feasibility study by December 31, 2015 or else obtain a one-year extension by paying a US$500,000 penalty payment to the Vendors by January 15, 2016.  The pre-feasibility study was submitted prior to December 31, 2015, subsequent to the year-end;

iv)

port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the JPQ Maritime Terminal located 40 kilometres west of the Bayovar 12 Project;

v)

the Vendors will maintain responsibility for gypsum operations on the concession until the delivery of the pre-feasibility study (completed subsequent to year-end), and the transfer from JPQ of the Vendors’ port activities and assets and all related licenses and permissions (incomplete); and

vi)

the Company has a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ.

In addition to the terms above, until such time that all the conditions in v) are met, certain decisions by the JPQ Board of Directors will require unanimous agreement by the Company and the Vendors.

The acquisition of JPQ has been accounted for as a business combination. Due to the Company previously having an option agreement with JPQ to acquire an interest in the Bayovar 12 Project, the Company included past option payments of $1,092,984 as consideration given the terms of the acquisition agreement were substantially the same. As a result, total purchase consideration of $6,078,184 was allocated to the identifiable assets acquired and liabilities assumed as follows:

Net assets acquired (at fair value):

Cash and cash equivalents	$ 246,645
Trade and other receivables	67,995
Gypsum mineral interest	555,706
Phosphate exploration and evaluation asset	10,700,000
Trade and other payables	(26,092)
Asset retirement obligation	(112,477)
Deferred income tax liability	(3,376,710)
Non-controlling interest	(2,416,520)
Fair value of net identifiable assets acquired	5,638,547
Goodwill	439,637
$ 6,078,184

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

6.

ACQUISITION OF JPQ – cont’d

These consolidated financial statements include JPQ’s results from March 26, 2015 to November 30, 2015, excluding assets, revenue and expenses related to the ongoing gypsum operations. The net loss included in the consolidated statements of loss and comprehensive loss since March 26, 2015 was $12,319 of which $3,696 was attributable to JPQ’s minority shareholders.

Until such time that the Company completes all the conditions of the pre-feasibility study, and the excision of port activities and assets from JPQ, and transfer of all related licenses and permissions, the JPQ minority shareholders act as principals whereby they are responsible for the management of the gypsum operation which includes receiving the benefits of any net proceeds from operations while also being responsible for any net loss from operations and any associated liabilities.  Therefore, the operating results for the gypsum operation have not been included in the Company’s consolidated financial statements for the year ended November 30, 2015.  Subsequent to the year end, the conditions of a pre-feasibility study and excise of port activities and assets from JPQ have been completed.

Goodwill of $439,637 acquired with the JPQ business combination was allocated to exploration and evaluation cash generating unit. The Company performed its annual goodwill impairment test in accordance with the accounting policy stated in the Note 3. The recoverable amount of the cash generating unit has been determined based on value in use calculations with comparable early stage phosphate entities as well as the Company’s enterprise value. The estimated range of recoverable values of the CGU acquired with the business combination of JPQ was above its carrying value indicating there was no impairment of goodwill.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

7.

NON-CONTROLLING INTEREST

JPQ, a 70% owned subsidiary of the Company acquired on March 26, 2015, has material non-controlling interests (“NCI”) in the Company (Note 5).

Summarized financial information in relation to JPQ, before intra-group eliminations, is presented below together with amounts attributed to NCI:

	2015	2014	2013
Exploration expenses	$12,319	$-	$-
Loss	$12,319	$-	$-
Loss and comprehensive income allocated to NCI	$3,696	$-	$-

Dividends paid to NCI	$-	$-	$-

Cash flows from operating activities	$(12,319)	$-	$-
Cash flows from investing activities	-	-	-
Cash flows from financing activities	-	-	-
Net cash inflows (outflows)	$(12,319)	$-	$-

As at November 30	2015	2014	2014
Current assets	$260,765	$-	$-
Non-current assets	11,351,124	-	-
	11,611,889	-	-

Current liabilities	(41,423)	-	-
Non-current liabilities	(3,527,718)	-	-
	(3,569,141)	-	-

Net assets	$8,042,748	$-	$-

Accumulated non-controlling interests	$2,412,824	$-	$-

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

8.

DISCONTINUED OPERATIONS

In September 2015, the Company sold its 100% interest in its Mexican subsidiaries, Minera Oro Pacific, S.A. de C.V. and Servicios Oro Pacifica, S.A. de C.V. which is the only operation presented as discontinued operation in 2015.   There were no other discontinued operations during the 2014 and 2013 fiscal years.

The post-tax gain on disposal of discontinued operations was determined as follows:

	2015	2014	2013
Cash consideration received	$65,930	$-	$-

Net assets disposed (other than cash):
Trade and other receivables	(9,734)	-	-
Trade and other payables	3,546	-	-
	(6,188)	-	-

Pre-tax gain on disposal of discontinued operation	59,742	-	-

Related tax expense	(16,482)	-	-
Gain on disposal of discontinued operation	$43,260	$-	$-

Results of discontinued operations

	2015	2014	2013
Foreign exchange gain (loss)	$51,120	$(65,530)	$(110,612)
Expenses other than finance costs	(10,543)	(339,796)	(1,333,133)
Gain from selling discontinued operations after tax	43,260	-	-
Income (loss) for the year	$83,837	$(405,326)	$(1,443,745)

Earnings per share from discontinued operations

	2015	2014	2013
Basic and diluted income (loss) per share	$0.00	($0.01)	($0.04)
Weighted average number of shares outstanding
- basic and diluted	88,348,674	64,595,292	40,182,403

Statement of cash flows

	2015	2014	2013
Operating activities	$(2,634)	$(175,633)	$(1,437,104)
Investing activities	49,448	-	-
Financing activities	-	566	(113,702)
Net cash from (used in) discontinued operations	$46,814	$(175,067)	$(1,550,806)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

9.

PROPERTY AND EQUIPMENT

	Vehicles	Computer equipment	Furniture and equipment	Leasehold improvements	Total
Cost
Balance, November 30, 2013	$31,881	$33,951	$23,732	$19,060	$108,624
Additions	28,181	-	14,272	-	42,453
Disposals	-	-	(952)	-	(952)
Balance, November 30, 2014	60,062	33,951	37,052	19,060	150,125
Additions	-	-	1,374	-	1,374
Disposals	-	-	(10,645)	-	(10,645)
Balance, November 30, 2015	$60,062	$33,951	$27,781	$19,060	$140,854

Accumulated amortization
Balance, November 30, 2013	$22,884	$22,257	$7,026	$4,380	$56,547
Charge for period	7,265	4,953	3,300	2,460	17,978
Balance, November 30, 2014	30,149	27,210	10,326	6,840	74,525
Charge for period for continuing operations	9,558	1,389	4,652	2,460	18,059
Charge for period for discontinued operations	-	2,293	2,364	-	4,657
Disposals	(1,305)	(129)	(5,234)	-	(6,668)
Balance, November 30, 2015	$38,402	$30,763	$12,108	$9,300	$90,573

Carrying amounts
At November 30, 2014	$29,913	$6,741	$26,726	$12,220	$75,600
At November 30, 2015	$21,660	$3,188	$15,673	$9,760	$50,281

10.

MINERAL INTEREST

During the year ended November 30, 2015, the Company capitalized a cost of $555,706 for its gypsum mineral interest acquired through the business combination with JPQ (Note 6). During the year ended November 30, 2015, there was no production attributed to the Company, thus no amortization has been recorded.  As at November 30, 2015, there has been no impairment charge recorded against the asset.

Peru
Bayovar
Balance, December 1, 2013 and November 30, 2014	$-
Mineral interest acquired through business combination	555,706
Asset retirement obligation adjustment	31,858
Balance, November 30, 2015	$587,564

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

11.

EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition costs on its mineral properties as at November 30, 2015:

	Peru
	Bayovar	Aurora	Other	Colombia	Total
Balance, November 30, 2013	$ 51,916	$ 164,760	$ 172,132	$ 49,570	$ 438,378
Acquisition costs - cash	1,041,068	194,332	40,631	-	1,276,031
Write-off of exploration and evaluation assets	-	-	(123,307)	(49,570)	(172,877)
Balance, November 30, 2014	1,092,984	359,092	89,456	-	1,541,532
Acquisition costs - cash	-	122,747	-	-	122,747
Exploration and evaluation assets acquired through business combination	9,607,016	-	-	-	9,607,016
Write-off of exploration and evaluation assets	-	(481,839)	(89,456)	-	(571,295)
Recovery of exploration and evaluation assets costs	(1,227,552)	-	-	-	(1,227,552)
Balance, November 30, 2015	$ 9,472,448	$ -	$ -	$ -	$9,472,448

Peru Properties

Bayovar 12 Project

The Company’s Peruvian subsidiary, Agrifos Peru signed a binding Letter of Intent in September 2013 and a formal Option Agreement in January 2014 with the Vendors and JPQ whereby the Company was granted the option (the “Bayovar 12 Option”) to acquire a 70% interest in JPQ which owns the Bayovar 12 Project.

On March 26, 2015, the Bayovar 12 Option was cancelled and Agrifos acquired a 70% interest in the issued share capital of JPQ from the Vendors for US$4.0 million (Note 6).

Bayovar 12 Project Royalty Sale

In April 2015, the Company completed the sale to Radius Gold Inc. (“Radius”) of a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project for the sum of $1,227,552 (US$1.0 million).  Under the terms of the sale agreement, the Company has the right until April 15, 2016 to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.  The Company and Radius have two common directors and common officers.

The $1,227,552 total proceeds received by the Company was recorded as a recovery against exploration and evaluation asset costs for this corresponding mineral property.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

11.

EXPLORATION AND EVALUATION ASSETS – cont’d

Peru Properties – cont’d

Aurora Porphyry Copper-Molybdenum Property

Pursuant to agreements signed in 2012 and amended in June 2014 and in February 2015, the Company holds a portion of the Aurora Property by way of an option to acquire a 100% interest in one concession by making cash payments to the optionor and underlying property owner totalling US$3,885,000 by July 2019. During the year ended November 30, 2015, the Company paid $122,747 (US$100,000) pursuant to these option agreements.

In October 2014, the Company signed a Joint Venture Agreement with Daewoo International Corporation (“Daewoo International”), whereby Daewoo International could earn a 65% interest in the Aurora property. Under the terms of the agreement, the Company and Daewoo International were to establish a joint venture company (“JVCo”) to develop and operate the Aurora Property. Upon issuance of a drill permit and associated approvals to commence the work, Daewoo International would acquire 49% of the shares of JVCo for a purchase price of US$3,000,000.  Daewoo International also had the option to earn up to a 65% interest in JVCo by making additional investments into JVCo.

In November 2015, the Company and Daewoo International agreed to terminate its proposed joint venture due to delays in the permitting process. As a result, the Company relinquished its option agreements with the property owners, and wrote-off $481,839 in acquisition costs during the year ended November 30, 2015.

Machay Phosphate Property

The Machay Property was originally comprised of thirty-three staked concessions located in central Peru. During the 2014 fiscal year, the number of concessions was reduced to eight. During the year ended November 30, 2015, the Company allowed the eight concessions comprising the Machay Project to lapse.  As a result, acquisition costs totaling $74,872 have been written off during the year ended November 30, 2015.

Quebranta Phosphate Project

In fiscal 2012, the Company acquired interests in the Quebranta Project located in southern Peru. 10,600 hectares were acquired by staking for a cost of $44,620, and the Company entered into an option agreement with a private Peruvian company whereby the Company could acquire 100% of an additional 450 hectares. To exercise the option, the Company was required to make cash payments over three years totalling US$200,000, of which US$70,000 has been paid. During the 2014 fiscal year, the Quebranta Project was reduced from 11,050 hectares to 1,700 hectares. During the year ended November 30, 2015, the Company relinquished its option agreement on the 450 hectares and let lapse the remaining 100% held concessions. Acquisition costs totaling $117,823 were written off during the 2014 fiscal year.

Katenwill Claims

During the 2011 fiscal year, the Company made applications for seven concessions located in southern Peru called the Katenwill claims and these claims were approved during the fiscal 2012 year. During the year ended November 30, 2015, the Company allowed the seven concessions comprising the Katenwill Project to lapse.  As a result, acquisition costs totaling $14,584 have been written off during the year ended November 30, 2015.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

11.

EXPLORATION AND EVALUATION ASSETS – cont’d

Peru Properties – cont’d

Ninachay and Wawita Claims

During the 2012 fiscal year, the Company staked one concession located in southern Peru called the Ninachay claim and two concessions in central Peru called the Wawita claims. During the 2014 fiscal year, the Ninachay and Wawita claims were allowed to lapse and acquisition costs totaling $5,484 were written-off during that period.

Mantaro Phosphate Property

By an agreement signed in May 2013, and amended in September 2013, Stonegate Agricom Ltd. (“Stonegate”) granted to the Company the option to acquire a 70% interest in the Mantaro phosphate property located in the Central Peru Mining District, by investing a total of US$25 million over four years in exploration, including permitting and drilling, and including the completion of a feasibility study and an updated NI 43-101 resource calculation.

In order to keep the option in good standing, the Company had 90 days from the signing of the amended agreement to raise a minimum of $1 million (completed November 28, 2013), and by April 30, 2014 to complete metallurgical bench-scale test work of a bulk sample from the property.  Prior to commencing the test work, management of the Company decided in March 2014 to relinquish its option to acquire an interest in the property.

Colombia Properties

The Company had an option to acquire up to a 100% interest in the Luisa Maria phosphate property located in the Department of Boyaca, Colombia, as well as a strategic alliance agreement with the same property owner to potentially acquire additional phosphate concessions by way of application to the mining authority. In September 2014, the Company decided to terminate both of these agreements.  As a result, the Company wrote-off $49,570 in acquisition costs during the 2014 fiscal year.

Mexico Properties

During the year ended November 30, 2015, the Company disposed of its Mexican subsidiaries and as a result, operating and cash flow results regarding the following Mexico properties have been included in discontinued operations.

El Reventon Project

During the 2012 fiscal year, International Northair Mines Ltd. (“Northair”) granted the Company’s Mexican subsidiary, Minera Oro Pacific SA de CV (“MOPSA”), the option to acquire up to an 80% interest in the El Reventon Project. The project comprises 4,430 hectares and is located in the State of Durango, Mexico.

MOPSA could earn a 65% interest in the El Reventon Project by incurring US$2,000,000 in exploration expenditures over three years, including a firm commitment of US$250,000 that was fulfilled during 2012. MOPSA was also required to make cash payments to Northair totalling US$235,000 over two years (of which US$10,000 had been paid). During the 2013 fiscal year, MOPSA paid all underlying obligations of Northair by making a cash payment of US$105,000 which was recorded as an acquisition cost of $106,347. MOPSA could have earned an additional 15% interest by presenting a feasibility study of sufficient quality that would allow Northair to fund its share of the project, plus a cash payment of US$100,000 to Northair.

Effective September 5, 2013, MOPSA terminated its option to acquire an interest in the El Reventon Project, and as a result, the Company wrote-off $116,319 in acquisition costs during the 2013 fiscal year.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

11.

EXPLORATION AND EVALUATION ASSETS – cont’d

Mexico Properties – cont’d

Santa Cruz Property

In September 2011, MOPSA signed an agreement to acquire an interest in the Santa Cruz Project located in the State of Durango, Mexico.  Under the terms of the agreement (the “Option Agreement”), MOPSA had the option to acquire an 80% interest in the property by defining 15Moz of Silver Equivalent resources in the Inferred Category within four years, and by paying the owner of the property within four years a total of US$20 million cash, of which a total of US$100,000 was paid as of November 30, 2013.

MOPSA also paid to the property owner monthly rent for the installations and infrastructure on the property, which payments totalled US$260,000 as of November 30, 2013.

The right to enter into the Option Agreement with the property owner was assigned to MOPSA by a private Mexico company (the “Assignor”) in consideration of cash payments to the Assignor of up to US$915,000, of which US$15,000 was been paid to November 30, 2013. The Company also issued to the Assignor warrants to purchase up to 3.0 million common shares of the Company, exercisable at a price of $0.30 per share for five years.

In May 2013, MOPSA terminated its option to acquire an interest in the Santa Cruz Property, and as a result, the warrants issued to the Assignor were cancelled and the Company wrote-off $146,085 in acquisition costs in the 2013 fiscal year.

During the year ended November 30, 2013, a claim was filed in the Mexican court alleging a breach of contract regarding the Santa Cruz property and seeking compensation of $138,060. Management believed the claim was without merit and disputed the claim. During the year ended November 30, 2014, the Company and the property owner reached a settlement whereby a total of $33,672 (400,000 Mexican pesos) was paid to the property owner and the claim withdrawn. The entire settlement amount of $33,672 was charged to operations during the year ended November 30, 2014.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

12.

EXPLORATION EXPENDITURES

During the year ended November 30, 2015, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
2015	Aurora	Bayovar	General	Total
Assaying	$ -	$ 208,495	$ -	$ 208,495
Community relations	4,450	121,031	-	125,481
Drilling	-	455,000	-	455,000
Geological and other consulting	34,237	2,232,895	3,247	2,270,379
Geological expenses	896	80,359	1,687	82,942
Legal and accounting	45,640	43,592	97	89,329
Licenses, rights and taxes	15,098	50,999	-	66,097
Office and administration	6,256	190,984	3,233	200,473
Salaries	34,299	540,321	7,623	582,243
Travel	27,646	178,203	6,862	212,711
Value added tax	11,596	157,506	3,557	172,659
	180,118	4,259,385	26,306	4,465,809
Write-down of exploration and evaluation asset costs	481,839	-	89,456	571,295
Exploration expenditures	$ 661,957	$ 4,259,385	$ 115,762	$ 5,037,104

During the year ended November 30, 2014, the Company incurred the following exploration expenditures which were expensed as incurred:

	Continuing operations
	Peru				Colombia	Total continuing operations	Discontinued operations
2014	Aurora	Bayovar	Machay	General	Luisa Maria		Mexico
Assaying	$ -	$ 406,529	$ -	$ -	$ 4,679	$ 411,208	$ -
Communications	211	3,598	-	5,621	-	9,430	-
Community relations	6,405	64,679	-	-	-	71,084	-
Drilling	-	583,937	-	-	-	583,937	-
Geological and other consulting	69,305	617,293	-	89,788	-	776,386	12,340
Geological expenses	1,427	28,468	-	2,947	539	33,381	-
Legal and accounting	36,758	21,812	-	3,520	-	62,090	40,213
Licenses, rights and taxes	23,421	41,568	12,178	33,067	19,709	129,943	-
Office and administration	5,017	52,719	-	65,239	130	123,105	38,241
Salaries	17,426	279,973	-	160,307	1,495	459,201	11,976
Travel	32,415	115,653	-	71,445	5,565	225,078	6,499
Value added tax	-	-	-	255,408	-	255,408	-
	192,385	2,216,229	12,178	687,342	32,117	3,140,251	109,269
Write-down of exploration and evaluation assets	-	-	-	123,307	49,570	172,877	-
Exploration expenditures	$ 192,385	$ 2,216,229	$ 12,178	$ 810,649	$ 81,687	$ 3,313,128	$ 109,269

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

12.

EXPLORATION EXPENDITURES – cont’d

During the year ended November 30, 2013, the Company incurred the following exploration expenditures which were expensed as incurred:

	Continuing operations
	Peru				Colombia	Total continuing operations	Discontinued operations
2013	Aurora	Bayovar	Machay	General	Luisa Maria		Mexico
Assaying	$ 4,675	$ 678	$ -	$ 1,853	$ -	$ 7,206	$ 45,025
Communications	2,994	191	10	4,207	-	7,402	-
Community relations	12,091	-	-	-	-	12,091	-
Drilling	-	-	-	-	-	-	135,413
Geophysics	10,096	-	-	-	-	10,096	-
Geological and other consulting	87,301	4,764	151	227,521	-	319,737	215,723
Geological expenses	2,144	823	-	1,360	-	4,327	233,940
Legal and accounting	2,921	19,640	-	12,591	-	35,152	75,579
Licenses, rights and taxes	2,068	-	23,938	25,921	19,000	70,927	13,299
Office and administration	5,006	55	9	47,255	-	52,325	27,960
Salaries	175,396	150	-	267,127	2,271	444,944	149,575
Travel	41,866	6,951	1,232	45,886	1,270	97,205	166,656
Value added tax	-	-	-	58,703	-	58,703	-
	346,558	33,252	25,340	692,424	22,541	1,120,115	1,063,170
Write-down of exploration and evaluation assets	-	-	-	-	-	-	262,404
Exploration expenditures	$ 346,558	$ 33,252	$ 25,340	$ 692,424	$ 22,541	$ 1,120,115	$ 1,325,574

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

13.

TERM DEBT

Sprott Loan

On March 24, 2015, the Company completed a $6,231,500 (US$5.0 million) loan facility from lenders led by Sprott Resource Lending Partnership (the “Lenders”).  $4,985,200 (US$4.0 million) of the loan funds were used to purchase an interest in the Bayovar 12 Project (Note 6). Key terms of the loan are as follows:

i)

the Lenders received a structuring fee of $93,413 (US$75,000) cash, and a drawdown fee of $218,989 (US$175,000) equal to 3.5% of the amount of the loan, paid by the issuance of 1,018,554 common shares;

ii)

the loan has an interest rate of 12% per annum and a maturity date of September 30, 2016;

iii)

security on the loan is provided by a first charge on all assets of the Company’s two Cayman subsidiaries, and its Peru subsidiary, Agrifos Peru S.A.C., which holds the 70% interest in JPQ;

iv)

the loan may be repaid prior to maturity, in full or in part, at the option of the Company, provided a minimum of six months of interest has been paid;

v)

the Company is required to maintain a minimum cash balance of $500,000 and minimum working capital of $250,000 during the term of the loan. For the purpose of the minimum working capital requirement, the outstanding loan amount is excluded from the calculation; and

vi)

the Company agreed to complete within 90 days of the closing of the Loan an equity financing to raise net proceeds of at least US$1.5 million which was to be used to prepay a portion of the Loan. During the year ended November 30, 2015, the Company completed an equity financing (Note 15) and made a repayment of $1,855,500 (US$1,500,000) to the Lenders that was applied entirely against the loan principal.

Transaction costs of $504,949 were incurred, of which $218,989 was the value of 1,018,554 common shares of the Company issued to the Lenders.  Transaction costs have been capitalized against the loan amount and are being amortized to the consolidated statements of loss and comprehensive loss over the term of the loan.

During the year ended November 30, 2015, a total of $419,780 has been paid in interest and as of November 30, 2015, there is no accrued interest on the loan facility. The outstanding principal balance as of November 30, 2015 is $4,666,550 (US$3,500,000).

Amount
Balance, November 30, 2014	$ -
Fair value of Sprott loan at date of issue	6,231,500
Transaction costs - cash	(285,960)
Transaction costs - shares issued	(218,989)
Accretion of transaction costs	224,424
Foreign exchange adjustment	290,550
6,241,525
Less repayment	(1,855,500)
Less current portion of term debt	(4,386,025)
Balance, November 30, 2015	$ -

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

14.

ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to the restoration and rehabilitation of JPQ’s gypsum mining operations. Although the ultimate amount of the asset retirement provision is uncertain, the fair value of this obligation is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

The asset retirement obligation represents the present value of the restoration and rehabilitation costs relating to mining activities that have occurred to date.  Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.  The rehabilitation expenditure is expected to be incurred in various stages up to 2025.

	November 30, 2015	November 30, 2014
Balance, beginning of year	$ -	$ -
Provision acquired from JPQ	112,477	-
Change in liability estimate	31,858	-
Accretion of interest	4,569	-
Foreign exchange adjustment	2,104	-
Balance, end of year	$ 151,008	$ -

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

15.

SHARE CAPITAL AND RESERVES

(a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Year ended November 30, 2015

On November 12, 2015, the Company closed a private placement of 18,672,000 units at $0.125 per unit for gross proceeds of $2,334,000. The Company paid $13,563 cash as finders’ fees in connection with the financing. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for three years at a price of $0.15 and for a further two years at a price of $0.20. Other share issuance costs associated with this financing totalled $17,945. On the date of closing for this private placement, the Company’s share price was less than the unit purchase price, the difference being a residual value allocated to the warrants. As a result, $2,147,280 of the gross proceeds was recorded to share capital and $186,720 to other equity reserve.

On June 3, 2015, the Company closed a private placement of 20,000,000 units at $0.20 per unit for gross proceeds of $4,000,000. The Company paid $126,602 cash as finders’ fees in connection with the financing. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for two years at a price of $0.265. If the closing price of the Company’s shares exceeds $0.40 for a period of ten trading days, the Company may accelerate the expiry of the warrants by giving notice in writing to the holders, and in such case, the share purchase warrants will expire on the 30th day after the date on which such notice is given. Other share issuance costs associated with this financing totalled $78,229.

On March 26, 2015, the Company issued 1,018,554 common shares with a value of $218,989 as a financing fee (Note 13).

Year ended November 30, 2014

On April 14, 2014, the Company closed a private placement of 5,700,000 units at $0.22 per unit for gross proceeds of $1,254,000. The sale proceeds were allocated all to share capital and none to warrants. The Company paid $34,923 cash, 21,000 units and 179,741 warrants as finders’ fees in connection with the financing.  Each unit consists of one common share and one-half of a share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.265. The 179,741 warrants issued as finders’ fees have the same terms as the unit warrants.  The fair value of the 21,000 finders’ fees units was $4,620, based on a value of $0.22 per unit as paid in the private placement, and recorded as share issuance costs. The fair value of the 179,741 finders’ fee warrants was $12,718 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 0.97%, dividend yield of 0%, volatility of 98% and expected life of one year. Other share issuance costs associated with this financing totalled $8,171.

During the current year, 18,365,226 share purchase warrants were exercised for gross proceeds of $3,667,692. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $19,205 from other equity reserve to share capital.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

15.

SHARE CAPITAL AND RESERVES – cont’d

Year ended November 30, 2013

On November 28, 2013, the Company closed a private placement of 12,500,000 units at $0.12 per unit for gross proceeds of $1,500,000. The sale proceeds were allocated all to share capital and none to warrants. The Company paid $17,500 cash, 170,800 units and 316,633 warrants as finders’ fees in connection with the financing.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share exercisable for two years at a price of $0.20. The 316,633 warrants issued as finders’ fees are exercisable for two years at a price of $0.16 per share.  The fair value of the 170,800 finders’ fees units was $20,496, based on a value of $0.12 per unit as paid in the private placement, and recorded as share issuance costs. The fair value of the 316,633 finders’ fee warrants was $14,741 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.09%, dividend yield of 0%, volatility of 87% and expected life of two years. Other share issuance costs associated with this financing totalled $12,939.

(b)

Share Purchase Warrants

The following is a summary of changes in warrants from December 1, 2012 to November 30, 2015:

	Number of warrants	Weighted average exercise price
Balance, December 1, 2012	17,720,845	$0.42
Issued	12,987,433	$0.20
Cancelled	(3,000,000)	$0.30
Expired	(7,626,005)	$0.67
Balance, November 30, 2013	20,082,273	$0.20
Issued	3,040,241	$0.27
Exercised	(18,365,226)	$0.20
Expired	(1,829,547)	$0.20
Balance, November 30, 2014	2,927,741	$0.27
Issued	38,672,000	$0.21
Expired	(190,241)	$0.27
Balance, November 30, 2015	41,409,500	$0.21

As at November 30, 2015, the following warrants were outstanding:

Expiry date	Number of warrants	Exercise price
April 10, 2016(1)	2,737,500	$0.265
June 2, 2017	20,000,000	$0.265
November 11, 2020	18,672,000	$0.150(2)
	41,409,500

(1)  In April 2015, the expiry date for these warrants was extended from April 10, 2015 to April 10, 2016.

(2)  The exercise price for these warrants is $0.15 until November 11, 2018 and then $0.20 until November 11, 2020.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

16.

SHARE-BASED PAYMENTS

Option Plan Details

The Company has a stock option plan that has been ratified and approved by the shareholders of the Company in November 2015 (the “Plan”). The Plan allows the Board of Directors to grant incentive stock options to the Company’s officers, directors, employees and consultants. The exercise price of stock options granted is determined by the Board of Directors at the time of the grant in accordance with the terms of the Plan and the policies of the TSX-V. Options vest on the date of granting unless stated otherwise. Options granted to investor relations consultants vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the year ended November 30, 2015:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Jun 5, 2014	Jun 4, 2016	$0.26	200,000	-	-	(200,000)	-	-
Aug 20, 2015	Aug 19, 2017	$0.21	-	70,000	-	-	70,000	70,000
Jan 15, 2009	Jan 14, 2019	$0.19	720,000	-	-	-	720,000	720,000
Jun 29, 2011	Jun 28, 2021	$0.30	75,000	-	-	-	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	25,000	-	-	-	25,000	25,000
Jun 20, 2012	Jun 19, 2022	$0.21	1,380,000	-	-	(75,000)	1,305,000	1,305,000
Jul 11, 2012	Jul 10, 2022	$0.21	185,000	-	-	-	185,000	185,000
Dec 3, 2012	Dec 2, 2022	$0.22	250,000	-	-	-	250,000	250,000
Dec 18, 2013	Dec 17, 2023	$0.22	2,360,000	-	-	-	2,360,000	2,360,000
Jan 15, 2014	Jan 14, 2024	$0.22	45,000	-	-	-	45,000	45,000
Jun 5, 2014	Jun 4, 2024	$0.26	40,000	-	-	-	40,000	40,000
			5,280,000	70,000	-	(275,000)	5,075,000	5,075,000
Weighted average exercise price			$0.22	$0.21	-	$0.25	$0.21	$0.21

The following is a summary of changes in options for the year ended November 30, 2014:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Jun 5, 2014	Jun 4, 2016	$0.26	-	200,000	-	-	200,000	50,000
Jan 15, 2009	Jan 14, 2019	$0.19	720,000	-	-	-	720,000	720,000
Jun 29, 2011	Jun 28, 2021	$0.30	75,000	-	-	-	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	25,000	-	-	-	25,000	25,000
Jun 20, 2012	Jun 19, 2022	$0.21	1,380,000	-	-	-	1,380,000	1,380,000
Jul 11, 2012	Jul 10, 2022	$0.21	185,000	-	-	-	185,000	185,000
Dec 3, 2012	Dec 2, 2022	$0.22	250,000	-	-	-	250,000	250,000
Dec 18, 2013	Dec 17, 2023	$0.22	-	2,360,000	-	-	2,360,000	2,360,000
Jan 15, 2014	Jan 14, 2024	$0.22	-	45,000	-	-	45,000	45,000
Jun 5, 2014	Jun 4, 2024	$0.26	-	40,000	-	-	40,000	40,000
			2,635,000	2,645,000	-	-	5,280,000	5,130,000
Weighted average exercise price			$0.21	$0.22	-	-	$0.22	$0.21

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

16.

SHARE-BASED PAYMENTS – cont’d

The following is a summary of changes in options for the year ended November 30, 2013:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Jan 15, 2009	Jan 14, 2019	$0.19	740,000	-	-	(20,000)	720,000	720,000
Nov 9, 2009	Nov 8, 2019	$0.90	75,000	-	-	(75,000)	-	-
Jun 29, 2011	Jun 28, 2021	$0.30	125,000	-	-	(50,000)	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	55,000	-	-	(30,000)	25,000	25,000
Jan 17, 2012	Jan 16, 2022	$0.30	200,000	-	-	(200,000)	-	-
Mar 30, 2012	Mar 29, 2022	$0.30	300,000	-	-	(300,000)	-	-
Jun 20, 2012	Jun 19, 2022	$0.21	1,475,000	-	-	(95,000)	1,380,000	1,380,000
Jul 11, 2012	Jul 10, 2022	$0.21	225,000	-	-	(40,000)	185,000	185,000
Dec 3, 2012	Dec 2, 2022	$0.22	-	250,000	-	-	250,000	250,000
			3,195,000	250,000	-	(810,000)	2,635,000	2,635,000
Weighted average exercise price			$0.24	$0.22	-	$0.34	$0.21	$0.21

Fair Value of Options Issued

The weighted average fair value at grant date of options granted during the year ended November 30, 2015 was $0.07 per option (2014: $0.19 per option; 2013: $0.21 per option).

The weighted average remaining contractual life of the options outstanding at November 30, 2015 is 6.74 years (2014: 7.56 years; 2013: 7.63 years).

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services.  If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

16.

SHARE-BASED PAYMENTS – cont’d

The model inputs for options granted during the years ended November 30, 2015, 2014 and 2013 included:

Grant date	Expiry date	Share price at grant date	Exercise price	Risk-free interest rate	Expected life	Volatility factor	Dividend yield
Dec 3, 2012	Dec 2, 2022	$0.17	$0.22	1.28%	5 years	86%	0%
Dec 18, 2013	Dec 17, 2023	$0.22	$0.22	2.68%	10 years	99%	0%
Jan 15, 2014	Jan 14, 2024	$0.21	$0.22	2.57%	10 years	99%	0%
Jun 5, 2014	Jun 4, 2016	$0.26	$0.26	1.05%	2 years	79%	0%
Jun 5, 2014	Jun 4, 2024	$0.26	$0.26	2.36%	10 years	99%	0%
Aug 20, 2015	Aug 19, 2017	$0.21	$0.21	0.39%	2 years	63%	0%

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year ended November 30, 2015 as part of share-based payments expense were $9,135 (2014: $502,316; 2013: $26,823).

As of November 30, 2015 there were no unrecognized compensation costs related to unvested share-based payment awards (November 30, 2014: $4,075; November 30, 2013: $Nil).

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the years ended November 30, 2015, 2014 and 2013.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

17.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended November 30, 2015 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius Gold Inc. (“Radius”)	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel and administrative costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the years ended November 30, 2015, 2014 and 2013, in addition to related party transactions disclosed elsewhere in the consolidated financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	2015	2014	2013
Consulting fees	$ -	$ -	$ 2,000
Office and miscellaneous	45,718	42,229	37,643
Regulatory and stock exchange fees	5,971	3,112	3,904
Rent and utilities	69,276	59,916	49,726
Salaries and benefits	163,055	120,660	124,938
Shareholder communication	23,044	14,182	28,374
Travel and accommodation	34,096	26,781	21,364
	$ 341,160	$ 266,880	$ 267,949

Effective July 1, 2012, Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

The Company reimbursed Radius, a company with common directors and officers, for shared administration, exploration, and capital costs consisting of the following:

	2015	2014	2013
Office and miscellaneous	$ -	$ 1,527	$ -
Exploration expenditures	-	-	31,308
	$ -	$ 1,527	$ 31,308

The cost-sharing arrangement with Radius for most administrative requirements terminated effective June 30, 2012.

c)

During the year ended November 30, 2015, the Company was reimbursed by Medgold, a company with common directors and officers, a total of $11,164 for shared personnel and administrative costs (2014: $18,547; 2013: $Nil).

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

17.

RELATED PARTY TRANSACTIONS – cont’d

Prepaid expenses and deposits as of November 30, 2015 include an amount of $6,186 (November 30, 2014: $808) paid to Gold Group.

Long term deposits as of November 30, 2015 consists of $61,000 (November 30, 2014: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due to related parties as of November 30, 2015 consist of $22,058 (November 30, 2014: $20,122) owing to Gold Group. The amount owing to Gold Group is secured by a deposit and is interest bearing if not paid within a certain period.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2015	2014	2013
Management fees	$ 102,000	$ 117,500	$ 102,000
Geological fees	144,000	144,000	144,000
Salaries and benefits	145,457	120,332	25,907
Share-based payments	-	311,201	-
	$ 391,457	$ 693,033	$ 271,907

There were no share-based payments made to directors not specified as key management personnel during the year ended November 30, 2015 (2014: $9,879; 2013: $ Nil).

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the years ended November 30, 2015, 2014 and 2013.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

18.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	November 30, 2015	November 30, 2014	November 30, 2013
Loss and comprehensive loss from continuing operations	$ (7,170,712)	$ (4,709,443)	$ (1,722,486)

Tax charge/(recovery) based on the statutory rate of 26.00% (2014: 26.00%; 2013: 25.67%)	(1,864,000)	(1, 224,000)	(447,000)
Different tax rates in other jurisdictions	(171,000)	(110,000)	(49,000)
Non-deductible expenses	808,000	318,000	50,000
Effect of reduction in statutory rate	-	-	(64,000)
Impact of JPQ acquisition	(95,000)	-	-
Share issue costs and other	(140,000)	16,000	12,000
Impact of foreign exchange	(96,000)	(100,000)
Changes in unrecognized deferred tax assets	1,558,000	1,100,000	498,000
Total income tax expense relating to continuing operations	$ -	$ -	$ -

Effective December 1, 2014, the British Columbia provincial tax rate and the Canadian Federal corporate tax rate remained at 11% and 15% respectively.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2015 taxation year for the Cayman Islands, 30.0% for Mexico, 30.0% for Peru and 25.0% for Panama.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	November 30, 2015	November 30, 2014
Loss carry forwards	$ 1,770,000	$ 1,420,000
Capital losses	553,000	553,000
Un-deducted financing costs	168,000	20,000
Property and equipment and other	34,000	23,000
Exploration and evaluation assets	2,719,000	1,670,000
Unrecognized deferred tax assets	(5,244,000)	(3,686,000)
Deferred tax assets	$ -	$ -

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

18.

INCOME TAXES – cont’d

Deferred tax liability consists of:

	November 30, 2015	November 30, 2014	November 30, 2013

Mineral interest and E&E assets in JPQ	$ (3,376,710)	$ -	$ -
Total	$ (3,376,710)	$ -	$ -

As at November 30, 2015, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years.

Non-capital Canadian tax losses expiring as follows:

Year of expiry	Taxable losses
2026	$ 84,000
2027	63,000
2028	77,000
2029	545,000
2030	697,000
2031	655,000
2032	881,000
2033	730,000
2034	921,000
2035	275,000
Total	$ 4,928,000

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

19.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada and Peru.

Details of identifiable assets by geographic segments are as follows:

	Continuing operations
Year ended November 30, 2015	Canada	Peru	Colombia	Total continuing operations	Discontinued operations
Exploration expenditures and exploration and evaluation assets written off	$ -	$ 5,037,104	$ -	$ 5,037,104	$ -
Amortization	3,899	14,160	-	18,059	4,657
Interest and other income	2,540	-	-	2,540	-
Net income (loss)	(2,005,532)	(5,165,180)	-	(7,170,712)	83,837
Capital expenditures*	-	5,109,321	-	5,109,321	-

	Continuing operations
Year ended November 30, 2014	Canada	Peru	Colombia	Total continuing operations	Discontinued operations
Exploration expenditures and exploration and evaluation assets written off	$ -	$ 3,231,441	$ 81,687	$ 3,313,128	$ 109,269
Amortization	4,503	10,652	-	15,155	2,823
Interest and other income	3,564	-	-	3,564	-
Net income (loss)	(974,115)	(3,653,641)	(81,687)	(4,709,443)	(405,326)
Capital expenditures*	-	1,318,484	-	1,318,484	-

	Continuing operations
Year ended November 30, 2013	Canada	Peru	Colombia	Total continuing operations	Discontinued operations
Exploration expenditures and exploration and evaluation assets written off	$ -	$ 1,097,574	$ 22,541	$ 1,120,115	$ 1,325,574
Amortization	5,363	10,677	-	16,040	7,534
Interest and other income	1,412	-	-	1,412	-
Net income (loss)	(368,941)	(1,331,004)	(22,541)	(1,722,486)	(1,443,745)
Capital expenditures*	-	104,819	-	104,819	134,940

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

19.

SEGMENTED INFORMATION – cont’d

As at November 30, 2015	Canada	Peru	Colombia	Total
Total current assets	$ 1,998,260	$ 300,530	$ -	$ 2,298,790
Total non-current assets	74,239	10,536,691	-	10,610,930
Total assets	$ 2,072,499	$ 10,837,221	$ -	$ 12,909,720
Total current liabilities	$ 5,501,254	$ 111,090	$ -	$ 5,612,344
Total non-current liabilities	-	3,527,718	-	3,527,718
Total liabilities	$ 5,501,254	$ 3,638,808	$ -	$ 9,140,062

Continuing operations
As at November 30, 2014	Canada	Peru	Colombia	Total continuing operations	Discontinued operations
Total current assets	$ 650,004	$ 88,006	$ -	$ 738,010	$ 16,260
Total non-current assets	78,139	1,595,336	-	1,673,475	4,657
Total assets	$ 728,143	$ 1,683,342	$ -	$ 2,411,485	$ 20,917
Total current liabilities	$ 244,450	$ 67,375	$ -	$ 311,825	$ 6,349

20.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended November 30, 2015, cash paid for loan interest totaled $419,780 (2014: $Nil; 2013: $Nil).

During the years ended November 30, 2015, 2014 and 2013, no cash was paid for income taxes.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended November 30, 2015, the Company completed the following non-cash transactions:

a)

Issued 1,018,554 common shares with a value of $218,989 as a financing fee.

During the year ended November 30, 2014, the Company completed the following non-cash transactions:

a)

Issued 21,000 units, consisting of 21,000 common shares and 10,500 share purchase warrants at $0.22 per unit, with a value of $4,620 for private placement finders’ fees; and

b)

Issued 179,741 share purchase warrants with a value of $12,718 for private placement finders’ fees.

During the year ended November 30, 2013, the Company completed the following non-cash transactions:

a)

Issued 170,800 units, consisting of 170,800 common shares and 170,800 share purchase warrants at $0.12 per unit, with a value of $20,496 for private placement finders’ fees; and

b)

Issued 316,633 share purchase warrants with a value of $14,741 for private placement finders’ fees.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

21.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk;

•

Credit Risk; and

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at November 30, 2015, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Canada, Peru, and former operations in Mexico. The Company monitors this exposure, but has no hedge positions.

As at November 30, 2015 and 2014, the Company was exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	2015			2014
	Peruvian Soles	Mexican Pesos	US Dollars	Peru Soles	Mexican Pesos	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 204,552	$ -	$ 94,782	$ 3,895	$ 2,987	$ 71,864
Taxes receivable	64,336	-	-	-	-	-
Other receivables	1,102	-	-	933	3,328	-
Current liabilities	(111,093)	-	(5,604,601)	(67,375)	(6,349)	(123,230)
	$ 158,897	$ -	$(5,509,819)	$ (62,547)	$ (34)	$ (51,366)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

21.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – cont’d

Foreign Currency Risk – cont’d

Based on the above net exposures at November 30, 2015, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $535,100 (2014: $11,400) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its term debt and cash. As the Company’s cash is currently held in an interest bearing bank account and the Company’s term debt is subject to a fixed interest rate, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At November 30, 2015, the Company had a working capital deficiency of $3,313,554 (November 30, 2014: working capital of $436,096) available to apply against short-term business requirements. All of the Company’s financial liabilities as of November 30, 2015, other than the Sprott loan, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The statement of financial position carrying amounts for cash, receivables, accounts payables and accrued liabilities, due to related parties, and current portion of term debt approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between Levels in the period.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2015

(Expressed in Canadian Dollars)

22.

CAPITAL MANAGEMENT

The Company monitors its cash, Sprott loan debt, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were changes in the Company's approach to capital management during the year ended November 30, 2015 as the Company is subject to externally imposed capital requirements per the Sprott Loan (Note 13).  As at November 30, 2015, the Company was in compliance with the Sprott Loan capital requirements. The Company’s investment policy is to hold cash in interest bearing bank accounts and/or highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs, settle its debt obligations, and fund its proposed exploration programs through the next twelve months. As such, the Company will need to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property acquisition and exploration activity. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

23.

CONTINGENT LIABILITY

In 2014, JPQ entered into an agreement with Fosfatos Del Pacifico, S.A. (“Fospac”) to grant Fospac the right of easement on a strip of land located on the Bayovar 12 Project. The easement is valid from June 10, 2014 until May 7, 2039.

As consideration, Fospac paid 1,800,000 Soles in 2014. Pursuant to the agreement, if JPQ returns or loses the concession or surface rights to the Bayovar 12 Project within the first five years of the agreement, JPQ must refund Fospac 80% of the consideration and within the fifth and tenth year, refund 50% of the consideration.  There is no refund obligation after the tenth year.

