Form 20-F
period 2016-11-30
Focus Ventures Ltd.
filed 2017-04-17
CIK 1471603

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2016

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

Gordon Tainton, President

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:           132,239,110 Common Shares, no par value.

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

Yes         No     X

- ii -

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

- iii -

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

- iv -

- v -

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

- vi -

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

- vii -

PART I

Item 1 - Identity of Directors, Senior Management and Advisers.

A.

Directors and Senior Management.

Not applicable.

B.

Advisers.

Not applicable.

C.

Auditors.

Not applicable.

Item 2  -  Offer Statistics and Expected Timetable.

Not applicable.

Item 3  -  Key Information.

A.

Selected Financial Data.

The following table sets forth selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the fiscal years ended November 30, 2016, 2015, 2014, 2013 and 2012.  The Company’s consolidated financial statements as at November 30, 2016 and 2015 and for the years ended November 30, 2016, 2015 and 2014 (the “Financial Statements”) have been audited by BDO Canada LLP (“BDO”), Chartered Professional Accountants, and are reported in Canadian dollars.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects”, and in conjunction with the Financial Statements and the Notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on November 30 of each year.

The following are summaries of certain selected financial information as at and for the fiscal years ended November 30, 2016, 2015, 2014, 2013 and 2012.

- 1 -

	11/30/16 ($)	11/30/15 ($)	11/30/14 ($)	11/30/13 ($)	11/30/12 ($)
Working Capital (Deficiency)	(5,426,699)	(3,313,554)	436,096	1,296,628	2,960,911
Exploration and Evaluation Assets (Mineral Properties)	9,714,445	9,472,448	1,541,532	438,378	470,196
Mineral Interest	-	587,564	-	-	-
Deferred Income Tax Liability	3,263,000	3,376,710	-	-	-
Shareholders’ (Deficit) Equity Attributed to Shareholders of the Company	(1,185,518)	1,356,834	2,114,228	1,848,083	3,517,930
Total Assets	11,174,927	12,909,720	2,432,402	2,136,903	3,755,669

Revenue	-	-	-	-	-
Loss Attributed to Shareholders of the Company	(3,784,767)	(7,083,179)	(5,114,769)	(3,166,231)	(136,908)
Loss Per Share – basic and diluted	(0.03)	(0.08)	(0.08)	(0.08)	(0.00)
Dividends Per Share	-	-	-	-	-
Weighted Average Number of Shares	123,478,970	88,348,674	64,595,292	40,182,403	36,973,919

Exchange Rate Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; and references to “US$” refer to United States dollars.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per United States dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended November 30.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on April 7, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = CDN$1.3396.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended March 31, 2017	1.3504	1.3278
Month ended February 28, 2017	1.3247	1.3003
Month ended January 31, 2017	1.3437	1.3030
Month ended December 31, 2016	1.3555	1.3119
Month ended November 30, 2016	1.3581	1.3335
Month ended October 31, 2016	1.3403	1.3105

Average
Fiscal year ended November 30, 2016	1.3264
Fiscal year ended November 30, 2015	1.2720
Fiscal year ended November 30, 2014	1.1003
Fiscal year ended November 30, 2013	1.0290
Fiscal year ended November 30, 2012	1.0010

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

The Company currently has not achieved profitable operations and has accumulated losses of $37,497,070 from inception to November 30, 2016.  There is no guarantee that any of the Company’s properties will obtain profitable production in the near future, if at all, and the Company expects continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis.  The Company will periodically have to raise additional financing, either through equity or debt, in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  The Company’s ability to continue as a going concern is thus substantially in doubt and is dependent upon, among other things, the Company establishing mineral reserves on its property and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis.

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

While there is a small-scale gypsum operation on the Bayovar 12 Project, there is no production of phosphate.  During the year ended November 30, 2016, control of the gypsum operations was transferred to the Company pursuant to the terms of its acquisition of the JPQ Interest; however, this operation does not currently generate a profit (see Item 4.D, “Information on the Company – Property, Plants and Equipment – Material Property – Bayovar 12 Project – Acquisition Terms”.

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

Management of the Company has experience in the exploration and development of mineral properties.  The Company has also previously relied on, and may continue to rely on, consultants and others for its exploration and operating expertise.  Even with such expertise, the exploration, development and operation of a mine or mine property are inherently dangerous and involve many risks that experience, knowledge and careful evaluation may not be able to overcome, including:

- 5 -

•

unusual or unexpected geological formations;

•

metallurgical and other processing problems;

•

metal losses;

•

environmental hazards;

•

power outages;

•

labour disruptions;

•

industrial accidents;

•

periodic interruptions due to inclement or hazardous weather conditions;

•

flooding, explosions, fire, rockbursts, cave-ins and landslides;

•

mechanical equipment and facility performance problems;

•

avalanches; and

•

the availability of materials and equipment.

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

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: Simon Ridgway, Chairman, Chief Executive Officer and a director of the Company; Kevin Bales, Chief Financial Officer; and Gordon Tainton, President and a director of the Company.  Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all.  The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

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

Recent History

In 2012 and 2013, the Company acquired interests in the Aurora porphyry copper-molybdenum property and several phosphate concessions in Peru.  After completing exploration programs on each of its gold/silver properties in Mexico, the Company relinquished all interests in its Mexican properties in 2013.  In late 2013, the Company acquired an option to acquire a 70% interest in the Bayovar 12 phosphate project located in Peru (the “Bayovar 12 Project”).

In late 2014, the Company relinquished its property option agreements in Colombia and terminated an option agreement involving a portion of a phosphate project in Peru.  In October 2014, the Company released a NI 43-101 compliant resource estimate report on the Bayovar 12 Project.

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

•

the Lenders received a structuring fee of US$75,000 ($93,413) cash, and a drawdown fee equal to 3.5% of the amount drawn paid by the issuance of 1,018,554 Common Shares to the Lenders; and

•

the Company completed within 90 days of the closing of the Loan an equity financing to raise net proceeds of at least US$1,500,000 ($1,855,500) which was to be used  to prepay a portion of the Loan.

Pursuant to a First Amendment to Credit Agreement dated July 14, 2016 (the “Credit Amending Agreement”) with the Lenders, the Company arranged to extend the Loan so that it will mature on September 30, 2019.  In consideration for the loan extension, the Company paid an amendment fee to the Lenders by way of the issuance of 2,740,340 common shares of the Company at a deemed price of $0.10 per share.  The extension agreement also calls for anniversary payments to the Lenders equal to 6% of the amount of the loan principal outstanding at the time, payable in cash or common shares at the election of the Company.

In order to provide the Company with additional funds for ongoing operations, the Company entered into an agreement (the “Royalty Sale Agreement”) dated April 15, 2015 whereby it sold to a subsidiary of Radius Gold Inc. (“Radius”) for US$1,000,000 ($1,227,552) a royalty on future phosphate production from the Bayovar 12 Project equal to 2% of the Company’s 70% interest in the Bayovar 12 Project. If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.  Pursuant to the terms of the Royalty Sale Agreement, the Company had the right until April 15, 2016 to buy back one-half of the royalty for US$1,000,000; this buy back right expired unexercised.  The Company and Radius have two common directors.

In the latter half of 2015, the Company decided to let lapse all of its 100% held concessions, and options to acquire concessions, in Peru which did not form part of the Bayovar 12 Project.  In June 2015, the Company completed a private placement financing to raise gross proceeds of $4,000,000, of which US$1,500,000 ($1,855,500) was used to make the required prepayment of the Loan, as described above.  In August 2015, the Company released an updated NI 43-101 compliant resource estimate report on the Bayovar 12 Project.  In November 2015, the Company completed a private placement financing to raise gross proceeds of $2,334,000.  These funds were allocated for continued development of the Company’s Bayovar 12 Project.

In December 2015, the Company filed a pre-feasibility study on the Bayovar 12 Project, and an amendment of that study in April 2016.  An updated pre-feasibility study on the Bayovar 12 Project was completed by the Company in June 2016.

On March 23, 2017, the Company completed a private placement financing to raise gross proceeds of $5,000,000. Proceeds from this private placement are intended to be spent on engineering and marketing of the Bayovar 12 Project and for general working capital purposes, including a repayment of US$500,000 towards the Sprott Loan principal and settling other current liabilities.

See Item 4.D, “Information on the Company – Property, Plants and Equipment”, below for further information on the Company’s properties and for a description of the legal framework for conducting mining in Peru, including royalties, taxes and environmental regulations.

B.

Business Overview.

The Company is engaged in the exploration and development of quality phosphate projects in Latin America, where the Company believes the discovery and advancement of new deposits is becoming increasingly important given the growing demand and limited supply of phosphate for fertilizer production.  The Company presently owns a 70% interest in the Bayovar 12 Project.  The Company considers the Bayovar 12 Project to be its only material property and the Company is currently focusing its resources on development of this project.

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

Property Acquisitions

The Company has capitalized the following acquisition costs on its exploration and evaluation assets and mineral interest as at and during the past three fiscal years:

	Exploration and Evaluation Assets
	Peru	Colombia	Total	Mineral Interest
Balance, November 30, 2013	$ 388,808	$ 49,570	$ 438,378	$ -
Acquisition costs - cash	1,276,031	-	1,276,031	-
Write-off of exploration and evaluation assets	(123,307)	(49,570)	(172,877)	-
Balance, November 30, 2014	1,541,532	-	1,541,532	-
Acquisition costs – cash	122,747	-	122,747
Exploration and evaluation assets acquired through business combination	9,607,016	-	9,607,016	555,706
Write-off of exploration and evaluation assets	(571,295)	-	(571,295)
Recovery of exploration and evaluation assets costs	(1,227,552)	-	(1,227,552)
Asset retirement obligation adjustment	-	-	-	31,858
Balance, November 30, 2015	9,472,448	-	9,472,448	587,564
Currency translation adjustment	241,997	-	241,997
Asset retirement obligation adjustment	-	-	-	(33,830)
Amortization for the year	-	-	-	(22,521)
Impairment charge	-	-	-	(531,213)
Balance, November 30, 2016	$9,714,445	$ -	$9,714,445	$ -

Current Plans

The Company’s activities are currently focused on advancing the Bayovar 12 Project.  Management’s plan of operations for the coming 12 months is to conduct engineering and marketing of the Bayovar 12 Project.

As a result of the completion of an equity financing in March 2017, the Company expects that it has sufficient working capital to sustain the Company’s planned activities over the next 12 months.  See Item 5, “Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Outlook” for more detailed information.

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
Eten
Saña
Pacific Ocean
National Geographic, Esri, DeLorme, NAVTEQ, UNEP-WCMC, USGS, NASA, ESA, METI, NRCAN, GEBCO, NOAA, iPC
374964
424964
474964
524964
574964
624964
674964

The Company is responsible for keeping the Bayovar 12 Project concession in good standing by paying taxes of US$37,725 in June of each year.  The Peruvian government owns the surface lands comprising the Bayovar 12 Project, and the Company makes minimum annual royalty and surface lease payments to the government and local community totalling US$104,640 (based on minimum annual production requirement of 80,000 tonnes of gypsum).

To February 28, 2017, the Company has incurred approximately US$12.0 million in acquisition, concession maintenance, exploration and development costs on the Bayovar 12 Project.

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

The purchase of the JPQ Interest was completed on March 26, 2015, and the Company delivered the PFS to the Vendors prior to the December 31, 2015 deadline.  The transfer from JPQ of the Vendors’ port activities and assets and all related licenses and permissions was completed in 2016 and accordingly, control of the gypsum operations was transferred to the Company.

Royalty Sale

In order to provide the Company with additional funds for ongoing operations, the Company entered into the Royalty Sale Agreement whereby it has sold to a subsidiary of Radius for US$1.0 million a royalty on future phosphate production from the Bayovar 12 Project equal to 2% of the Company’s 70% interest in the Bayovar 12 Project.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.  Pursuant to the terms of the Royalty Sale Agreement, the Company had the right until April 15, 2016 to buy back one-half of the royalty for US$1.0 million; this buy back right expired unexercised.  The Company and Radius have two common directors.

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

In January 2016, the Company announced the results of its independent NI 43-101 prefeasibility study (the “PFS”) on its Bayovar 12 Project.  The Company subsequently engaged a third party mining consultancy to undertake an independent review of the study’s mine plan and production schedule, with a goal of optimizing the project economics.  In June 2016, the PFS was updated to reflect the results of the optimizing studies.

The Updated PFS includes the following key changes-in-scope over the earlier pre-feasibility study:

•

one large processing plant instead of the staged commissioning of two smaller ones.

•

owner-operated instead of contractor-operated overburden stripping.

•

doubling of pre-production overburden stripping.

•

a simplified mine plan and production schedule.

•

larger and more efficient loading and hauling equipment.

•

a more logical and staged buildout of the tailings storage facility.

These changes-in-scope increased capital cost, decreased operating cost and in turn significantly improved the financial performance of the project including payback in 3.9 years and an after-tax net present value7.5 of $458 million.  Detailed highlights and a comparison of the Updated PFS results with the earlier study are set out in the following table:

Life-of-Mine Highlights and Comparison with PFS

Item	Updated PFS	PFS	Variance %

Financial Model
After-Tax NPV7.5, $M	457.7	252.9	+ 81.2
IRR, %	26.3	17.2	+ 53.5
Payback, years	3.9	6.6	- 40.9
Capital Cost, $M	167.7	127.3	+ 31.7
Sustaining Capital, $M	193.6	230.3	- 15.9
Undiscounted Cash Flow, $M	1,150.9	846.9	+ 35.9
Product Price Deck, $/t	$145/$185	$145/$185	-
Open Pit Mine
Life, years	20	20	-
Waste, Mt	422.5	367.6	+ 14.6
Ore, Mt	58.8	52.3	+ 12.4
Waste/Ore	7.2	7.1	-
Pre-Production Waste, Mt	23.9	12.4	+ 92.7
Cash Cost Ore, $/t mined	13.92	19.51	- 24.7
Cash Cost Product, $/t	39.72	52.28	- 24.7
Process Plant
Tonnage Processed, M	58.8	52.3	+ 12.4
Tonnage Product, M	20.8	18.5	+ 12.4
Tonnage Product Years 1-5, M	4.75	3.50	+ 35.7
Cash Cost Product, $/t	8.01	10.49	- 23.6
Total Project
Cash Cost Product, $/t	60.20	75.44	- 20.2
Cash Margin Product, $/t	104.80	89.56	+ 17.1

The following information is from the technical report (the “Updated PFS”) entitled “Bayovar 12 Phosphate Project, NI 43-101 Updated Pre-Feasibility Study, Department of Piura, Peru” dated effective May 11, 2016, prepared by Conrad E. Huss, Jerry DeWolfe, Tom Drielick, Glenn Gruber, Edward Minnes and Herb Welhener.  The full text of the Updated PFS is available for viewing on SEDAR at www.sedar.com and on EDGAR at https://www.sec.gov/edgar.shtml, and is incorporated by reference in this Annual Report.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the PFS.

See “Cautionary Note to United States Investors” herein stating that the technical information contained herein, including the use of the terms “resources” and “reserves”, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Summary

The Bayovar 12 project, located within the Sechura basin in northern Peru, hosts a major deposit of what is considered to be the most reactive sedimentary phosphate rock in the world (Reactive Phosphate Rock or “RPR”). The project’s relatively simple mine plan and flow sheet will produce a natural phosphate fertilizer that is suitable for use as direct application phosphate rock (DAPR) that can be applied directly to many soils without the need for conventional acid pre-treatment of the rock or the addition of other manufactured chemical compounds. Sechura RPR, due to its high reactivity, can outperform more expensive and non-organic single and triple-superphosphate fertilizers when used in tropical soil and climatic conditions.

The Project has been investigated here as an open pit mine and beneficiation plant to produce 24% P2O5 and 28% P2O5 DAPR products for local and international markets that will be suitable for organic certification. The results of this updated prefeasibility study indicate that phosphate resources contained on the Bayovar 12 concession are both technically and commercially feasible to produce and ship these DAPR products in both the near and long-term development of the concession.

Property Description and Ownership

The Bayovar 12 concession is located in the Province of Sechura, Department of Piura in northwestern Peru. The property is located approximately 950 km north of the Peruvian capital, Lima, 65 km south of the town of Sechura and 90 km southwest of Piura. The concession is approximately 40 km east of the fishing village of Puerto Rico, which is situated on the southern margin of Sechura Bay on the Pacific coast of Peru.

The Bayovar 12 concession is located approximately 15 km northeast of Vale’s operating Miski Mayo Phosphate Mine and directly east of the Fosfatos del Pacifico (FOSPAC) phosphate reserve area.

The concession is connected by sealed road to tidewater and the JPQ marine port facilities 40 km to the west, which is owned by Focus’s Peruvian partners, Trabajos Maritimos S.A. and Inca Terminals and Mining Inc who are marine transport and service providers. The marine port facility is used by JPQ principally for the export of gypsum currently mined from the Bayovar 12 Concession and for phosphate rock produced locally from adjacent concessions. The JPQ port terminal was previously used to export phosphate rock extracted from the Bayovar Mine, prior to its acquisition by Vale.

Mineral Tenure

Juan Paolo Quay S.A.C (JPQ) is the title holder of the Bayovar 12 mining concession. On March 26, 2015, Focus (via Peruvian subsidiary Agrifos) acquired an outright 70% interest in the issued share capital of JPQ, by paying $4 million cash to the owners of JPQ. The remaining 30% interest in JPQ is owned by Trabajos Maritimos S.A. and Inca Terminals and Mining Inc., subsidiaries of Grupo Romero (Peru) and Mamut Andino C.A. (Ecuador), respectively.

The Bayovar 12 Concession comprises 12,575 hectares and was acquired by JPQ in 2007 under a contract with state company Activos Mineros S.A.C. for the exploitation of gypsum rock by open pit methods from the claim.

Geology and Mineralization

The Bayovar-Sechura Phosphate Deposit occurs in the Sechura Basin, a shallow north trending basin situated in northwestern Peru. The basin is filled by a thick sequence of interlayered marine sediments including phosphorite, diatomite, sandstone, shale and volcanic tuff, ranging in age from Eocene (56.0 to 33.90 Ma) at the base to Pliocence (5.33 to 2.58 Ma) in the upper basin.

The phosphate bearing units occur in the upper 135 to 215 m of the Miocene (23.22 to 5.33 Ma) strata in the basin, within the Zapallal Formation. The phosphorite beds are comprised primarily of massively bedded phosphate pellets with lesser grains and fragments of diatoms, volcanic glass; evaporate salts; quartz; feldspar; sponge fragments; gypsum, mica flakes and organic matter. The phosphate is marine in origin and is generally in the form of the mineral francolite, a fluorhydroxycarbonate apatite.

The apatite is generally in the form of individual pellets although agglomerations of pellets, oolites, laminae, nodules and fragments of teeth, bones or shells are also present. The pellet grain size ranges from 0.4 to 2.0 mm in diameter, with larger pellets occurring in the phosphorite beds while finer grained pellets occur in the diatomite.

The diatomite ranges in color from white to brown to olive green. The diatomite generally has high porosity, often on the order of 90%; as a result of this and its resistance to compaction, the specific gravity is very low, typically the wet density is around 1.5.

The Zapallal Formation stratigraphy dips gently to the east within the Bayovar 12 Concession. No faulting or folding was identified within the concession.

Focus has intercepted 16 distinct and correlatable phosphorite beds (identified as PH01 through PH16) across the concession. Focus and Golder have interpreted the upper 13 phosphorite beds (PH01 to PH13) as Diana ore zone beds that have been modeled as mineral resources. The phosphorite beds range in thickness from 0.31 meters to 1.76 meters. The individual phosphorite beds exhibit relatively uniform thickness and P2O5 grade profiles across the concession; however, there is a pronounced zonation of P2O5 grades in both the phosphorite and diatomite beds that effectively divides the Diana ore zone into an Upper Diana ore zone and Lower Diana ore zone.

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

The Phase 2 drilling expanded the nominal 800 by 800 m spaced drilling grid towards the east of the Phase 1 drilling, while also including some closer 400 by 400 m spaced drilling to allow for evaluation of shorter range thickness and grade variability. As of the effective date of this technical report, a significant portion (approximately 65%) of the concession remained undrilled.

Development and Operations

As of the effective date of the Updated PFS there has been no phosphate development work undertaken on the Bayovar 12 Concession.

Mining activity on the Bayovar 12 Concession property is limited to small scale surface mining of quaternary age gypsum that occurs at surface on the low ground immediately east of the Tablazo. The gypsum mining operation is carried out by JPQ, using a dozer to push the gypsum into piles that are then loaded on to a small road haul truck using an excavator. The gypsum is then transported by truck to the JPQ port facility on Sechura bay where it is stockpiled prior to loading onto ships.

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

Metallurgy Conclusions

The testing of individual phosphorite layers established a robust process for production of a 29% P2O5 concentrate suitable for the manufacture of phosphoric acid. Preliminary analysis indicated that the estimated capital and operating costs of a mine and plant for producing export quality phosphate concentrate suitable for manufacturing phosphoric acid were greater than for a scaled-down operation producing DAPR. The data from the same test work were used to establish a simpler flowsheet for producing 24% P2O5 DAPR (Mode !) and 28% P2O5 DAPR (Mode B).

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

 Mining Model Development

Criteria for Determination of ROM Phosphorite

ROM mining surfaces were created to account for anticipated 7.5-centimetre roof and 7.5-centimetre floor dilution gain where the phosphorite capa was greater than the minimum mineable thickness of 30 centimetres. These assumed dilution and mining loss factors are based on extracting the phosphorite with surface miners to recover the entire thickness of the capas to calculate ROM tonnages. ROM quality surfaces were also developed to account for the dilution gains using the quality data from the geological resource model.

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

IMC started with the Golder pit design and expanded the design as needed to develop the updated 20 year Mineral Reserve. Pit boundary assessments were completed by IMC over a range of unit revenue values for phosphate concentrate (i.e., saleable product), with unit costs for mining, processing, general and administration, production transportation, etc. to assure the robustness of the modified pit design.

The design criteria for the final pit configuration are shown in the table below.

Table I-1: Summary of Mine Design Parameters

Description	Value
Pit Wall inter-ramp slope angle	20 degrees above -30 elevation; 26 degrees below
Bench Height	5m, double benched to 10m
Bench face design angle	30 degrees above -30 elevation; 35 degrees below
Bench dig face angle	~65 degrees
Pit Haul roads	25m wide, 8% maximum grade
Minimum mineable thickness	30 cm
Mining roof dilution gain	7.5 cm
Mining floor dilution gain	7.5 cm
Mining Recovery	100%
Pit Buffer from Bayovar Road	180 m
Target Average Product Grade	Product A (24+% P2O5 ) and Product B (28+%)

[1]For a complete discussion of the geotechnical units in the Bayovar 12 Project, please refer to Golder’s geotechnical report “Focus Ventures Bayovar 12 Pre-Feasibility Report – Open Pit Design Recommendations”

 Mineral Reserve Estimation Statement

The Phosphate Reserves expressed as mined phosphorite tonnes and phosphate concentrate (product) are shown in following table. The Mineral Reserve Estimate is based on a minimum capa thickness of 30 centimetres.

Proven and Probable Reserves Expressed as ROM Mined Phosphorite

Capa	Proven Reserves	Probable Reserves	Total Reserves	P2O5 (%)
	Million Tonnes (dry)
PH01	1.28	4.00	5.28	12.33
PH02	2.42	7.57	10.00	11.15
PH03	1.25	4.02	5.26	17.52
PH04	0.73	1.03	1.76	13.59
PH05	0.00	0.26	0.26	10.01
PH06	1.65	4.76	6.41	13.63
PH07	0.58	2.88	3.46	10.27
PH08	0.70	1.49	2.19	10.69
PH09	1.15	3.29	4.43	12.39
PH10	0.08	1.43	1.51	10.46
PH11	0.82	2.87	3.69	12.85
PH12	1.22	3.80	5.03	13.93
PH13	2.47	7.03	9.50	13.73
Total	14.35	44.42	58.77	12.93

For the Bayovar 12 Phosphate Deposit 20-year LOM plan, the total estimated Proven and Probable ROM Reserves are 58.7Mt (dry basis) with an average ROM P2O5 grade 12.93%. Total phosphate concentrate (product) tonnes after beneficiation are estimated to be 20.70 Mt (dry basis) with an average product P2O5 grade of 26.24%. The overall ROM strip ratio (SR) is estimated to be 7.19 dry tonnes of waste per dry tonne of ROM phosphorite. The overall product SR is estimated to be 20.4 Mt (dry) of waste per tonne of phosphate concentrate, requiring the removal of approximately 422.5 Mt of waste over the life of the mine.

See “Cautionary Note to United States Investors” herein stating that the technical information contained herein, including the use of the terms “resources” and “reserves”, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Potential for Future Reserve Expansion

The Mineral Reserves Estimate is based solely on the 20-year mine plan open-pit design with highwall laybacks and a target production rate of 1.0 M tonnes (dry) of phosphate concentrate per year. Although Mineral Resources exist outside the 20 year mine plan pit, the mine schedule and Mineral Reserves were limited to the 20 year pit shell.

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

For the 1.0 Mtpy mine production plan, overburden will be stripped by Focus personnel. Overburden excavation will advance ahead of the phosphorite extraction in 5-m height production benches. Interburden will be stripped and removed with a front-end loader, or when the interburden is too thin, a dozer or surface miner.

To minimize mining dilution while maximizing recovery and production capabilities, the phosphorite will be mined with GPS controlled surface miners.

The mine plan maximizes the number of available production faces for the various capas throughout the plan life in order to accommodate blended plant feed requirements. Production equipment is included in the plan to source ore from multiple capas and maintain the blend and feed tonnage to the plant. The ROM stockpile has been designed as “fingers” to enable separation of individual or similar capas to provide feed for both mineral concentrates, which require slightly different ore characteristics.

The data from the test work were used to develop a flowsheet for producing 24% and 28% DAPR phosphate concentrate. Both mineral concentrates include scrubbing, attrition, and desliming to reach the required P2O5 concentrate grade. Capas were assigned to a plant operation mode using the majority process required to reach an acceptable concentrate P2O5 quality of 24% and or 28%. Mode A operation will produce a 24% P2O5 DAPR product through tertiary desliming at 53μm and Mode B operation will produce 28% DAPR) by coarsening the tertiary desliming at 105μm to reject lower grade near size material.

Optimization was conducted on Measured and Indicated Resources only; Inferred Resources were treated as waste. To prevent the optimized pits from entering into undesired areas a 180-metre offset buffer zone were established from the Bayovar road.

Mine waste will be used to construct the TSF containment embankment. The Phase 1 TSF embankment (constructed during pre-production) will require approximately, 2.6 Mm3 of material placed in engineered lifts to 95% compaction. The Phase 2 embankment will require 3.3 Mm3 of engineered material and construction will need to be completed during years 4 through 6.

The external waste dumps have been designed to store up to 134 M bcm of waste rock with the volume required calculated using a 20% swell factor. Backfilled waste within the open pit will accommodate 371 M bcm, also using a 20% swell factor for volume calculations.

Maximum in-pit backfill (IB) volumes were determined for each year by offsetting the pit toe 150 m and building lifts in 10 m increments until the facility crest intersected original topography.  Mine haul road will require upgrading with crushed aggregate to support the weight of the haul trucks given the low bearing capacity of the road surfaces.

Primary mine fleet requirements will include a maximum of two 1000 tph surface miners, four 31 cubic metre FEL, four track dozers, thirty seven 90-tonne haul trucks with 110 cubic metre coal beds, graders, compactors, water trucks, and other ancillary mining equipment.

 Recovery Methods

The phosphate beneficiation plant processes mined phosphate ore to produce phosphate concentrate. The ore is mined from thirteen phosphate-rich capas. A single plant will beneficiate the Bayovar 12 ore. Mode A will produce on average 500,000 dry mtpy of DAPR concentrate annually with a target grade of 24% P2O5. Mode B will produce 500,000 dry mtpy of DAPR with a target grade of 28% P2O5. The beneficiation process consists of desliming, dewatering to 15% moisture and drying to 4% moisture using unit operations including drum washing, size classification, attrition scrubbing, hydraulic classification, filtering, and fluid bed drying. The process uses seawater throughout: the product is not rinsed with freshwater to remove salts.

Each process plant consists of the following unit operations: Mode A and Mode B are essentially identical except for the cut point for fines in the tertiary classifying hydrosizer. The cut point will be set at 53 µm to make 24% P2O5 DAPR (Mode A) while the cut point will be set at 105 µm to make 28% P2O5 DAPR (Mode B).

Mode A will process 1.31 million mtpa of ore and produce 500,000 dry mtpy of concentrate with a grade of 24% P2O5. The capas designated for Mode A contain 11.4 percent P2O5, 6.4 percent water soluble salts (WSS) and 30 percent moisture. Testwork showed that the overall recovery of P2O5 is 81.5 percent. Losses are due to P2O5 reporting to slimes during washing, attrition scrubbing and classification with a 1 percent loss to dust and shrinkage. The plant operating availability is 85 percent based on 7,446 operating hours per year.

Mode B will process 1.50 million mtpa of ore and produce 500,000 dry mtpy of concentrate with a grade of 28% P2O5. The capas designated for Mode B contain 14.3 percent P2O5, 3.9 percent water soluble salts (WSS) and 30 percent moisture. Testwork shows that the overall recovery of P2O5 is 66.4 percent. Losses are due to P2O5 reporting to slimes during attrition scrubbing and classification with a 1 percent loss to dust and shrinkage. The plant operating availability is 85 percent based on 7446 operating hours per year.

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

 Tailing Disposal

The Bayovar 12 TSF will consist of approximately 9.8 Mm2 of available storage area. The TSF is designed so that tailings can be impounded to a maximum height of 6.0 m, with spillway discharge and 1.0 meter freeboard.

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

(2) The sustaining CAPEX for facilities expansions, mining equipment additions, replacements and re-builds, expected replacements of process equipment and ongoing environmental mitigation activities.

Capital Cost Summary

The following table summarizes the initial and sustaining capital costs for the Bayovar 12 Project over 20 years of production:

Capital Cost Summary

Area	Detail	Initial CAPEX ($000s)	Sustaining CAPEX ($000s)	Total CAPEX ($000s)
Capex	Mine	59,387	160,802	220,189
	Processing Plant	95,567	20,000	115,567
	TSF	10,255	12,760	23,015
Owner's Costs		2,508	2,508	0
Total CAPEX with Contingency		$167,716	$193,562	$361,279

 Operating Costs

Mine Operating Costs

Operating costs of phosphate ore production including overburden and interburden stripping costs $39.72/tonne of concentrate.  Overburden stripping, interburden stripping and phosphorite mining will be performed by Focus using company-owned equipment and company employees The mine cost model assumes the pre-production in Year -1 and that all pre-production mining is capitalized. After start-up, all overburden waste stripping will be expensed as an operating cost.

The mine plan for the 1.0 million mtpa phosphate concentrate production was estimated based on 20 years of production. The estimates encompassed all costs associated with all mining, phosphate rock and overburden handling, phosphorite stockpile processing, and other mine support services required for the delivery of phosphorite ore to the beneficiation plant. The operations support includes estimates for road grading, scraping, dust suppression, haul road maintenance, and other miscellaneous support activities. The supervision and administration function encompasses the cost of salaried supervisory and administrative personnel stationed at the mine and pickup truck fleet operations and maintenance.

The mine operating cost build up includes: wages for salaried and hourly labor, detailed equipment costs per hour of operation, hours estimates based on mining rate and haulage profiles, estimates for equipment maintenance consumables and labor hours, infill drilling costs, dewatering costs, and road construction costs.

Life-of-Mine (LOM) operating costs have been developed for mining, processing and general & administrative (G&A) costs. Operating costs include labor, equipment operation, power, fuel, reagent, and consumable consumption, maintenance and repairs, and outside services, and are summarized in the following table:

Life-of-Mine Operating Costs based on 20,696,000 tonnes of DAPR concentrate

Item	Unit Cost ($USD per Product Tonne)	LOM Cost ($000s)
Mining	$39.72	$821,932
Process Plant	$8.01	$165,747
G&A	$2.38	$49,350
Transportation	$10.09	$208,819
Total Cost	$0.20	$1,245,848

 Economic Analysis

The financial evaluation presents the determination of the Net Present Value (NPV), payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (IRR) for the project. Annual cash flow projections were estimated over the life of the mine (LOM) based on the estimates of capital expenditures and production cost and sales revenue. The sales revenue is based on the production of phosphate ore. The estimates of capital expenditures and site production costs have been developed specifically for this project.

Net Income after Tax amounts to $1,189 million.

The NPV calculation includes Years 1 through 20 and adds the pre-production capital in Years -2 and -1. The economic analysis indicates that the project has an after-tax Internal Rate of Return (IRR) of 26.3% with a payback period of 3.9 years and a Net Present Value at 7.5% of $457.7 million.

 Sensitivity Analysis

The sensitivity analysis shown in the following table compares the project discounted cash flow, IRR, and payback period against the base case when the commodity prices, initial capital and operating cost are varied. The project is most sensitive to variation to the commodity prices; while the initial capital and operating costs are similar.

Price Sensitivities after Taxes

Commodity Price Sensitivity after Taxes (costs in $000’s)
	NPV @7.5	IRR	Payback
20%	$693,384	34.7%	2.9
10%	$575,562	30.6%	3.3
Base Case	$457,741	26.3%	3.9
-10%	$339,919	21.9%	5.0
-20%	$222,098	17.2%	6.2

Operating Cost Sensitivity after Taxes
	NPV @7.5	IRR	Payback
20%	$362,258	22.5%	4.8
10%	$409,999	24.4%	4.3
Base Case	$457,741	26.3%	3.9
-10%	$505,482	28.2%	3.6
-20%	$553,223	30.1%	3.3

Initial Capital Sensitivity after Taxes
	NPV @7.5	IRR	Payback
20%	$432,749	23.5%	4.4
10%	$445,245	24.8%	4.2
Base Case	$457,741	26.3%	3.9
-10%	$470,237	28.0%	3.7
-20%	$482,733	30.0%	3.4

The summary of information contained in the Updated PFS presented above was reviewed by David Cass, a Director of the Company, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with NI 43-101.  Mr. Cass regards the information presented as a representative and accurate summary of the information contained in the Updated PFS.

The Updated PFS is not a feasibility study.  Further studies that demonstrate the economic viability of the Bayovar 12 Project must be completed, necessary permits must be obtained, a production decision must be made and financing for construction and development, including government cost sharing for infrastructure, must be arranged before a mineral property becomes economically viable.  See “Cautionary Note to United States Investors” herein stating that the technical information contained herein, including the use of the terms “resources” and “reserves”, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Marketing

The Company is investigating the opportunity for potential production of RPR from the Bayovar 12 Project, targeting local Latin American agricultural markets, the Malaysian and Indonesian palm oil industry, and organic farmers.  Preliminary visits have been undertaken to Brazil and Argentina to talk to fertilizer consumers and market intelligence groups. The Company is also in communication with Malaysian and Indonesian fertilizer companies interested in securing future production of RPR from Bayovar 12.

Extensive testwork has been completed by third parties on the effectiveness of Sechura RPR as a direct application fertilizer on different crops and soil types. Both the International Fertilizer Development Center in the US and the New Zealand Ministry of Agriculture and Fisheries has carried out research into its use on a variety of soil types and crop species.  One of the key findings from the New Zealand work was that the ongoing use of RPR produces a reservoir of residual phosphorus in the soil, due to the build-up of reserves of slow dissolving RPR over the first few years, after which the release-rate of phosphorus comes into equilibrium with the application rate.  This ‘residual effect’ provides a major income benefit to farmers during periods when lower farm incomes restrict fertilizer inputs.

The Company is actively investigating exporting its potential product to Asia to meet the growing demand for RPR fertilizer for the palm oil industry, in addition to South and North American markets. With the recent change in management, the Company is currently in the process of reviewing its marketing strategies for direct application of phosphate and also the traditional phosphate fertilizer production market.

Formerly Held Property

Aurora Copper/Molybdenum Project

The Company held an interest in the Aurora porphyry copper-molybdenum property (the “Aurora Project”) which was comprised of eight granted concessions covering 3,500 hectares in the Department of Cusco, Peru.

The Company held options on the main 400 hectare concession, plus an 800 hectare concession to the west and south, until October 2015 when the Company terminated such options.  The Company previously held 100% of six granted concessions covering 2,300 hectares as follows:

Concession Name	No. of Hectares	Status

Maja Linda 1	100	Granted
Maja Linda 2	100	Granted
Maja Linda 3	100	Granted
Maja Linda 4	200	Granted
Maja Linda 5	1,000	Granted
Maja Linda 6	800	Granted
	2,300

The Maja Linda concessions were allowed to lapse on their expiry date of June 30, 2016.

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

(iv)

Mining transportation concessions which grant the right to install and operate a continuous massive transporting system of mineral products using conveyor belts, pipelines and/or track cables.

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

Mining concessions are granted for an indefinite term, subject to (i) the payment of an annual mining good standing fee of US$3.00 per hectare by June 30 of each year, and (ii) for concessions granted before October 20, 2008, the achievement, by the end of the sixth year after the date in which the concession mining title was granted, of a target annual production of US$50 per hectare for non-metallic concessions.

If the annual production target is not obtained by the sixth year, an annual mining penalty of US$6 per hectare shall apply for five years, and US$20 per hectare thereafter.  By October 2018, a penalty of 2% of the minimum annual production amount is payable each year thereafter in default.  If the production target is not obtained after the fifteenth year, a 5% penalty is imposed.  If the production target is not obtained after the 20th year, a 10% penalty is imposed.  If the production target is not obtained by the 30th year, the mining concession must be forfeited.

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

(ii)

If the surface land is government-owned, the holder of a mining concession may apply to the MEM for a mining easement over the barren lands where the mining activities will be conducted.  The MEM will submit the application to the Superintendent of National Assets (the “Superintendent”) in order for the Superintendent to grant such easement, temporarily or definitively, over the barren government lands.

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

(iii)

If the surface land is owned by a peasant community, the following rules apply in order to obtain the right to transfer, lease or perform any other act of disposal of the land: (a) for peasant communities located on the coast, a favorable vote of at least one-half of members attending an assembly is required, and (b) for peasant communities located in the highlands and jungle, a favorable vote of at least two-thirds of all members of the community is required.

Pursuant to the Peruvian Constitution, foreigners (including Peruvian-domiciled companies owned ultimately by overseas investors) are prohibited from acquiring or possessing mines, lands, forests, water, fuels and energy sources within 50 kilometres of the boundaries of the country, unless there is an exception declared by Supreme Decree based on public convenience or national interest.

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

The Special Mining Burden is payable on a quarterly basis and is calculated on the basis of the operating profit obtained exclusively from the sale of metallic resources.  The Special Mining Burden (which is between 4% and 13.12%) is determined by the quarterly operating profit margin of the company and such rate is applied to the operating profit derived from the sale of metallic resources, according to a statutory scale of rates.

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

Environmental Regulations for Mining Activities

The Peruvian Environmental Regulations for Mining Exploration Projects divide mining activities into two categories according to the magnitude, environmental impacts and extension of the project.  Category 1 covers projects that include less than 20 drills and less than 10 hectares of disturbed area or tunnels up to 50 metres long, and Category 2 covers projects that do not fall within the limitations of Category 1.

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

Environmental supervision and law enforcement of mining activities is carried out by the OEFA.  Non-compliance with environmental regulations could result in administrative penalties of up to 30,000 Tax Units (approximately US$37 million in 2017) depending on the magnitude and gravity of the environmental damage.

Item 4.A  -  Unresolved Staff Comments.

Not applicable.

Item 5  -  Operating and Financial Review and Prospects.

Overview

The following discussion and analysis of the financial condition and operating results of the Company for the fiscal years ended November 30, 2016, 2015 and 2014 should be read in conjunction with the Financial Statements and related notes to the Financial Statements which have been prepared in accordance with IFRS.  The discussion and analysis set forth below covers the results measured under IFRS.

A.

Operating Results.

Compliance

The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

Critical Accounting Policies

Discontinued Operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, from the rest of the Company. Net earnings of a discontinued operation and any gain or loss on disposal are combined and presented as net earnings from discontinued operations in the consolidated statements of earnings (loss).

Business Combinations

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Total loss and comprehensive loss of the Company’s subsidiary is attributed to the equity holders of the Company and to the non-controlling interests even if this results in the non-controlling interest having a deficit balance. For the years ended November 30, 2016 and 2015, 30% of the net assets of the Company’s consolidated subsidiary, Juan Paulo Quay S.A.C. (“JPQ”), were attributable to its non-controlling interest.

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

Foreign Currency Translation

The functional and presentation currency of the Company is the Canadian dollar. The individual financial statements of each subsidiary are presented in the currency of the primary economic environment in which the entity operates (its functional currency). Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the reporting date with exchange differences on monetary items being recognized in profit or loss in the period in which they arise. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. For the Company and its subsidiaries Minera Focus, S.A.C., Agrifos Peru S.A.C., Focus (Cayman) Inc., and Agrifos International (Cayman) Inc., the functional currency is the Canadian dollar. For Juan Paulo Quay S.A.C., the functional currency is the Peruvian Sol.  For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s JPQ operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for period, unless exchange rates fluctuate significantly during the period, in which case the exchange rates at the dates of the transactions are used.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

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

Inventories

Gypsum inventory is valued at the lower of average production cost and estimated net realizable value. Costs include all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Company's cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro- rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. Management evaluates goodwill for impairment annually as of November 30th.

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives, including goodwill, are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre –tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

Accounts payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within forty-five days of recognition.  The long-term debt represents a loan facility received on March 24, 2015 with the outstanding balance having a maturity date of September 30, 2019.

The Company has made the following designations of its financial instruments:

Cash	Loans and receivables
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities
Long-term debt	Other financial liabilities

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

b)

The carrying value of the investment in acquisition costs relates to a mineral interest and exploration and evaluation asset, and the recoverability of their carrying values. The Company’s accounting policy for acquisition costs relating to the mineral interest and exploration and evaluation asset requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after acquisition costs relating to the mineral interest or exploration and evaluation asset are capitalized, information becomes available suggesting that the carrying amount of the mineral interest or exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash-generating unit (“CGU”) or group of cash-generating units (“CGUs”) level in the year the new information becomes available. The recoverable amount is most sensitive to the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rates used. To arrive at cash flow projections the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures;

c)

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount.  The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for mineral interests and exploration and evaluation assets.

d)

Inventory valuation requires judgment to determine obsolescence and estimates of provisions for obsolescence to ensure that the carrying value of inventory is not in excess of net realizable value.

e)

Amortization of intangible assets requires judgment in determining the useful life of the assets and estimates as to the residual value at the end of their useful lives and determination of the appropriate amortization rates.

f)

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

Upon the completion of certain conditions on May 1, 2016 pertaining to the Company’s 70% acquisition of JPQ, the functional currency of JPQ changed from the Canadian dollar to the Peruvian Sol.

g)

Judgment is required in the determination that the Company will continue as a going concern for the next year.

h)

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

Fiscal Year Ended November 30, 2016 compared to Fiscal Year Ended November 30, 2015

For the year ended November 30, 2016, the Company had a net loss of $3,784,767 compared to a net loss of $7,083,179 for the year ended November 30, 2015, a decrease of $3,298,412. As with the quarterly comparison, the current 2016 fiscal year included significantly less exploration expenditures than the comparative 2015 fiscal year. The current 2016 fiscal year exploration expenditures were $1,732,668 compared to $5,037,104 in the comparative 2015 fiscal year. The current 2016 fiscal year recorded a loss of $576,945 on a sales tax reassessment relating to the JPQ gypsum operation. This amount was fully allocated to the non-controlling interest as it related to a period before the Company acquired its 70% interest in JPQ and in a period the non-controlling interest fully funded the payment of the expense that gave rise to the sales tax. The current 2016 fiscal year also recorded a write-down of $531,213 on the Company’s mineral interest. There were no such write-down in the comparative 2015 fiscal year.

General and administrative expenses during the current 2016 fiscal year were $1,738,991 compared to $1,702,609 for the comparative 2015 fiscal year, an increase of $36,382.  This increase is due to a finance expense of $1,020,381 recorded in the current 2016 fiscal year compared to $657,535 in the comparative 2015 fiscal year.  Since the Sprott Loan was received part way through the comparative 2015 fiscal year, less interest charges and accretion of transaction costs were recorded in that year. The current 2016 fiscal year finance expense also included an anniversary fee of $136,101. The finance expense was offset with an overall reduction in general and administrative expenses.  Nearly all general and administrative expenses were lower for the current 2016 fiscal year with the most significant decreases being $111,972 in shareholder communications, $89,884 in salaries and benefits, and $59,732 in travel and accommodation.

Fiscal Year Ended November 30, 2015 compared to Fiscal Year Ended November 30, 2014

For the year ended November 30, 2015, the Company had a net loss of $7,083,179 compared to a net loss of $5,114,769 for the year ended November 30, 2014, an increase of $1,968,410. The 2015 fiscal year incurred more exploration expenses with the total for the 2015 fiscal year being $5,037,104 compared to $3,313,128 for the 2014 fiscal year, an increase of $1,723,976. Included in exploration expenditures are write-downs of exploration and evaluation assets totaling $571,295 for the 2015 fiscal year and $172,877 for the 2014 fiscal year. The 2015 fiscal year recorded a foreign exchange loss of $431,439 compared to a foreign exchange gain of $33,291 in the 2014 fiscal year. Significant factors causing the 2015 fiscal year foreign exchange loss are the Loan which is denominated in US dollars and the weakening of the Canadian dollar.

General and administrative expenses during the 2015 fiscal year were $1,702,609 compared to $1,433,170 for the 2014 fiscal year, an increase of $269,439. Only the 2015 fiscal year recorded a finance expense which was $657,535 and relating to the Loan.  Offsetting this partially, the 2014 fiscal year recorded a stock-based payment expense of $502,316 which was $493,181 higher than the $9,135 recorded in the 2015 fiscal year. The share-based payment expense is related to the granting of stock options and using an option pricing model to determine the value. For the 2015 fiscal year, there were significant cost increases of $58,273 in salaries and benefits, $43,964 in accounting and legal, and $37,097 in shareholder communication. Salaries and benefits were higher due to an increase in administrative personnel requirements and shareholder communication costs were higher due to an increase in promotional activities.  Accounting and legal costs were higher in the 2015 fiscal year due to US regulatory filings, the acquisition of the Company’s interest in JPQ, and the sale of the Bayovar 12 Project royalty.  Besides the share-based payment expense noted above, other notable cost decreases for the 2015 fiscal year were $61,775 in travel and accommodation and $15,500 in management fees. Management fees were higher in the 2014 fiscal year due to a bonus paid to the President, and more travel and accommodation costs were incurred during the fiscal 2014 year.

Mineral Properties

Fiscal Year Ended November 30, 2016

During the year ended November 30, 2016, the Company recorded exploration costs in Peru totalling $1,732,668, of which $1,726,705 was related to the Bayovar 12 Project.

The most significant exploration costs for the 2016 fiscal year were for geological and other consulting fees, salaries, and license, rights and taxes. Exploration costs also include the Peruvian value added tax which is treated as an expense due to the uncertainty of it being refunded.

During the 2016 fiscal year, the $531,213 carrying value of the mineral interest relating to the gypsum operation was determined to be impaired and as a result, written down to nil.

Fiscal Year Ended November 30, 2015

During the 2015 fiscal year, the Company recorded exploration costs in Peru totalling $5,037,104, including $4,259,385 on the Bayovar 12 Project, $661,957 on the Aurora Project, and $115,762 on other properties and general administration.  Included in exploration costs are write-downs of exploration and evaluation assets totalling $571,295, consisting of $481,839 on the Aurora Project, $74,872 on the Machay Project, and $14,584 on other properties.

The most significant overall exploration costs for the 2015 fiscal year, excluding write-downs of exploration and evaluation assets were $2,270,379 for geological and other consulting fees, $582,243 for salaries, and $455,000 on drilling. Exploration costs also include a Peruvian value added tax amount of $172,659 which is treated as an expense due to the uncertainty of it being refunded.

Upon the acquisition of JPQ, the fair value attributed to the phosphate exploration and evaluation asset was $10,700,000 based on valuation technique which included looking at comparable phosphate mines comparable to that being contemplated by the Company as well its internal enterprise value.  Due to the Company previously having an option agreement with JPQ to acquire an interest in the Bayovar 12 Project, the Company included past option payments of $1,092,984 as consideration given the terms of the acquisition agreement were substantially the same.  Also related to the JPQ acquisition, a fair value of $555,706 was recorded as mineral interests for the gypsum operation component of the Bayovar 12 Project based on discounted cash flows using such inputs as the minimum gypsum extraction of 80,000MT, discount rate of 25%, life of mine and past performance and margins of the operations. During the 2015 fiscal year, the gypsum mineral interest carrying value increased by $31,858 to account for an increase in the asset retirement obligation relating to the gypsum property. During the 2015 fiscal year, the Company also recorded exploration and evaluation acquisition costs of $122,747 (US$100,000) which was for two option payments on Aurora Project.

Fiscal Year Ended November 30, 2014

During the 2014 fiscal year, the Company incurred exploration costs in Peru totaling $3,231,441, including $2,216,229 on the Bayovar 12 Project, $687,342 on general exploration and new property investigation, $192,385 on the Aurora Project, $12,178 on the Machay Project, and a write-down of $123,307 on mineral property acquisition costs.  In Colombia, the Company incurred exploration costs of $32,117.

The most significant overall exploration costs for the 2014 fiscal year were $776,386 for geological and other consulting fees, $583,937 for drilling, $411,208 on assaying, and $459,201 for salaries.  Exploration costs also include a Peru value added tax amount of $255,408 which is treated as an expense due to the unlikelihood of it being refunded.

The Company incurred acquisition costs during the 2014 fiscal year totalling $1,041,068 (US$950,000) which were option payments on the Bayovar 12 Project.  During the 2014 fiscal year, the Company also made option payments totalling $194,332 (US$180,000) regarding the Aurora Project and $40,631 (US$37,500) regarding the Quebranta project located in Peru.  During the 2014 fiscal year, the Company wrote off acquisition costs of $49,570 for a property in Colombia, $117,823 for the Quebranta project, and $5,484 for certain concessions in Peru.

Loss Per Common Share

The Company reported a loss and loss per Common Share of $0.03 for the 2016 fiscal year and $0.08 for each of fiscal years 2015 and 2014.  The Company’s weighted average number of Common Shares issued increased over the three fiscal years, from 64.6 million in fiscal 2014, and to 88.3 million in fiscal 2015, and to 123.5 million in fiscal 2016.

The loss per Common Share for the 2016 fiscal year was substantially lower than 2015 and 2014 fiscal years due to a combination of a reduction in exploration expenditures on the Bayovar 12 Project and a significant increase in the weighted average number of issued Common Shares in 2016.  The loss for the 2015 and 2014 fiscal years increased proportionately with the increase in the weighted average number of issued Common Shares over the same period and as a result, the loss per Common Share remained constant during that two year period.

B.

Liquidity and Capital Resources.

Outlook

At November 30, 2016, the Company had cash of $202,118 and a working capital deficit of $5,426,699, and as at the date of this Annual Report, the Company had an approximate cash balance of $2.7 million and working capital of approximately $2.9 million.  The Company’s anticipated costs over the next 12 months (the “Initial 12 Months”) include $320,000 for general and administrative expenses, $500,000 for Loan interest payments, and $1.1 million for continued development of the Bayovar 12 Project (including gypsum operations).

In addition to the capital remaining after the Initial 12 Months, the Company will need to raise additional funds of approximately $1.1 million to cover anticipated costs during the 12 months following the Initial 12 Months.  These costs are estimated to include $300,000 for general and administrative expenses, $500,000 for Loan interest payments and $1.1 million to continue development at the Bayovar 12 Project (including gypsum operations).  Pursuant to the Bayovar 12 Purchase Agreements, the Company has a commitment to spend a minimum of US$14.0 million in exploration and development of the Bayovar 12 Project; however there is no time limit for expending such amount.  The Company has to date spent approximately US$7.0 million towards this requirement.

Actual funding requirements may vary from those planned due to a number of factors, including the amount of property acquisition and exploration activity.  While the Company has been successful in raising capital in the past, there is no assurance that it will be able to do so in the future.

Fiscal Year Ended November 30, 2016 compared to Fiscal Year Ended November 30, 2015

The Company’s cash resources were $202,118 as of November 30, 2016 compared to $2,136,244 at November 30, 2015.  The Company had a working capital deficit of $5,426,699 at November 30, 2016 compared to $3,313,554 at November 30, 2015.

During the 2016 fiscal year, the Company received funding as follows:

a)

On April 5, 2016, the Company closed a private placement of 3,850,000 units at $0.065 per unit for gross proceeds of $250,250. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.065.

b)

On June 22, 2016, the Company closed the first tranche of a private placement of 2,310,000 units at $0.065 per unit for gross proceeds of $150,150. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.075.

c)

On July 7, 2016, the Company closed the second tranche of a private placement of 4,542,832 units at $0.065 per unit for gross proceeds of $295,284. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.075.

d)

A total of 2,235,384 share purchase warrants were exercised for gross proceeds of $153,000.

Subsequent to the 2016 fiscal year, the Company closed on March 23, 2017 a private placement of 100,000,000 units at $0.05 per unit for gross proceeds of $5,000,000.  Each unit consists of one Common Share and one warrant entitling the holder to purchase one additional Common Share for five years at $0.10. The Company paid $153,623 cash and issued a total of 2,214,100 share purchase warrants as finders’ fees in connection with this financing.

Pursuant to the Sprott Loan, the Company is required to maintain a minimum cash balance of $500,000 and minimum working capital of $250,000 during the term of the Sprott Loan. As of November 30, 2016 and until funds relating to the March 23, 2017 private placement of $5,000,000 were received, the Company’s cash held and working capital were less than these amounts. These requirements were waived by the lender of the Sprott Loan for the period from October 2016 to February 2017.  Although the maturity date for the Sprott Loan had been extended to September 30, 2019 during the 2016 fiscal year, in accordance with the applicable guidance under IFRS, given the lender did not waive the right to defer settlement for at least the next 12 months from November 2016, the Company was required to classify the Sprott Loan as a current liability as of November 30, 2016.  Upon the completion of the March 23, 2017 private placement, the Company made a repayment of US$500,000 towards the principal on the Sprott Loan.

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

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information.

The Company is an exploration stage natural resource company engaged in the process of exploring and evaluating its Bayovar 12 Project and has not yet determined whether the Bayovar 12 Project contains phosphate ore reserves that are economically recoverable.  Consequently, there is no production, sales, or inventory of phosphate in the conventional sense.  The Bayovar 12 Project does include a small-scale gypsum operation which is not currently profitable.  The Company’s financial success will be dependent upon the extent to which it can discover mineralization on its properties and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the commodities which may be produced.

E.

Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements as defined in General Instructions Part 1, Item 5.E of Form 20-F.

F.

Tabular Disclosure of Contractual Obligations.

The following table lists as of November 30, 2016 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligation	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Asset Retirement Obligations(1)	$126,582	Nil	$97,371	Nil	$29,211
Sprott Loan	$4,699,100	Nil	$4,699,100	Nil	Nil

(1)

The asset retirement obligation relates to the restoration and rehabilitation of JPQ’s gypsum mining operations.  The rehabilitation expenditure is expected to be incurred in various stages up to 2027.

G.

Safe Harbour.

See “Cautionary Note Regarding Forward-Looking Statements.”

Item 6  -  Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of April7, 2017 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s By-Laws.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway (1) Pemberton, BC, Canada	Director, Chairman and Chief Executive Officer	November 5, 1996
Gordon Tainton St. Prex, Switzerland	Director and President	January 25, 2017
David Cass (2) Vancouver, BC, Canada	Director	December 17, 2008
Ralph Rushton (3) Vancouver, BC, Canada	Director	October 30, 2009
Mario Szotlender (1)(2)(3) Caracas, Venezuela	Director	May 30, 1995
Tim Osler (1)(2)(3) Campbell River, BC, Canada	Director	May 30, 1995
Kevin Bales Delta, BC, Canada	Chief Financial Officer	December 17, 2008

Notes:
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) Member of the Corporate Governance and Nominating Committee

.

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway (Age 68) – Director, Chairman & Chief Executive Officer

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

Gordon Tainton (Age 61) – Director & President

Mr. Gordon Tainton has over 25 years of experience at senior management levels in various sectors of the fertilizer industry, including inspection and testing services across all nutrients, distribution, port/terminal development, trading, shipping, off-take agreements, and project finance.  Within management teams, he has financed and developed port/terminal projects for bulk liquid and solid products in the Americas, Asia and Oceania.  He spent eight years with Sumitomo Corp. of Tokyo sourcing, purchasing and delivering key intermediate bulk and bagged products to the phosphate production industry.  In 1992, Mr. Tainton participated in a management led acquisition of Inspectorate plc, one of the world’s largest independent control services groups, which was subsequently sold to British Standards Institute in 1998.  During his tenure at Inspectorate plc, volumes of ferrous minerals, fertilizers and commodity chemicals inspected and tested increased by more than 25%.  Since 2010 Mr. Tainton has held various executive and non-executive Board positions in both public and private companies.  He is currently a Director of NEOS Resources plc and Executive Director of Grange Mining plc.

David Cass (Age 51) – Director

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

Ralph Rushton (Age 54) – Director

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver.  He has over 20 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe.  Mr. Rushton is also a director of Medgold Resources Corp. and Rackla Metals Inc., both publicly-traded resource companies.

Mario Szotlender (Age 55) - Director

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

Tim Osler (Age 64) - Director

Mr. Osler earned a B.Sc. in marine biology from the University of British Columbia.  He owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory.

Kevin Bales (Age 50) – Chief Financial Officer

Mr. Bales has over 20 years of financial reporting experience in mining and information technology industries, and holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also Chief Financial Officer of Medgold Resources Corp., Rackla Metals Inc., Radius and Western Pacific Resources Corp., all publicly-traded resource companies.

There are no family relationships among the directors or members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any director or member of senior management was selected.

B.

Compensation.

The Company’s directors and senior management are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended November 30, 2016, the Company accrued or paid to its directors and senior management the following amounts:

Name	Position	Amount
Simon Ridgway (1)	Director, Chairman and Chief Executive Officer	$42,000
Gordon Tainton(2)	Director and President	N/A
David Cass (3)	Director and former President	$134,000
Ralph Rushton (4)	Director and former Vice-President, Corporate Development	$66,657
Mario Szotlender	Director	Nil
Tim Osler	Director	Nil
Kevin Bales	Chief Financial Officer	$37,125

Note:
(1)	Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.
(2)	Gordon Tainton was appointed a director and President on January 25, 2017.
(3)	David Cass resigned as President on January 25, 2017.
(4)	Ralph Rushton resigned as Vice-President, Corporate Development on June 30, 2016.

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  No stock options were granted to or forfeited by directors and senior management of the Company during the fiscal year ended November 30, 2016.

The following table sets out all stock options in the Company which are held as of April 7, 2017 by the current directors and senior management:

Name	No. of Common Shares	Exercise Price Per Common Share	Expiry Date
Simon Ridgway	100,000 235,000 500,000 835,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Gordon Tainton	Nil
David Cass	250,000 275,000 500,000 1,025,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Ralph Rushton	30,000 120,000 150,000 300,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Mario Szotlender	100,000 235,000 275,000 610,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Tim Osler	50,000 50,000 50,000 150,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Kevin Bales	55,000 120,000 150,000 325,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.  All officers are appointed annually and serve at the pleasure of the Board.  The most recent annual general meeting of the Company was held on January 6, 2017, and the next annual general meeting must be held no later than April 6, 2018.

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

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of the Company consists of Mario Szotlender, Ralph Rushton and Tim Osler, the majority of whom are independent directors.  While the Corporate Governance and Nominating Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the committee independently of management of the Company.  Under the supervision of the Board, this Committee has overall responsibility for developing the Company’s approach to corporate governance including recommending corporate governance issues for review, discussion or action, and such other initiatives as are necessary or desirable to provide effective corporate governance for the Company.  This Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess, and considering the appropriate size of the Board.

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

D.

Employees.

As at November 30, 2016, the Company had one employee in Vancouver and five employees in Peru.  Three employees provide management or administrative services and three employees provide geological services.  None of the employees is represented by a union.  Other personnel for the Company’s Vancouver operations are provided by a related party through a shared services agreement.

E.

Common Share Ownership.

The following table sets forth, as of April 7, 2017, the number of Common Shares beneficially owned or controlled by the Company’s directors and senior management of the Company, and the percentage ownership of the outstanding Common Shares represented by such shares.  The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options which are exercisable within 60 days from the above date.  The persons listed possess sole voting and investment power with respect to the Common Shares shown.

Name	No. of Common Shares(1)	Percentage of Class(1)
Simon Ridgway	18,060,050 (2)	7.55%
Gordon Tainton	Nil	Nil
David Cass	2,053,032(3)	0.88%
Ralph Rushton	1,618,986(4)	0.70%
Mario Szotlender	10,335,913 (5)	4.40%
Tim Osler	351,709(6)	0.15%
Kevin Bales	325,000(7)	0.14%

Notes:
(1)

Based on 232,239,110 Common Shares outstanding as at April 7, 2017, plus any Common Shares deemed to be beneficially owned by the individual  pursuant to stock options and/or warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

See Item 6.B, “Directors, Senior Management and Employees – Compensation” for a discussion of the number, exercise price and expiry date of options held by the persons listed above.

(2)

Of this amount, 3,776,800 are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee, 835,000 represent Common Shares issuable upon exercise of currently exercisable stock options, and 6,230,800 represent Common Shares issuable upon exercise of currently exercisable Common Share purchase warrants.

(3)	Of this amount, 656,364 are held by Mr. Cass’s spouse, and 1,025,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

- 58 -

(4)

Of this amount, 60,000 are held by Mr. Rushton’s spouse, 300,000 represent Common Shares issuable upon exercise of currently exercisable stock options, and 381,285 represent Common Shares issuable upon exercise of currently exercisable Common Share purchase warrants.

(5)

Of this amount, 610,000 represent Common Shares issuable upon exercise of currently exercisable stock options, and 2,216,200 represent Common Shares issuable upon exercise of currently exercisable Common Share purchase warrants.

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

As at April 7, 2017, there were 4,570,000 Common Shares reserved for issuance and subject to outstanding options granted under the Stock Option Plan.

Item 7  -  Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, 5% or more of the Company’s issued and outstanding Common Shares including any Common Shares deemed to be beneficially owned by the shareholder pursuant to stock options and warrants which are exercisable by the shareholder within 60 days.  To the best of the Company’s knowledge, as of April 7, 2017, the only major shareholders in the Company are:

Name	No of Common Shares(1)	Percentage of Class(1)
Sprott Inc.	45,576,340 (2)	18.35%
Simon Ridgway	18,060,050 (3)	7.55%
Elysee Development Corp.	17,540,000 (4)	7.31%

Notes:

(1)

Based on 232,239,110 Common Shares outstanding as at April 7, 2017, plus any Common Shares deemed to be beneficially owned by the individual pursuant to stock options and/or warrants which are exercisable by the individual within 60 days from the above date.

(2)	A.

Of this amount, 28,355,704 Common Shares are held by Resource Capital Investments Corp. (“RCIC”), 1,096,136 Common Shares are held by Sprott Resource Lending Limited Partnership (“SRLP”), and 16,124,500 represent Common Shares issuable upon exercise of currently exercisable warrants (15,509,500 warrants held by RCIC and 615,000 warrants held in client discretionary accounts).

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

- 60 -

(3)

Of this amount, 3,776,800 Common Shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee, 835,000 represent Common Shares issuable upon exercise of currently exercisable stock options, and 6,230,800 represent Common Shares issuable upon exercise of currently exercisable Common Share purchase warrants.

(4)	Of this amount, 7,770,000 represent Common Shares issuance upon exercise of currently exercisable warrants.

Sprott Inc. became a major shareholder of the Company during 2013 when it acquired beneficial ownership of approximately 19% of the outstanding Common Shares of the Company, and it currently holds a similar percentage in the Company’s Common Shares.  Elysee Development Corp. became a major shareholder in November 2015 when it acquired beneficial ownership of approximately 10% of the outstanding Common Shares of the Company.  In April 2016, Elysee increased its holdings to approximately 12%, and in March 2017, its percentage ownership decreased to approximately 7%.  To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the Common Shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of April 7, 2017, there were a total of 46,384,335 Common Shares (20.0% of the issued and outstanding Common Shares of the Company) held by approximately 105 record holders in the United States.  The major shareholders of the Company do not have different voting rights.

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

The Company’s related parties with transactions during the unaudited period from December 1, 2016 to February 28, 2017 (the “Current Period”) and the year ended November 30, 2016 consist of directors, officers and the following companies with common directors described below.

Related party	Nature of transactions
Radius Gold Inc. (“Radius”)	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services
The Lenders	Credit Agreement

Related party transactions during the Current Period and the year ended November 30, 2016 comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	Current Period (Unaudited)	Year ended Nov. 30, 2016
Office and miscellaneous	$ 7,991	$ 39,162
Regulatory and stock exchange fees	22	7,316
Rent and utilities	11,222	71,669
Salaries and benefits	24,689	121,583
Shareholder communication	42	2,679
Travel and accommodation	4,814	26,464
Exploration expenditures	-	7,255
	$ 48,780	$276,129

Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

During the Current Period, the Company was reimbursed by Medgold, a company with common directors and officers, a total of $Nil for shared personnel costs (fiscal year 2016: $9,150).

c)

During the Current Period, the Company was reimbursed by Radius a total of $Nil for shared personnel costs (fiscal year 2016: $3,276).

d)

Since August 1, 2014, the Company pays a management fee to Mill Street for the services of Simon Ridgway as Chief Executive Officer of the Company.  During the Current Period, $10,500 (fiscal year 2016: $42,000) was paid or payable by the Company to Mill Street for services rendered.

Prepaid expenses and deposits as of the end of the Current Period include $2,746 (November 30, 2016:  $3,434) paid to Gold Group.

Long term deposits as of the end of the Current Period consist of $61,000 (November 30, 2016: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group.  Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Accounts payables and accrued liabilities as of the end of the Current Period includes $55,125 (November 30, 2016: $44,100) owing to Mill Street, a company controlled by the Chief Executive Officer for accrued management fees, $110,000 (November 30, 2016: $100,000) owing to the former President for accrued management and geological fees, $120,133 (November 30, 2016: $20,000) owing to two Directors for short-term advances, and $11,655 (November 30, 2016: $16,655) owing to two Directors for expense reimbursements.

Amounts due to related parties as of the end of the Current Period consist of $181,776 (November 30, 2016: $129,717) owing to Gold Group and $2,391 (November 30, 2016: $2,461 to Radius).  The amount owing to Gold Group is secured by a deposit and interest bearing if not paid within a certain period.  The amount owing to Radius is unsecured, non-interest bearing and due on demand.

As of the end of the Current Period, the amount of the Loan owing to the Lenders pursuant to the Credit Agreement was US$3,500,000 ($4,636,800) (November 30, 2016: US$3,500,000 ($4,699,100)).  The Loan matures on September 30, 2019.

Key Management Compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers.  Key management compensation comprises:

	Current Period (Unaudited)	Year ended Nov. 30,2016
Management fees	$ 10,500	$ 82,000
Geological fees	-	94,000
Salaries and benefits	9,167	103,782
	$ 19,667	$ 279,782

There were no share-based payments made to directors not specified as key management personnel during Current Period and the year ended November 30, 2016.

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the Current Period and the year ended November 30, 2016.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.  Management believes the transactions are on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

Relationship with Radius

The Company and Radius have common directors in Simon Ridgway and Mario Szotlender.  For additional detail regarding Radius, refer to Note 19 to the Financial Statements.

Relationship with Gold Group

The Company and Gold Group have a common director in Simon Ridgway.  For additional detail regarding Gold Group, refer to Note 19 to the Financial Statements.

Relationship with Medgold

The Company and Medgold have common directors in Simon Ridgway and Ralph Rushton.  For additional detail regarding Medgold, refer to Note 19 to the Financial Statements.

Relationship with Mill Street

Simon Ridgway is a director and officer of the Company, and Mill Street is owned by The Ridgway Family Trust, the Trustee of which is Simon Ridgway.

Relationship with the Lenders

Resource Capital Investments Corp. and the Lenders are indirectly controlled by Sprott Inc. which indirectly holds a total of 45,576,340 Common Shares, or 18.35% of the Common Shares, on a partially diluted basis.  See Item 4, “Information on the Company - History and Development of the Company – Recent History” and Item 7, “Major Shareholders and Related Party Transactions - Major Shareholders” for additional detail regarding the Loan and the holdings of these companies.

C.

Interests of Experts and Counsel.

Not applicable.

Item 8  -  Financial Information.

A.

Consolidated Statements and Other Financial Information.

The Financial Statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  The Company’s auditor is BDO.  An auditor’s report of BDO with respect to the statements of financial position as at November 30, 2016 and 2015 and for the fiscal years ended November 30, 2016, 2015 and 2014 are included herein with the Financial Statements.

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

B.

Significant Changes.

There have been no significant changes in the Company since November 30, 2016 other than the completion of the $5.0 million equity financing, a Sprott Loan principal repayment of US$500,000, and reduction of payables.  See Item 4.B, “Information on the Company – Property, Plants and Equipment – Material Property – Bayovar 12 Project” for further information on the PFS.

Item 9  -  The Offer and Listing.

The Company’s Common Shares were listed and posted for trading on the TSXV (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on September 24, 1996 and currently trades on the TSXV under the symbol “FCV”.

A.

Offer and Listing Details.

The following tables set forth the reported high and low trading prices for the Company’s Common Shares on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2017 fiscal year, and (c) for each of the most recent six months.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended November 30	High	Low
2016	$0.12	$0.06
2015	$0.27	$0.11
2014	$0.35	$0.16
2013	$0.22	$0.06
2012	$0.30	$0.14

High and Low Prices for the Current First Quarter and Each Quarter of the Past Two Fiscal Years
Quarter Ended	High	Low
February 28, 2017	$0.07	$0.05
November 30, 2016	$0.09	$0.06
August 31, 2016	$0.11	$0.08
May 31, 2016	$0.10	$0.06
February 29, 2016	$0.12	$0.05
November 30, 2015	$0.20	$0.11
August 31, 2015	$0.24	$0.18
May 31, 2015	$0.27	$0.18
February 28, 2015	$0.24	$0.16

High and Low Prices for the Most Recent Six Months
Month Ended	High	Low
March 31, 2017	$0.07	$0.06
February 28, 2017	$0.06	$0.05
January 31, 2017	$0.06	$0.05
December 31, 2016	$0.07	$0.05
November 30, 2016	$0.08	$0.06
October 31, 2016	$0.08	$0.07

On April 7, 2017, the closing price of the Common Shares was $0.06 per Common Share on the TSXV.  During the last three years, the Common Shares have not been subject to any trading suspensions.

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

1.

The Royalty Sale Agreement.  See Item 4.D, “Information on the Company – History and Development of the Company – Recent History”.

2.

The Credit Amending Agreement.  See Item 4.D, “Information on the Company – History and Development of the Company – Recent History”.

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

As at November 30, 2016, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	Peruvian Soles	US Dollars
	(CDN equivalent)	(CDN equivalent)
Cash	$ 31,987	$ 61,610
Taxes receivable	114,677	-
Other receivables	5,981	-
Current liabilities	(176,646)	(5,728,347)
	$ (24,001)	$(5,666,737)

Based on the above net exposures at November 30, 2016, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $569,100 in the Company’s after tax net earnings, respectively.

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

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of November 30, 2016.  Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective.

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

As at November 30, 2016, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective.

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

The chart below sets forth the total fees incurred by the Company during the Company’s fiscal years ended November 30, 2016 and 2015 for services provided by BDO, and breaks down these amounts by category of service:

	Years ended November 30
	2016	2015
Audit Fees	$105,700	$55,525
Audit Related Fees	Nil	Nil
Tax Fees	$ 8,900	$3,000
All Other Fees	Nil	Nil
Total:	$114,600	$58,525

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

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the Company’s auditors to audit the Company’s financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  During the fiscal year ended November 30, 2016, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

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

Date: April 17, 2017	FOCUS VENTURES LTD.
	By:	/s/ Simon Ridgway
Name: Simon Ridgway
Title: Chief Executive Officer

Item 19  -  Exhibits.

Financial Statements

The Financial Statements of the Company and exhibits listed below are filed with this Annual Report.

Independent Auditor’s Report of BDO Canada LLP, Chartered Accountants dated April 3, 2017
Consolidated Statements of Financial Position as at November 30, 2016 and 2015
Consolidated Statements of Loss and Comprehensive Loss for the years ended November 30, 2016, 2015 and 2014
Consolidated Statements of Changes in Equity for the years ended November 30, 2016, 2015 and 2014
Consolidated Statements of Cash Flows for the years ended November 30, 2016, 2015 and 2014
Notes to the Consolidated Financial Statements for the year ended November 30, 2016

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

4.2 (1)	Credit Agreement dated March 24, 2015 among Sprott Resource Lending Partnership, the Company, Focus (Cayman) Inc. and Agrifos International (Cayman) Inc.
4.3	First Amendment to Credit Agreement dated July 14, 2016 among Sprott Resource Lending Partnership, the Company, Focus (Cayman) Inc. and Agrifos International (Cayman) Inc.
4.4 (2)	Royalty Sale Agreement dated April 15, 2015 among Radius (Cayman) Inc., the Company and Focus (Cayman) Inc.
4.5 (1)	Services Agreement dated July 1, 2012 between Gold Group Management Inc. and the Company
4.6 (2)	Amended Stock Option Plan dated October 6, 2015
8 (3)	List of Subsidiaries
31.1	Section 302 Certification of the CEO and CFO.
32.1	Section 906 Certification of the CEO and CFO.

Notes:

(1)

Incorporated by reference to the Company’s Registration Statement on Form 20-F initially filed with the SEC on January 9, 2015.

(2)

Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the SEC on April 15, 2016.

(3)

See Item 4.C, “Information on the Company - Organizational Structure”, herein

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended November 30, 2016

(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the shareholders of Focus Ventures Ltd.

We have audited the accompanying consolidated financial statements of Focus Ventures Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at November 30, 2016 and 2015, and the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended November 30, 2016, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Focus Ventures Ltd. and its subsidiaries as at November 30, 2016 and 2015, and its financial performance and cash flows for each of the years in the three-year period ended November 30, 2016, in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements, which indicates that the Company has not yet achieved profitable operations and has accumulated losses of $37,497,070 since inception. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that cast substantial doubt upon the Company’s ability to continue as a going concern.

/s/ BDO CANADA LLP

Chartered Professional Accountants

Vancouver, Canada

April 3, 2017

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

November 30, 2016 and 2015

(Expressed in Canadian Dollars)

As at November 30:	2016	2015
ASSETS
Current assets
Cash (Note 5)	$ 202,118	$ 2,136,244
Taxes receivable	127,151	83,636
Other receivables	14,981	10,453
Inventory (Note 10)	561,618	-
Prepaid expenses and deposits (Note 19)	43,128	68,457
	948,996	2,298,790

Non-current assets
Long-term deposits (Note 19)	61,000	61,000
Property and equipment (Note 9)	21,461	50,281
Mineral interest (Notes 11 and 13)	-	587,564
Exploration and evaluation assets (Notes 12 and 13)	9,714,445	9,472,448
Goodwill (Note 13)	429,025	439,637
	10,225,931	10,610,930
TOTAL ASSETS	$ 11,174,927	$ 12,909,720

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 19)	$ 1,782,670	$ 1,204,261
Due to related parties (Note 19)	132,178	22,058
Term debt (Note 15)	4,460,847	4,386,025
	6,375,695	5,612,344
Non-current liabilities
Asset retirement obligation (Note 16)	126,582	151,008
Deferred income tax liability (Note 20)	3,263,000	3,376,710
Total liabilities	9,765,277	9,140,062

Shareholders' equity (deficiency)
Share capital (Note 17)	33,508,181	32,404,635
Other equity reserve (Note 17)	2,676,425	2,664,502
Accumulated other comprehensive income	126,946	-
Deficit	(37,497,070)	(33,712,303)
(Deficit) Equity attributed to shareholders of the Company	(1,185,518)	1,356,834
Non-controlling interest (Note 7)	2,595,168	2,412,824
Total shareholders' equity	1,409,650	3,769,658
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,174,927	$ 12,909,720

Approved on behalf of the Board of Directors and authorized for issue on April 3, 2017:

“Simon Ridgway”	, Director	“Mario Szotlender”	, Director
Simon Ridgway		Mario Szotlender

See accompanying notes to these consolidated financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS

For the years ended November 30, 2016, 2015 and 2014

(Expressed in Canadian Dollars)

	2016	2015	2014
EXPLORATION EXPENDITURES (Note 14)	$ 1,732,668	$ 5,037,104	$ 3,313,128

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and legal	157,597	181,532	137,568
Amortization	33,113	18,059	15,155
Consulting fees	-	12,538	3,942
Finance expense (Note 15)	1,020,381	657,535	-
Interest and bank charges	5,992	6,675	4,829
Management fees (Note 19)	82,000	102,000	117,500
Office and miscellaneous (Note 19)	68,838	81,271	65,784
Regulatory and stock exchange fees (Note 19)	18,479	22,079	17,246
Rent and utilities (Note 19)	71,670	69,276	59,916
Salaries and benefits (Note 19)	193,114	282,998	224,725
Shareholder communication (Note 19)	50,068	162,040	124,943
Share-based payments (Note 16)	-	9,135	502,316
Travel and accommodation (Note 19)	37,739	97,471	159,246
	1,738,991	1,702,609	1,433,170
Loss from operations	(3,471,659)	(6,739,713)	(4,746,298)

Interest and other income	4,955	2,540	3,564
Gain on disposal of equipment	2,813	2,469	-
Foreign exchange gain (loss)	(106,203)	(431,439)	33,291
Asset retirement obligation accretion (Note 16)	(8,621)	(4,569)	-
Loss on sales tax reassessment (Note 7)	(576,945)	-	-
Impairment on goodwill (Note 13)	(21,705)	-	-
Write-down of mineral interest (Note 11)	(531,213)	-	-
Loss before income taxes	(4,708,578)	(7,170,712)	(4,709,443)
Future income tax recovery	199,976	-	-
Loss from continuing operations	(4,508,602)	(7,170,712)	(4,709,443)
Income (loss) on discontinued operation, (Note 8)	-	83,837	(405,326)
Loss	$ (4,508,602)	$ (7,086,875)	$ (5,114,769)
Loss attributable to:
Equity shareholders of the Company	$ (3,784,767)	$ (7,083,179)	$ (5,114,769)
Non-controlling interest (Note 7)	(723,835)	(3,696)	-
	$ (4,508,602)	$ (7,086,875)	$ (5,114,769)
Loss per share attributable to equity shareholders of the Company
- basic and diluted	($0.03)	($0.08)	($0.08)
Loss per share from continuing operations
- basic and diluted	($0.04)	($0.08)	($0.07)
Weighted average number of shares outstanding
- basic and diluted	123,478,970	88,348,674	64,595,292

See accompanying notes to these consolidated financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended November 30, 2016, 2015 and 2014

(Expressed in Canadian Dollars)

	2016	2015	2014

Loss	$ (4,508,602)	$ (7,086,875)	$ (5,114,769)

Other comprehensive income:
Exchange gains arising on translation of foreign operation	181,350	-	-
Total comprehensive loss	$ (4,327,252)	$ (7,086,875)	$ (5,114,769)

Comprehensive loss attributable to:
Equity shareholders of the Company	$ (3,657,821)	$ (7,086,875)	$ (5,114,769)
Non-controlling interest	(669,431)	-	-
	$ (4,327,252)	$ (7,086,875)	$ (5,114,769)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended November 30, 2016, 2015 and 2014

(Expressed in Canadian Dollars)

	Equity attributed to shareholders of the Company
	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income	Deficit	Total	Non-controlling interest	Total
Balance, November 30, 2013	52,783,774	$ 21,389,620	$ 1,972,818	$ -	$ (21,514,355)	$ 1,848,083	$ -	$ 1,848,083
Loss for the year	-	-	-	-	(5,114,769)	(5,114,769)	-	(5,114,769)
Shares issued for private placements	5,700,000	1,254,000	-	-	-	1,254,000	-	1,254,000
Shares issued for finders' fees	21,000	4,620	-	-	-	4,620	-	4,620
Shares issued for warrant exercises	18,365,226	3,667,692	-	-	-	3,667,692	-	3,667,692
Transfer of other equity reserve on exercise of warrants	-	19,205	(19,205)	-	-	-	-	-
Share issuance costs	-	(60,432)	12,718	-	-	(47,714)	-	(47,714)
Share-based payments	-	-	502,316	-	-	502,316	-	502,316
Balance, November 30, 2014	76,870,000	26,274,705	2,468,647	-	(26,629,124)	2,114,228	-	2,114,228
Loss for the year	-	-	-	-	(7,083,179)	(7,083,179)	(3,696)	(7,086,875)
Shares issued for private placements	38,672,000	6,147,280	186,720	-	-	6,334,000	-	6,334,000
Shares issued for loan fee	1,018,554	218,989	-	-	-	218,989	-	218,989
Share issuance costs	-	(236,339)	-	-	-	(236,339)	-	(236,339)
Acquired in a business combination (Note 6)	-	-	-	-	-	-	2,416,520	2,416,520
Share-based payments	-	-	9,135	-	-	9,135	-	9,135
Balance, November 30, 2015	116,560,554	32,404,635	2,664,502	-	(33,712,303)	1,356,834	2,412,824	3,769,658
Loss for the year	-	-	-	-	(3,784,767)	(3,784,767)	(723,835)	(4,508,602)
Shares issued for private placements	10,702,832	676,434	19,250	-	-	695,684	-	695,684
Shares issued for loan fee	2,740,340	274,034	-	-	-	274,034	-	274,034
Shares issued for warrant exercises	2,235,384	153,000	-	-	-	153,000	-	153,000
Transfer of other equity reserve on exercise of warrants	-	7,327	(7,327)	-	-	-	-	-
Share issuance costs (Note 17)	-	(7,249)	-	-	-	(7,249)	-	(7,249)
Equity contributed by non-controlling interest	-	-	-	-	-	-	683,492	683,492
Non-controlling interest non-reciprocal contribution	-	-	-	-	-	-	168,283	168,283
Currency translation adjustment	-	-	-	126,946	-	126,946	54,404	181,350
Balance, November 30, 2016	132,239,110	$ 33,508,181	$ 2,676,425	$ 126,946	$ (37,497,070)	$ (1,185,518)	$ 2,595,168	$ 1,409,650

See accompanying notes to these consolidated financial statement

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended November 30, 2016, 2015 and 2014

(Expressed in Canadian Dollars)

	2016	2015	2014
OPERATING ACTIVITIES
Net loss for the year	$ (4,508,602)	$ (7,086,875)	$ (5,114,769)
Items not involving cash:
Amortization	33,113	22,716	17,978
Accretion of asset retirement obligation	8,621	4,569	-
Finance expense	318,776	224,424	-
Share-based payments	-	9,135	502,316
Unrealized foreign exchange loss	46,364	292,654	-
Gain on disposal of equipment	(2,813)	(2,469)	386
Deferred income tax recovery	(199,976)	-	-
Discontinued operations	-	(49,448)	-
Impairment of goodwill	21,705	-	-
Write-down of mineral interest	531,213	-	226,484
Write off of exploration and evaluation asset costs	-	571,295	172,877
	(3,751,599)	(6,013,999)	(4,194,728)
Changes in non-cash working capital items:
Taxes receivable	(43,515)	(75,293)	(5,157)
Prepaid expenses and deposits	25,329	23,780	(56,259)
Other receivables	(4,528)	71,468	(4,145)
Inventory	(393,335)	-	-
Due to related parties	110,120	1,936	(14,594)
Accounts payable and accrued liabilities	578,409	880,117	43,948
Net cash used in operating activities	(3,479,119)	(5,111,991)	(4,230,935)
FINANCING ACTIVITIES
Proceeds from debt	-	6,231,500	-
Debt transaction costs	(2,470)	(285,960)	-
Repayment of debt	-	(1,855,500)	-
Non-controlling interest capital contribution	683,492	-	-
Proceeds from issuance of capital stock	848,684	6,334,000	4,921,692
Share issuance costs	(7,249)	(236,339)	(43,094)
Net cash provided by financing activities	1,522,457	10,187,701	4,878,598
INVESTING ACTIVITIES
Purchase of property and equipment	-	(1,374)	(42,453)
Proceeds from disposal of equipment	22,536	6,446	566
Proceeds from sale of subsidiary	-	49,448	-
Proceeds from sale of mineral property royalty rights	-	1,227,552	-
Cash acquired on acquisition of subsidiary	-	246,645	-
Purchase of JPQ (Note 6)	-	(4,985,200)	-
Exploration and evaluation asset acquisition costs (Notes 13 and 13)	-	(122,747)	(1,276,031)
Net cash provided by (used in) investing activities	22,536	(3,579,230)	(1,317,918)
Increase (decrease) in cash	(1,934,126)	1,496,480	(670,255)
Cash, beginning of year	2,136,244	639,764	1,310,019
Cash, end of year	$ 202,118	$ 2,136,244	$ 639,764

Supplemental disclosure with respect to cash flows (Note 22)

See accompanying notes to these consolidated financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

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

The consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s and all of its subsidiaries functional currency, except for its 70% interest in Juan Paulo Quay S.A.C., which has a functional currency of the Peruvian Sol. See Note 3(d) for more information.

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

Nature of Operations and Ability to Continue as a Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from the carrying values shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At November 30, 2016, the Company had not yet achieved profitable operations, has accumulated losses of $37,497,070 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern. The Company will periodically have to raise additional financing in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

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

Details of the Company’s principal subsidiaries at November 30, 2016 are as follows:

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

c)

Business Combinations

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Total comprehensive loss of the Company’s subsidiary is attributed to the equity holders of the Company and to the non-controlling interests even if this results in the non-controlling interest having a deficit balance. For the year ended November 30, 2016, 30% of the net assets of the Company’s consolidated subsidiary, Juan Paulo Quay S.A.C. (“JPQ”), were attributable to its non-controlling interest.

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

For the year ended November 30, 2016

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

d)

Foreign Currency Translation

The functional and presentation currency of the Company is the Canadian dollar. The individual financial statements of each subsidiary are presented in the currency of the primary economic environment in which the entity operates (its functional currency). Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the reporting date with exchange differences on monetary items being recognized in profit or loss in the period in which they arise. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. For the Company and its subsidiaries Minera Focus, S.A.C., Agrifos Peru S.A.C., Focus (Cayman) Inc., and Agrifos International (Cayman) Inc., the functional currency is the Canadian dollar. For Juan Paulo Quay S.A.C., the functional currency is the Peruvian Sol.  For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s JPQ operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for period, unless exchange rates fluctuate significantly during the period, in which case the exchange rates at the dates of the transactions are used.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

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

For the year ended November 30, 2016, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 51,709,448 (2015: 46,484,500; 2014: 8,207,741) were not included in the computation of loss per share because their effect was anti-dilutive.

f)

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change of value. As at November 30, 2016, the Company does not hold any cash equivalents.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

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

For the year ended November 30, 2016

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

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

k)

Inventories

Gypsum inventory is valued at the lower of average production cost and estimated net realizable value. Costs include all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.

l)

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Company's cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro- rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. Management evaluates goodwill for impairment annually as of November 30th.

m)

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives, including goodwill, are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets and mineral interests where goodwill has been allocated are to be tested for impairment annually, otherwise are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs of disposal, the asset is written down accordingly.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre –tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

n)

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

As at November 30, 2016, the Company has determined that it has a rehabilitation provision of $126,582 regarding its Bayovar 12 Project.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

n)

Provisions – cont’d

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

o)

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

p)

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

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

q)

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

Accounts payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within forty-five days of recognition.  The long-term debt represents a loan facility received on March 24, 2015 with the outstanding balance having a maturity date of September 30, 2019.

The Company has made the following designations of its financial instruments:

Cash	Loans and receivables
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities
Long-term debt	Other financial liabilities

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

r)

Value Added Taxes

The Company incurred value added tax (VAT) in Peru, Mexico, and Canada. For VAT in Canada and Peru, an amount equal to the expected amount refundable has been recorded as Taxes Receivable except for certain operations in Peru where the collection of VAT payments is uncertain, and therefore has been expensed and included in Exploration Expenditures.

s)

Standards, Amendments and Interpretations Not Yet Effective

The Company will be required to adopt the following standard and amendments issued by the IASB as described below. The Company is in the process of evaluating the impact of these new standards and amendments on its consolidated financial statements:

Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows)

The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Effective for the Company's annual period beginning January 1, 2017.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12 Income Taxes)

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value.

Effective for the Company's annual period beginning January 1, 2017.

IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

•

Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “amortized cost”, “fair value through other comprehensive income”, or “fair value through profit or loss” (default). Equity instruments are classified and measured as “fair value through profit or loss” unless upon initial recognition elected to be classified as “fair value through other comprehensive income”.

•

Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

•

Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “amortized cost” or “fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes twelve-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition and lifetime expected credit losses otherwise.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

s)

Standards, Amendments and Interpretations Not Yet Effective – cont’d

IFRS 9 Financial Instruments – cont’d

•

Hedge accounting:

Hedge accounting remains a choice, however, is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Effective for the Company's annual period beginning December 1, 2018.

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

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – cont’d

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects;

b)

The carrying value of the investment in acquisition costs relates to a mineral interest and exploration and evaluation asset, and the recoverability of their carrying values. The Company’s accounting policy for acquisition costs relating to the mineral interest and exploration and evaluation asset requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after acquisition costs relating to the mineral interest or exploration and evaluation asset are capitalized, information becomes available suggesting that the carrying amount of the mineral interest or exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash-generating unit (“CGU”) or group of cash-generating units (“CGUs”) level in the year the new information becomes available. The recoverable amount is most sensitive to the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rates used. To arrive at cash flow projections the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures;

c)

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount.  The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for mineral interests and exploration and evaluation assets.

d)

Inventory valuation requires judgment to determine obsolescence and estimates of provisions for obsolescence to ensure that the carrying value of inventory is not in excess of net realizable value.

e)

Amortization of intangible assets requires judgment in determining the useful life of the assets and estimates as to the residual value at the end of their useful lives and determination of the appropriate amortization rates.

f)

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

Upon the completion of certain conditions on May 1, 2016 pertaining to the Company’s 70% acquisition of JPQ, the functional currency of JPQ changed from the Canadian dollar to the Peruvian Sol.

g)

Judgment is required in the determination that the Company will continue as a going concern for the next year (Note 2).

h)

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

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

5.

CASH

Cash includes cash at banks and on hand.  Pursuant to a loan agreement covenant, the Company is required to maintain a minimum cash or cash equivalent balance of $500,000 throughout the term of the loan (Note 15).

6.

JPQ AGREEMENT

On March 26, 2015, the Company’s Peruvian subsidiary, Agrifos Peru S.A.C. (“Agrifos Peru”) completed a purchase agreement with the shareholders (the “Vendors”) of Juan Paulo Quay S.A.C. (“JPQ”), titleholder of the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”) located in Northern Peru, whereby the Company paid to the Vendors $4,985,200 (US$4,000,000) in cash to purchase a 70% interest in shares of JPQ (the “Bayovar Interest”), and thereby cancelling a previously granted option agreement to earn such interest.

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

iii)

the Company must complete a pre-feasibility study by December 31, 2015 or else obtain a one-year extension by paying a US$500,000 penalty payment to the Vendors by January 15, 2016.  The pre-feasibility study was submitted during the current year, prior to December 31, 2015;

iv)

port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the JPQ Maritime Terminal located 40 kilometres west of the Bayovar 12 Project;

v)

the Vendors will maintain responsibility for gypsum operations on the concession until the delivery of the prefeasibility study (completed during the current year), and the transfer from JPQ of the Vendors’ port activities and assets and all related licenses and permissions (completed during the current year); and

vi)

the Company has a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ.

In addition to the terms above, until the conditions in v) (the “Conditions”) were met, certain decisions by the JPQ Board of Directors required unanimous agreement by the Company and the Vendors, and the Vendors acted as principals whereby they were responsible for the management of the gypsum operation which included receiving the benefits of any net proceeds from operations while also being responsible for any net loss from operations and any associated liabilities.  The Conditions were met during the year ended November 30, 2016.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

6.

ACQUISITION OF JPQ – cont’d

The acquisition of JPQ was accounted for as a business combination. Due to the Company previously having an option agreement with JPQ to acquire an interest in the Bayovar 12 Project, the Company included past option payments of $1,092,984 as consideration given the terms of the acquisition agreement were substantially the same. As a result, total purchase consideration of $6,078,184 was allocated to the identifiable assets acquired and liabilities assumed as follows:

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
$ 6,078,184

Goodwill of $439,637 was acquired with the JPQ business combination, of which $417,932 was allocated to the exploration and evaluation cash-generating unit and $21,705 to the gypsum mineral interest cash-generating unit.

These consolidated financial statements include JPQ’s results from March 26, 2015 to November 30, 2016. Certain assets, revenue and expenses related to gypsum operations that were the responsibility of the Vendor up to the time the Conditions were met were excluded from the consolidated financial statements of the Company. During the year ended November 30, 2016, with the completion of certain conditions pertaining to the Company’s 70% acquisition of JPQ, the Vendors, who are JPQ’s minority shareholders, decided to provide JPQ with a non-reciprocal non-monetary contribution which included inventory and other gypsum operation assets and liabilities.  As a result, an amount of $168,283 was credited to non-controlling interest.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

7.

NON-CONTROLLING INTEREST

JPQ, a 70% owned subsidiary of the Company acquired on March 26, 2015, has material non-controlling interests (“NCI”) in the Company (Note 6).

Summarized financial information in relation to JPQ, before intra-group eliminations, is presented below together with amounts attributed to NCI:

	2016	2015	2014
Exploration expenses	$(99,936)	$12,319	$-
Foreign exchange loss	(17,538)	-	-
Write-down of mineral interest	(531,213)	-	-
Loss on sales tax reassessment	(576,945)	-	-
Loss before tax	(1,225,632)	-	-
Deferred income tax recovery	199,976	-	-
Loss after tax	$(1,025,656)	$12,319	$-
Loss allocated to NCI	$(723,835)	$(3,696)	$-

Other comprehensive income allocated to NCI:
Currency translation adjustment	54,406	-	-
Total comprehensive loss allocated to NCI	$(669,429)	$(3,696)	$-

Dividends paid to NCI	$-	$-	$-

Cash flows from operating activities	$(694,419)	$(12,319)	$-
Cash flows from investing activities	-	-	-
Cash flows from financing activities	890,021	-	-
Net cash inflows (outflows)	$195,602	$(12,319)	$-

As at November 30	2016	2015	2014
Current assets	$718,630	$260,765	$-
Non-current assets	10,941,997	11,351,124	-
	11,660,627	11,611,889	-

Current liabilities	(181,429)	(41,423)	-
Non-current liabilities	(3,389,582)	(3,527,718)	-
	(3,571,011)	(3,569,141)	-
Net assets	$8,089,616	$8,042,748	$-
Non-controlling interests	2,426,885	2,412,824	-
Non-controlling interest non-reciprocal contribution	168,283	-	-
Accumulated non-controlling interests	$2,595,168	$2,412,824	$-

During the year ended November 30, 2016, JPQ incurred a sales tax reassessment expense of $576,945 which related to a fiscal period prior to the Company acquiring its 70% in JPQ.  Pursuant to a profit-sharing arrangement/guarantee the NCI provided the capital to JPQ to settle the entire liability and as a result, the entire expense and related foreign exchange loss is solely attributable to the NCI.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

8.

DISCONTINUED OPERATIONS

In September 2015, the Company sold its 100% interest in its Mexican subsidiaries, Minera Oro Pacific, S.A. de C.V. and Servicios Oro Pacifica, S.A. de C.V. which is the only operation presented as discontinued operation in 2015.   There were no other discontinued operations during the 2016 and 2014 fiscal years.

The post-tax gain on disposal of discontinued operations was determined as follows:

	2016	2015	2014
Cash consideration received	$-	$65,930	$-

Net assets disposed (other than cash):
Trade and other receivables	-	(9,734)	-
Trade and other payables	-	3,546	-
	-	(6,188)	-

Pre-tax gain on disposal of discontinued operation	-	59,742	-

Related tax expense	-	(16,482)	-
Gain on disposal of discontinued operation	$-	$43,260	$-

Results of discontinued operations

	2016	2015	2014
Foreign exchange gain (loss)	$-	$51,120	$(65,530)
Expenses other than finance costs	-	(10,543)	(339,796)
Gain from selling discontinued operations after tax	-	43,260	-
Income (loss) for the year	$-	$83,837	$(405,326)

Earnings per share from discontinued operations

	2016	2015	2014
Basic and diluted income (loss) per share	$0.00	$0.00	($0.01)
Weighted average number of shares outstanding
- basic and diluted	132,039,871	88,348,674	64,595,292

Statement of cash flows

	2016	2015	2014
Operating activities	$-	$(2,634)	$(175,633)
Investing activities	-	49,448	-
Financing activities	-	-	566
Net cash from (used in) discontinued operations	$-	$46,814	$(175,067)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

9.

PROPERTY AND EQUIPMENT

	Vehicles	Computer equipment	Furniture and equipment	Leasehold improvements	Total
Cost
Balance, November 30, 2014	$60,062	$33,951	$37,052	$19,060	$150,125
Additions	-	-	1,374	-	1,374
Disposals	-	-	(10,645)	-	(10,645)
Balance, November 30, 2015	60,062	33,951	27,781	19,060	140,854
Disposals	(28,181)	-	-	-	(28,181)
Balance, November 30, 2016	$31,881	$33,951	$27,781	$19,060	$112,673

Accumulated amortization
Balance, November 30, 2014	$30,149	$27,210	$10,326	$6,840	$74,525
Charge for period for continuing operations	9,558	1,389	4,652	2,460	18,059
Charge for period for discontinued operations	-	2,293	2,364	-	4,657
Recaptured	(1,305)	(129)	(5,234)	-	(6,668)
Balance, November 30, 2015	38,402	30,763	12,108	9,300	90,573
Charge for period for continuing operations	3,432	957	3,743	2,460	10,592
Recaptured	(9,953)	-	-	-	(9,953)
Balance, November 30, 2016	$31,881	$31,720	$15,851	$11,760	$91,212

Carrying amounts
At November 30, 2015	$21,660	$3,188	$15,673	$9,760	$50,281
At November 30, 2016	$-	$2,231	$11,930	$7,300	$21,461

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

10.

INVENTORY

The Company produces gypsum on its Bayovar 12 Project in compliance with the requirements of the Peru mining authority for maintaining the Bayovar 12 concession in good standing, with annual minimum production set at 80,000 tonnes.

During the year ended November 30, 2016 and from the time the Conditions of the JPQ agreement were met (Note 6), the Company produced 30,588 tonnes of gypsum at a cost of $189,290.  The Company has also recorded gypsum inventory of 54,909 tonnes with a cost of $445,624 during the period ended November 30, 2016 that was originally intended to be for the sole benefit of the JPQ Vendors (Note 6).  As of November 30, 2016, the Company held 85,497 tonnes of gypsum inventory.  Further adjustments recorded during the year ended November 30, 2016 reduced the carrying cost of inventory by $73,296.

	November 30, 2016	November 30, 2015
Gypsum inventory	$ 561,618	$ -

11.

MINERAL INTEREST

During the 2015 fiscal year, the Company capitalized a cost of $555,706 for its gypsum mineral interest acquired through the business combination with JPQ (Note 6).

As at November 30, 2016, the carrying value of the mineral interest was determined to be impaired and as a result, written down to nil (refer to Note 13).

Peru
Bayovar
Balance, December 1, 2014	$ -
Mineral interest acquired through business combination (Note 6)	555,706
Asset retirement obligation adjustment	31,858
Balance, November 30, 2015	587,564
Asset retirement obligation adjustment	(33,830)
Amortization for the period	(22,521)
531,213
Impairment of mineral interest	(531,213)
Balance, November 30, 2016	$ -

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

12.

EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition costs on its mineral properties as at November 30, 2016:

	Peru
	Bayovar	Aurora	Other	Total
Balance, November 30, 2014	$1,092,984	$359,092	$89,456	$1,541,532
Acquisition costs - cash	-	122,747	-	122,747
Exploration and evaluation asset acquired through business combination	9,607,016	-	-	9,607,016
Write-off of exploration and evaluation assets	-	(481,839)	(89,456)	(571,295)
Recovery of exploration and evaluation assets costs	(1,227,552)	-	-	(1,227,552)
Balance, November 30, 2015	9,472,448	-	-	9,472,448
Currency translation adjustment	241,997	-	-	241,997
Balance, November 30, 2016	$9,714,445	$-	$-	$9,714,445

Bayovar 12 Project

The Company’s Peruvian subsidiary, Agrifos Peru, signed a binding Letter of Intent in September 2013 and a formal Option Agreement in January 2014 with the Vendors and JPQ whereby the Company was granted the option (the “Bayovar 12 Option”) to acquire a 70% interest in JPQ which owns the Bayovar 12 Project.

On March 26, 2015, the Bayovar 12 Option was cancelled and Agrifos Peru acquired a 70% interest in the issued share capital of JPQ from the Vendors for US$4.0 million (Note 6).

Bayovar 12 Project Royalty Sale

In April 2015, the Company completed the sale to Radius Gold Inc. (“Radius”) of a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project for the sum of $1,227,552 (US$1.0 million).  Under the terms of the sale agreement, the Company had the right until April 15, 2016 to buy back one-half of the royalty for US$1.0 million.  This right expired unexercised during the year ended November 30, 2016.  The Company and Radius have two common directors and common officers.

The $1,227,552 total proceeds received by the Company was recorded as a recovery against exploration and evaluation asset costs during the year ended November 30, 2015 for this corresponding mineral property.

Previously-Held Properties

During the fiscal years ended November 30, 2014, 2015 and 2016, the Company held interests in various mineral properties located in Peru, Colombia and Mexico.  The Company had written off all such costs and let these property interests lapse in fiscal years prior to the year ended November 30, 2016.

Aurora Porphyry Copper-Molybdenum Property

Pursuant to agreements signed in 2012 and amended in June 2014 and in February 2015, the Company held a portion of the Aurora Property by way of an option to acquire a 100% interest in one concession by making cash payments to the optionor and underlying property owner totalling US$3,885,000 by July 2019. During the year ended November 30, 2015, the Company paid $122,747 (US$100,000) pursuant to these option agreements.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

12.

EXPLORATION AND EVALUATION ASSETS – cont’d

Aurora Porphyry Copper-Molybdenum Property – cont’d

In October 2014, the Company signed a Joint Venture Agreement with Daewoo International Corporation (“Daewoo International”), whereby Daewoo International could have earned a 65% interest in the Aurora property.

In November 2015, the Company and Daewoo International agreed to terminate its proposed joint venture. As a result, the Company relinquished its option agreements with the property owners, and wrote-off $481,839 in acquisition costs during the year ended November 30, 2015.

Machay Phosphate Property

The Machay Property was originally comprised of thirty-three staked concessions located in central Peru. During the 2014 fiscal year, the number of concessions was reduced to eight. During the year ended November 30, 2015, the Company allowed the eight concessions to lapse.  As a result, acquisition costs totaling $74,872 were written off during the year ended November 30, 2015.

Quebranta Phosphate Project

The Quebranta Project was comprised of 10,600 staked hectares and an option agreement with a private Peruvian company to acquire an additional 450 hectares. During the 2014 fiscal year, the Quebranta Project was reduced from 11,050 hectares to 1,700 hectares. During the year ended November 30, 2015, the Company relinquished its option agreement on the 450 hectares and let lapse the remaining 100% held concessions. Acquisition costs totaling $117,823 were written off during the 2014 fiscal year.

Katenwill Claims

The Katenwill Claims consisted of seven staked concessions.  During the year ended November 30, 2015, the Company allowed the seven concessions to lapse and as a result, acquisition costs totaling $14,584 were written off during the year ended November 30, 2015.

Ninachay and Wawita Claims

The Ninachay and Wawita claims consisted of one and two staked concessions, respectively. During the 2014 fiscal year, the Ninachay and Wawita claims were allowed to lapse and acquisition costs totaling $5,484 were written-off during that period.

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

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

13.

GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during the year ended November 30, 2015 for the acquisition of JPQ over the fair value of the net identifiable tangible and intangible assets and liabilities.

Goodwill has been allocated to two cash-generating units (“CGUs”) for impairment testing as follows:

•

Gypsum Mineral Interest CGU

•

Exploration and Evaluation CGU

The carrying amount of goodwill is as follows:

	2016	2015
Goodwill attributable to Gypsum Mineral Interest CGU	$-	$21,705
Goodwill attributable to Exploration and Evaluation CGU	429,025	417,932
	$429,025	$439,637

Change in goodwill for the years ended November 30, 2016 and 2015:

Balance, December 1, 2014	$-
Goodwill on JPQ acquisition	439,637
Balance, November 30, 2015	439,637
Impairment charge	(21,705)
Cumulative translation adjustment	11,093
Balance, November 30, 2016	$429,025

The Company performed its annual goodwill impairment test in accordance with the accounting policy stated in the Note 3.

Gypsum Mineral Interest CGU

The recoverable amount of the gypsum mineral interest cash generating unit has been determined based on value in use calculations using the net present value of forecasted cash flows for a ten year period and discounted at a rate of 25% (2015: 25%). Financial forecasts were based on management’s expectations of future outcomes taking into account historical experience, industry considerations, and economic conditions and trends. The recoverable value of the gypsum mineral interest cash-generating unit was determined to be less than its carrying value and resulted in an impairment of goodwill of $21,705 and the underlying mineral interest asset.

Exploration and Evaluation CGU

The recoverable amount of the exploration and evaluation cash generating unit has been determined based on a fair value less costs of disposal calculation using a discounted cash flow model (2015: based on a fair value less costs of disposal calculation with comparable early stage phosphate entities as well as the Company’s enterprise value). Key assumptions used for the fair value less costs of disposal were a discount rate of 7.5% over a period of twenty years, and phosphate ore price in the range of US$145/tonne to US$185/tonne. The recoverable value of the exploration and evaluation CGU was determined to be above its carrying value indicating there was no impairment of goodwill and the underlying exploration and evaluation asset.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

13.

GOODWILL – cont’d

Significant management judgement is necessary to evaluate the impact of operating and economic changes on the Company. Critical assumptions include projected operating and administrative expenses, change in capital expenditures, growth rates, as well as an appropriate discount rate. If future growth and results of the Company differ significantly from management’s current best estimates with respect to the critical assumptions noted above, it is reasonably possible that this could have an adverse impact on the estimated recoverable amounts of the Company, including the amounts of allocated goodwill and intangible assets, and result in further impairment charges.

14.

EXPLORATION EXPENDITURES

During the year ended November 30, 2016, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
2016	Bayovar	General	Total
Assaying	$ 5,306	$ -	$ 5,306
Geological and other consulting	953,856	706	954,562
Geological expenses	1,910	-	1,910
Legal and accounting	2,976	487	3,463
Licenses, rights and taxes	207,188	-	207,188
Office and administration	98,585	1,605	100,190
Salaries	329,759	-	329,759
Travel	113,063	2,569	115,632
Value added tax	14,062	596	14,658
Exploration expenditures	$ 1,726,705	$ 5,963	$ 1,732,668

During the year ended November 30, 2015, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
2015	Aurora	Bayovar	General	Total
Assaying	$ -	$ 208,495	$ -	$ 208,495
Community relations	4,450	121,031	-	125,481
Drilling	-	455,000	-	455,000
Geological and other consulting	34,237	2,232,895	3,247	2,270,379
Geological expenses	896	80,359	1,687	82,942
Legal and accounting	45,640	43,592	97	89,329
Licenses, rights and taxes	15,098	50,999	-	66,097
Office and administration	6,256	190,984	3,233	200,473
Salaries	34,299	540,321	7,623	582,243
Travel	27,646	178,203	6,862	212,711
Value added tax	11,596	157,506	3,557	172,659
	180,118	4,259,385	26,306	4,465,809
Write-down of exploration and evaluation asset costs	481,839	-	89,456	571,295
Exploration expenditures	$ 661,957	$ 4,259,385	$ 115,762	$ 5,037,104

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

14.

EXPLORATION EXPENDITURES – cont’d

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

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

15.

TERM DEBT

Sprott Loan

On March 24, 2015, the Company completed a $6,231,500 (US$5.0 million) loan facility from lenders led by Sprott Resource Lending Partnership (the “Lenders”).  $4,985,200 (US$4.0 million) of the loan funds were used to purchase an interest in the Bayovar 12 Project (Note 6).

On July 14, 2016, the maturity date of the Sprott Loan was extended three years, from September 30, 2016 to September 30, 2019. In consideration for the loan extension, the Company issued to the lenders 2,740,340 common shares of the Company with a value of $274,034, being the market price of the shares on issuance date. In addition, upon each anniversary date of the extended term, the Company is to make an anniversary fee payment of 6% of the principal amount of the loan outstanding, in cash or shares at the election of the Company.

Key terms of the loan are as follows:

i)

the loan has an interest rate of 12% per annum and a maturity date of September 30, 2019;

ii)

security on the loan is provided by a first charge on all assets of the Company’s two Cayman subsidiaries, and its Peru subsidiary, Agrifos Peru S.A.C., which holds the 70% interest in JPQ;

iii)

the loan may be repaid prior to maturity, in full or in part, at the option of the Company;

iv)

the Company is required to maintain a minimum cash balance of $500,000 and minimum working capital of $250,000 during the term of the loan. For the purpose of the minimum working capital requirement, the outstanding loan amount is excluded from the calculation;

v)

make a March 24, 2016 anniversary fee payment of US$105,000 in cash or shares (paid $136,101 in cash on March 24, 2016); and

vi)

make anniversary fee payments of 6% of the outstanding principal amount in cash or shares on each of September 30, 2017 and September 30, 2018.

The July 14, 2016 extension to the loan agreement was determined to be not substantially different to the original terms and thus accounted for as a modification to an existing liability in accordance with IAS 39 Financial Instruments: Recognition and Measurement.  As a result, transactions costs of $276,504, of which $274,034 was the value of 2,740,340 common shares of the Company issued to the lenders, have been capitalized against the loan amount and are being amortized to the consolidated statements of loss over the term of the loan.

Amount
Balance, November 30, 2014	$ -
Fair value of Sprott Loan at date of issue	6,231,500
Transaction costs - cash	(285,960)
Transaction costs - shares issued	(218,989)
Accretion of transaction costs	224,424
Foreign exchange adjustment	290,550
6,241,525
Less repayment	(1,855,500)
Balance, November 30, 2015	4,386,025
Transaction costs - cash	(2,470)
Transaction costs - shares issued	(274,034)
Accretion of transaction costs	318,776
Foreign exchange adjustment	32,550
Balance, November 30, 2016	$ 4,460,847

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

15.

TERM DEBT – cont’d

As at November 30, 2016, the Company’s cash and working capital were less than the minimum required amounts pursuant to the Sprott Loan agreement.  These requirements were waived by the lender of the Sprott Loan until the Company closed an equity financing subsequent to November 30, 2016 (Note 26) at which time the Company became compliant again. As a result of the waiver being of a short-term nature and not specifying relief from the requirements for a period of at least twelve months, the carrying amount of the debt is classified as a current liability as of November 30, 2016.

The finance expense that was recorded for the years ended November 30, 2016, 2015, and 2014 is comprised of the following:

	2016	2015	2014
Interest payments	$556,690	$419,778	$-
Accretion of transaction costs	250,912	224,424	-
Anniversary payments	203,965	-	-
Other fees	8,814	13,333	-
	$1,020,381	$657,535	$-

During the year ended November 30, 2016, a total of $556,690 (2015: $419,778) has been paid in interest and as of November 30, 2016, there is no accrued interest on the loan facility. The outstanding principal balance as of November 30, 2016 is $4,699,100 (US$3,500,000) (2015: $4,666,550 (US$3,500,000)).

16.

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

The asset retirement obligation represents the present value of the restoration and rehabilitation costs relating to mining activities that have occurred to date.  Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.  The rehabilitation expenditure is expected to be incurred in various stages up to 2027.

	November 30, 2016	November 30, 2015
Balance, beginning of year	$151,008	$-
Provision acquired from JPQ	-	112,477
Change in liability estimate	(33,830)	31,858
Accretion of interest	8,621	4,569
Foreign exchange adjustment	783	2,104
Balance, end of year	$126,582	$151,008

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

17.

SHARE CAPITAL AND RESERVES

(a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Year ended November 30, 2016

On April 5, 2016, the Company closed a private placement of 3,850,000 units at $0.065 per unit for gross proceeds of $250,250. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.065. Share issuance costs associated with this financing totalled $2,601. On the date of closing for this private placement, the Company’s share price was less than the unit purchase price, the difference being a residual value allocated to the warrants. As a result, $231,000 of the gross proceeds was recorded to share capital and $19,250 to other equity reserve.

On June 22, 2016, the Company closed the first tranche of a private placement of 2,310,000 units at $0.065 per unit for gross proceeds of $150,150. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.075. Share issuance costs associated with this financing totalled $1,501. The gross proceeds of the private placement were recorded entirely to share capital.

On July 7, 2016, the Company closed the second tranche of a private placement of 4,542,832 units at $0.065 per unit for gross proceeds of $295,284. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.075. Share issuance costs associated with this financing totalled $3,147. The gross proceeds of the private placement were recorded entirely to share capital.

On July 19, 2016, the Company issued 2,740,340 common shares with a deemed value of $274,034 as a financing fee (Note 15).

A total of 2,235,384 share purchase warrants were exercised for gross proceeds of $153,000. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $7,327 from other equity reserve to share capital.

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

On March 26, 2015, the Company issued 1,018,554 common shares with a value of $218,989 as a financing fee (Note 14).

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

17.

SHARE CAPITAL AND RESERVES – cont’d

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

At total of 18,365,226 share purchase warrants were exercised for gross proceeds of $3,667,692. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $19,205 from other equity reserve to share capital.

(b)

Share Purchase Warrants

The following is a summary of changes in warrants from December 1, 2013 to November 30, 2016:

	Number of warrants	Weighted average exercise price
Balance, November 30, 2013	20,082,273	$0.20
Issued	3,040,241	$0.27
Exercised	(18,365,226)	$0.20
Expired	(1,829,547)	$0.20
Balance, November 30, 2014	2,927,741	$0.27
Issued	38,672,000	$0.21
Expired	(190,241)	$0.265
Balance, November 30, 2015	41,409,500	$0.21
Issued	10,702,832	$0.07
Exercised	(2,235,384)	$0.07
Expired	(2,737,500)	$0.265
Balance, November 30, 2016	47,139,448	$0.18

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

17.

SHARE CAPITAL AND RESERVES – cont’d

(b)

Share Purchase Warrants – cont’d

As at November 30, 2016, the following warrants were outstanding:

Expiry date	Number of warrants	Exercise price
April 4, 2017	2,384,616	$0.065
June 2, 2017	20,000,000	$0.265
June 21, 2017	1,540,000	$0.075
June 2, 2017	4,542,832	$0.075
November 11, 2020(1)	18,672,000	$0.150
	47,139,448

 (1)  The exercise price for these warrants is $0.15 until November 11, 2018 and then $0.20 until November 11, 2020.

18.

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

The following is a summary of changes in options for the year ended November 30, 2016:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Aug 20, 2015	Aug 19, 2017	$0.21	70,000	-	-	(70,000)	-	-
Jan 15, 2009	Jan 14, 2019	$0.19	720,000	-	-	-	720,000	720,000
Jun 29, 2011	Jun 28, 2021	$0.30	75,000	-	-	-	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	25,000	-	-	(25,000)	-	-
Jun 20, 2012	Jun 19, 2022	$0.21	1,305,000	-	-	-	1,305,000	1,305,000
Jul 11, 2012	Jul 10, 2022	$0.21	185,000	-	-	(35,000)	150,000	150,000
Dec 3, 2012	Dec 2, 2022	$0.22	250,000	-	-	(250,000)	-	-
Dec 18, 2013	Dec 17, 2023	$0.22	2,360,000	-	-	(100,000)	2,260,000	2,260,000
Jan 15, 2014	Jan 14, 2024	$0.22	45,000	-	-	-	45,000	45,000
Jun 5, 2014	Jun 4, 2024	$0.26	40,000	-	-	(25,000)	15,000	15,000
			5,075,000	-	-	(505,000)	4,570,000	4,570,000
Weighted average exercise price			$0.21	-	-	$0.22	$0.21	$0.21

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

18.

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

Fair Value of Options Issued

There were no options granted during the year ended November 30, 2016. The weighted average fair value at grant date of options granted during the year ended November 30, 2015 was $0.07 per option (2014: $0.19 per option).

The weighted average remaining contractual life of the options outstanding at November 30, 2016 is 5.76 years (2015: 6.74 years; 2014: 7.56 years).

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

18.

SHARE-BASED PAYMENTS – cont’d

Fair Value of Options Issued – cont’d

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

The model inputs for options granted during the years ended November 30, 2016, 2015 and 2014 included:

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

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year ended November 30, 2016 as part of share-based payments expense were $Nil (2015: $9,135; 2014: $502,316).

As of November 30, 2016 there were no unrecognized compensation costs related to unvested share-based payment awards (2015: $4,075; 2014: $Nil).

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the years ended November 30, 2016, 2015 and 2014.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

19.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended November 30, 2016 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius Gold Inc. (“Radius”)	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel and administrative costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the years ended November 30, 2016, 2015 and 2014, in addition to related party transactions disclosed elsewhere in the consolidated financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	2016	2015	2014
Office and miscellaneous	$39,162	$45,718	$42,229
Regulatory and stock exchange fees	7,316	5,971	3,112
Rent and utilities	71,669	69,276	59,916
Salaries and benefits	121,583	163,055	120,660
Shareholder communication	2,679	23,044	14,182
Travel and accommodation	26,465	34,096	26,781
Exploration expenditures	7,255	-	-
	$276,129	$341,160	$266,880

Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

During the year ended November 30, 2016, the Company was reimbursed by Medgold, a company with common directors and officers, a total of $9,150 for shared personnel and administrative costs (2015: $11,164; 2014: $18,547).

c)

During the year ended November 30, 2016, the Company was reimbursed by Radius, a company with common directors and officers, a total of $3,276 for shared personnel and administrative costs (2015: $Nil; 2014: $Nil).

Prepaid expenses and deposits as of November 30, 2016 include an amount of $3,434 (2015: $6,186) paid to Gold Group.

Long term deposits as of November 30, 2016 consists of $61,000 (2015: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Accounts payables and accrued liabilities as of November 30, 2016 includes $44,100 (2015: $3,675) owing to Mill Street, a company controlled by the Chief Executive Officer for accrued management fees, $100,000 (2015: $Nil) owing to the former President for accrued management and geological fees, $20,000 (2015: $Nil) owing to a Director for a short-term advance, and $16,655 (2015: $17,467) owing to two Directors for expense reimbursements.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

19.

RELATED PARTY TRANSACTIONS – cont’d

Amounts due to related parties as of November 30, 2016 consist of $129,717 (2015: $22,058) owing to Gold Group and $2,461 (2015: $Nil) owing to Radius. The amount owing to Gold Group is secured by a deposit and is interest bearing if not paid within a certain period. The amount owing to Radius is unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2016	2015	2014
Management fees	$82,000	$102,000	$117,500
Geological fees	94,000	144,000	144,000
Salaries and benefits	103,782	145,457	120,332
Share-based payments	-	-	311,201
	$279,782	$391,457	$693,033

There were no share-based payments made to directors not specified as key management personnel during the year ended November 30, 2016 (2015: $Nil; 2014: $9,879).

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the years ended November 30, 2016, 2015 and 2014.

20.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	November 30, 2016	November 30, 2015	November 30, 2014
Loss from continuing operations	$(4,708,578)	$(7,170,712)	$(4,709,443)

Tax charge/(recovery) based on the statutory rate of 26.00% (2015: 26.00%; 2014: 26.00%)	(1,224,000)	(1,864,000)	(1, 224,000)
Different tax rates in other jurisdictions	(95,000)	(171,000)	(110,000)
Non-deductible expenses	514,000	808,000	318,000
Effect of reduction in statutory rate	-	-	-
Impact of JPQ acquisition	-	(95,000)	-
Share issue costs and other	(66,976)	(140,000)	16,000
Impact of foreign exchange	(152,000)	(96,000)	(100,000)
Changes in unrecognized deferred tax assets	824,000	1,558,000	1,100,000
Total income tax expense relating to continuing operations	$(199,976)	$-	$-

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

20.

INCOME TAXES – cont’d

The British Columbia provincial tax rate and the Canadian Federal corporate tax rate remained at 11% and 15% respectively.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2016 taxation year for the Cayman Islands, 30.0% for Mexico, 30.0% for Peru and 25.0% for Panama.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	November 30, 2016	November 30, 2015
Loss carry forwards	$2,305,000	$1,770,000
Capital losses	832,000	553,000
Un-deducted financing costs	182,000	168,000
Property and equipment and other	84,000	34,000
Exploration and evaluation assets	2,665,000	2,719,000
Unrecognized deferred tax assets	(6,068,000)	(5,244,000)
Deferred tax assets	$-	$-

Deferred tax liability consists of:

	November 30, 2016	November 30, 2015	November 30, 2014
Mineral interest and E&E assets in JPQ	$(3,263,000)	$(3,376,710)	$-
Total	$(3,263,000)	$(3,376,710)	$-

As at November 30, 2016, the Company has estimated non-capital losses of $6,368,000 (2015: $4,928,000) for Canadian income tax purposes that may be carried forward to reduce taxable income expiring in various amounts starting from 2026 to 2036.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

21.

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

Details of identifiable assets by geographic segments are as follows:

Year ended November 30, 2016	Canada	Peru	Total

Exploration expenditures	$-	$1,732,668	$1,732,668
Amortization	3,475	29,638	33,113
Interest and other income	4,955	-	4,955
Net loss	(2,352,664)	(2,155,938)	(4,508,602)

	Continuing operations
Year ended November 30, 2015	Canada	Peru	Total continuing operations	Discontinued operations
Exploration expenditures and exploration and evaluation assets written off	$-	$5,037,104	$5,037,104	$-
Amortization	3,899	14,160	18,059	4,657
Interest and other income	2,540	-	2,540	-
Net income (loss)	(2,005,532)	(5,165,180)	(7,170,712)	83,837
Capital expenditures*	-	5,109,321	5,109,321	-

	Continuing operations
Year ended November 30, 2014	Canada	Peru	Colombia	Total continuing operations	Discontinued operations
Exploration expenditures and exploration and evaluation assets written off	$-	$3,231,441	$81,687	$3,313,128	$109,269
Amortization	4,503	10,652	-	15,155	2,823
Interest and other income	3,564	-	-	3,564	-
Net loss	(974,115)	(3,653,641)	(81,687)	(4,709,443)	(405,326)
Capital expenditures*	-	1,318,484	-	1,318,484	-

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

21.

SEGMENTED INFORMATION – cont’d

As at November 30, 2016	Canada	Peru	Total
Total current assets	$206,139	$742,857	$948,996
Total non-current assets	70,764	10,155,167	10,225,931
Total assets	$276,903	$10,898,024	$11,174,927
Total current liabilities	$6,184,735	$190,960	$6,375,695
Total non-current liabilities	-	3,389,582	3,389,582
Total liabilities	$6,184,735	$3,580,542	$9,765,277

As at November 30, 2015	Canada	Peru	Total
Total current assets	$1,998,260	$300,530	$2,298,790
Total non-current assets	74,239	10,536,691	10,610,930
Total assets	$2,072,499	$10,837,221	$12,909,720
Total current liabilities	$5,501,254	$111,090	$5,612,344
Total non-current liabilities	-	3,527,718	3,527,718
Total liabilities	$5,501,254	$3,638,808	$9,140,062

22.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended November 30, 2016, cash paid for loan interest totaled $556,690 (2014: $419,780; 2013: $Nil).

During the years ended November 30, 2016, 2015 and 2014, no cash was paid for income taxes.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended November 30, 2016, the Company completed the following non-cash transactions:

a)

Issued 2,740,340 common shares with a value of $274,034 as a financing fee.

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

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

23.

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

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at November 30, 2016, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Canada and Peru. The Company monitors this exposure, but has no hedge positions.

As at November 30, 2016 and 2015, the Company was exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	2016		2015
	Peruvian Soles	US Dollars	Peruvian Soles	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 31,987	$ 61,610	$ 204,552	$ 94,782
Taxes receivable	114,677	-	64,336	-
Other receivables	5,981	-	1,102	-
Liabilities	(176,646)	(5,728,347)	(111,093)	(5,604,601)
	$ (24,001)	$(5,666,737)	$ 158,897	$ (5,509,819)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

23.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – cont’d

Foreign Currency Risk – cont’d

Based on the above net exposures at November 30, 2016, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $569,100 (2015: $535,100; 2014: $11,400) in the Company’s after tax net earnings, respectively.

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

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At November 30, 2016, the Company had a working capital deficiency of $5,426,699 (2015: $3,313,554). All of the Company’s financial liabilities as of November 30, 2016, other than the Sprott loan, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The consolidated statement of financial position carrying amounts for cash, receivables, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short term nature. The present value of term debt, using a discount rate of 15%, is approximately $4,970,000. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

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

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2016

(Expressed in Canadian Dollars)

24.

CAPITAL MANAGEMENT

The Company monitors its cash, Sprott loan debt, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The phosphate property in which the Company currently has an interest is in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended November 30, 2016. As at November 30, 2016, the Company was in compliance with the Sprott Loan capital requirements. The Company’s investment policy is to hold cash in interest bearing bank accounts and/or highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Subsequent to November 30, 2016, the Company raised equity capital of $5,000,000 (Note 26). With the raising of this equity capital, the Company expects its current capital resources to be sufficient to cover its general and administrative costs, settle its debt obligations, and fund property development programs through the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property development activity. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

25.

CONTINGENT LIABILITY

In 2014, JPQ entered into an agreement with Fosfatos Del Pacifico, S.A. (“Fospac”) to grant Fospac the right of easement on a strip of land located on the Bayovar 12 Project. The easement is valid from June 10, 2014 until May 7, 2039.

As consideration, Fospac paid 1,800,000 Soles in 2014. Pursuant to the agreement, if JPQ returns or loses the concession or surface rights to the Bayovar 12 Project within the first five years of the agreement, JPQ must refund Fospac 80% of the consideration and during the sixth to tenth years, refund 50% of the consideration.  There is no refund obligation after the tenth year.

26.

EVENTS AFTER THE REPORTING DATE

Subsequent to November 30, 2016, the following events which have not been disclosed elsewhere in these financial statements have occurred:

The Company closed a private placement of 100,000,000 units at $0.05 per unit for gross proceeds of $5,000,000. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for five years at a price of $0.10. The Company paid $153,623 cash and issued a total of 2,214,100 share purchase warrants as finders’ fees in connection with the financing.

